UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

January 9, 2008

Date of Report (date of earliest event reported)

TAILWIND FINANCIAL INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	333-135790 (Commission File Number)	13-4338095 (IRS Employer Identification Number)

BCE Place, 181 Bay Street, Suite 2040, Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices, including zip code)

(416) 601-2422
(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 1.01 Entry into a Material Definitive Agreement.

General

On January 8, 2008, Tailwind Financial Inc. (“Tailwind” or “Parent”), TWF Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and Asset Alliance Corporation, a Delaware corporation (“Asset Alliance”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Tailwind will purchase all of the outstanding shares of Asset Alliance for 10,625,000 shares of Tailwind common stock (the “Initial Shares”), valued at approximately $80.2 million based on the closing price of Tailwind common stock on January 8, 2008 (the “Closing Price”).  Up to an additional 2,500,000 shares of Tailwind common stock valued at up to  approximately $18.9 million based on the Closing Price are issuable over the next three years based on the achievement of certain financial performance milestones.  In addition, there will be an adjustment at closing, either upwards or downwards, equal to the net earnings of Asset Alliance between September 30, 2007 and the closing date, paid in shares of Tailwind common stock based on an $8.00 per share price (the “Adjustment”).  Under the terms of the Merger Agreement, Merger Sub will be merged (the “Merger”) with and into Asset Alliance, the separate existence of Merger Sub will cease, and Asset Alliance will continue as the surviving corporation (the “Surviving Corporation”). Tailwind will be renamed Asset Alliance Corporation.

Pursuant to an escrow arrangement,  (i) 5% of the Initial Shares will be held in escrow to effectuate a downward Adjustment if Asset Alliance’s after tax earnings from September 30, 2007 until the closing of the Merger, excluding certain costs associated with the transaction, are negative, and (ii) 10% of the Initial Shares will be subject to an 18-month escrow to satisfy Asset Alliance’s indemnification obligations under the Merger Agreement.

Tailwind will also assume options to purchase 428,083 shares of Asset Alliance common stock and warrants to purchase 407,741 shares of Asset Alliance common stock, in each case appropriately converted and with exercise prices that will be appropriately adjusted to reflect the transaction.  In addition, options to purchase up to 3,500,000 shares of Tailwind common stock will be granted at closing to certain executive officers and employees of Asset Alliance with exercise prices equal to the fair market value of Tailwind common stock at closing.

Asset Alliance

Asset Alliance, a privately held company headquartered in New York, is a multi-faceted investment management firm specializing in alternative investment management - specifically hedge funds and hedge fund products.  Founded in 1996 and with office in New York, London and Dubai, Asset Alliance offers strategic opportunities for highly skilled hedge fund managers; provides advisory services to organizations worldwide; and manages investment products for high net worth and institutional investors.  Asset Alliance and affiliate managers in which Asset Alliance has an interest had approximately $3.5 billion of assets under management as of September 30, 2007.

The Merger Agreement

The following is a summary of the material terms of the Merger Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.  This summary is qualified in its entirety by reference to the Merger Agreement.

Parties

The parties to the Merger Agreement are:

•                  Tailwind Financial Inc., a publicly traded Delaware blank check development stage company listed on the American Stock Exchange;

•                  TWF Acquisition Corporation, a private Delaware corporation and a wholly owned subsidiary of Tailwind; and

•                  Asset Alliance Corporation, a private Delaware corporation.

At the closing of the Merger, Merger Sub will merge with and into Asset Alliance with Asset Alliance being the Surviving Corporation.

Closing

The closing of the Merger will take place within three Business Days following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Asset Alliance, on the one hand, and Tailwind and Merger Sub on the other.   Such representations relate to, among other things, (a) proper corporate organization and similar corporate matters, (b) capital structure, (c) financial statements and internal controls, (d) the absence of undisclosed liabilities and changes, (e) assets, properties and intellectual property, (f) contracts, (g) compliance with laws, (h) litigation, (i) tax, employment and environmental matters, (j) insurance matters and (k) with respect to Asset Alliance, public and private funds managed by Asset Alliance and investment managers in which it has an interest.

Covenants

Each party to the Merger Agreement has agreed to perform or comply with certain customary covenants, including but not limited to, covenants related to the parties’ conduct between signing and closing, restrictions on the parties’ ability to solicit, negotiate or enter into a transaction with another party, covenants related to the parties’ cooperation and efforts to file a proxy statement and registration statement and related to the effectiveness of the registration statement, covenants related to requirements to call stockholder meetings and obtain the requisite stockholders’ and other approvals, make appropriate regulatory and other filings, and provide each other with access to their respective materials, advisors and information.

Closing Conditions

The obligations of each of Asset Alliance and Tailwind to complete the Merger are subject to the satisfaction or waiver by the other party at or prior to the closing date of various customary conditions, including the performance by each of Asset Alliance and Tailwind in all material respects of their respective obligations under the Merger Agreement, the accuracy of the representations and warranties of the parties to the Merger Agreement, the receipt of all required regulatory approvals and consents, no injunctions or restraints, the approval of the Merger by stockholders of Tailwind and Asset Alliance, the effectiveness of the Tailwind registration statement, a requirement that holders of not more than 30% of Tailwind’s shares issued in its initial public offering demand that Tailwind convert such shares into cash, and a requirement that the board of directors of Tailwind determine that the fair market value of Asset Alliance equal at least 80% of the net assets of Tailwind held in Tailwind’s trust account, less the portion of the underwriters’ deferred compensation.  Asset Alliance also shall have terminated certain stockholder agreements, cancelled certain outstanding options and warrants and redeemed or converted certain outstanding preferred stock.

In addition, the parties shall have entered into an Escrow Agreement, and each of Bruce Lipnick, Chairman and CEO of Asset Alliance, Arnold Mintz, Executive, President and COO of Asset Alliance, and Stephen Bondi, Executive Vice President and CFO of Asset Alliance, shall have entered into Employment Agreements with Tailwind, in each case in forms agreed to, and Tailwind shall have established an equity compensation plan and approved, effective at closing, certain grants pursuant to such plan to such persons and to certain other employees of Asset Alliance.

Termination

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the closing of the Merger:

•                  by written agreement of Asset Alliance, Tailwind and Merger Sub;

•                  by either Tailwind or Asset Alliance if the closing date has not occurred by June 15, 2008, provided that so long as Tailwind is not in breach of the covenant concerning business conduct, Tailwind may extend the initial termination date until September 15, 2008 and may further extend such date until November 15, 2008 if the SEC has not declared effective the registration statement to be filed after the date hereof;

•                  by either Tailwind or Asset Alliance if there is any law, court or governmental order which is not subject to appeal or has become final that makes consummation of the Merger illegal or otherwise prohibited;

•                  by either Tailwind or Asset Alliance if there is any law or governmental entity which would  prohibit Tailwind’s or Asset Alliance’s ownership or operation of any material portion of the business of Asset Alliance or compel Tailwind or Asset Alliance to dispose of or hold separate any material portion of the business or assets of Asset Alliance or Tailwind; and

•                  by either Tailwind or Asset Alliance if such party is not in material breach of its obligations under the Merger Agreement and there has been a material breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement, subject to certain notice and cure provisions.

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Indemnification

The 10% indemnity escrow amount will be available to indemnify, defend and hold harmless Tailwind, Merger Sub, the Surviving Corporation and each of their officers, directors, employees, partners, members, agents and affiliates (the “Indemnified Parties”) against all losses incurred or suffered by them directly or indirectly as a result of or in connection with:

•                  the failure of any representation or warranty of Asset Alliance set forth in the Merger Agreement or in any certificate, document or other instrument delivered with the Merger Agreement to be true and correct as of the date of the Merger Agreement and/or the closing as specified in the Merger Agreement;

•                  any failure by Asset Alliance to fully perform, fulfill or comply with any covenant set forth in the Merger Agreement to be performed, fulfilled, or complied with prior to the closing date; and

•                  any taxes owed by Asset Alliance or any of its subsidiaries in respect to a full or partial tax period ending on or prior to the closing date.

The indemnification obligations are capped at the indemnity escrow amount and no claims (other than covenant breaches or for taxes) shall be indemnified except to the extent the aggregate amount of the losses for which the Indemnified Party seeks indemnification exceeds $1,000,000.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms.  It is not intended to provide any factual information about Tailwind or Asset Alliance.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates set forth therein, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors and security holders are not third party beneficiaries under the Merger Agreement, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Asset Alliance or Tailwind.  Moreover, information concerning the subject matter of the representation and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Tailwind’s public disclosure.

Item 7.01.  Regulation FD Disclosure

     Tailwind and Asset Alliance issued a joint press release on January 8, 2008, a copy of which is attached as Exhibit 99.1 to this report and incorporated herein by this reference, in which they announced the execution of the Merger Agreement. This information shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits

(d)

10.1                           Merger Agreement, dated as of January 8, 2008, by and among Tailwind Financial Inc., TWF Acquisition
Corporation and Asset Alliance Corporation.

99.1                           Joint Press Release of Tailwind and Asset Alliance dated January 8, 2008.

99.2                           Investor Presentation dated January 2008.

99.3                           Conference Call Script dated January 9, 2008.

Additional Information and Where to Find It

     In connection with the proposed Merger and required stockholder approval, Tailwind will file with the Securities and Exchange Commission a registration statement, which will include a prospectus relating to the Tailwind shares to be issued in connection with the Merger and a proxy statement which will be mailed to the stockholders of Tailwind.  Tailwind stockholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available as they will contain important information about Tailwind, Asset Alliance and the Merger with Asset Alliance. Such persons can also read Tailwind’s final prospectus dated April 11, 2007, for a description of the security holdings of the Tailwind officers and directors and their respective interests in the successful consummation of the proposed Merger.  The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed Merger.  Tailwind stockholders will be able to obtain a free copy of such filings at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of such filings can also be obtained, without charge, by directing a request to Tailwind Financial Inc., BCE Place, 181 Bay Street, Suite 2040, Toronto, Ontario, Canada  M5J 2T3. Such documents are not currently available.

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Investor Presentations

Commencing shortly after the filing of this current report on Form 8-K, Tailwind intends to hold presentations for certain of its stockholders, as well as other persons who might be interested in purchasing Tailwind securities, regarding the proposed Merger.  This current report on Form 8-K will be distributed to participants at such presentations.

Participants in Solicitation

Tailwind and its directors and executive officers and Asset Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Tailwind common stock in respect of the proposed Merger. Information about the directors and executive officers of Tailwind is set forth in the Annual Report on Form 10-K for Tailwind’s most recent fiscal year ended June 30, 2007, which was filed with the Securities and Exchange Commission on September 25, 2007.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement regarding the proposed Merger when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed Merger between Tailwind and Asset Alliance and any other statements regarding Tailwind’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 (“forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the Merger; the conditions to the completion of the Merger, including the receipt of stockholder approvals; the regulatory approvals and effectiveness of the registration statement required for the completion of the Merger may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Merger; completion of the Merger may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or clients) may be greater than expected following announcement of the Merger; the retention of certain key employees of Asset Alliance may be difficult; Asset Alliance is subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in Tailwind’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and in its most recent quarterly report filed with the SEC.  Tailwind assumes no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TAILWIND FINANCIAL INC.

Date: January 8, 2008	By:	/s/ Andrew A. McKay
Name: Andrew A. McKay Title: Chief Executive Officer

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Exhibit Index

Exhibit No.	Exhibit

10.1	Merger Agreement, dated as of January 8, 2008, by and among Tailwind Financial Inc., TWF Acquisition Corporation and Asset Alliance Corporation.

99.1	Joint Press Release of Tailwind and Asset Alliance dated January 8, 2008.

99.2	Investor Presentation dated January 2008.

99.3	Conference Call Script dated January 9, 2008.

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EXHIBIT 10.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TAILWIND FINANCIAL INC.,

TWF ACQUISITION CORPORATION,

AND

ASSET ALLIANCE CORPORATION

DATED AS OF JANUARY 8, 2008

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Exhibits

Exhibit A	Board of Directors
Exhibit B	Form of Third Amended and Restated Certificate of Incorporation of Parent
Exhibit C	Form of Second Amended and Restated Bylaws of Parent
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Escrow Agreement
Exhibit F	Form of Affiliate Letter
Exhibit G-1	Form of Lipnick Employment Agreement
Exhibit G-2	Form of Mintz Employment Agreement
Exhibit G-3	Form of Bondi Employment Agreement
Exhibit H-1	Form of Company Counsel Opinion
Exhibit H-2	Form of Opinion of General Counsel
Exhibit I	Form of Parent Counsel Opinion
Exhibit J	Form of Company Counsel Tax Opinion

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of January 8, 2008 (this “Agreement”), is by and among Tailwind Financial Inc., a Delaware corporation (“Parent”), TWF Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and Asset Alliance Corporation, a Delaware corporation (the “Company”).

RECITALS

A.                                   Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with the Company to be the surviving corporation of the Merger.

B.                                     Each of the Boards of Directors of Parent and Merger Sub, the sole stockholder of Merger Sub and the Board of Directors of the Company have unanimously approved and declared advisable this Agreement and the Merger.

C.                                     As a condition and inducement to Parent’s and Merger Sub’s willingness to consummate the transactions contemplated by this Agreement, each of the Key Employees will accept an offer of employment (contingent on the closing of the transactions contemplated hereby) with the Parent or a subsidiary of Parent in accordance with the terms agreed upon.

D.                                    The parties intend, for federal income tax purposes, that the Merger qualify as a reorganization as described in Section 368(a) of the Code and this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-1(c) of the Treasury Regulations.

E.                                      Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties, and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
THE MERGER

1.1.                              The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

1.2.                              Closing. The closing (the “Closing”) of the Merger shall take place as promptly as practicable, but no later than three Business Days, following the satisfaction or waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction and waiver of such conditions) at 10:00 a.m. at the offices of Bingham McCutchen LLP, 150 Federal Street, Boston, MA 02110 or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3.                              Effective Time. Prior to the Closing, the parties shall prepare, and on the Closing Date the parties will execute and file with the Delaware Secretary of State, a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to give full effect to the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.4.                              Effect. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights and property of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts and liabilities of the Company and Merger Sub shall become the debts and liabilities of the Surviving Corporation.

1.5.                              Certificate of Incorporation and Bylaws.

(a)                                  At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law.

(b)                                 At the Effective Time, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law.

1.6.                              Directors and Officers.

(a)                                  From and after the Effective Time, each of Parent and the Surviving Corporation shall be governed by a board of directors consisting of the persons identified on Exhibit A attached hereto, and each shall serve as a member of the board of directors from and after the Effective Time until his or her successor shall have been elected or appointed and shall have qualified in accordance with Applicable Law and the Certificate of Incorporation or Bylaws of Parent or the Surviving Corporation, as applicable. In order to effectuate the foregoing Parent shall use its commercially reasonable efforts to procure, in connection with the Closing, the seriatim resignation and election of directors such that the composition of Parent’s board of directors after giving effect to the Closing is consistent with the foregoing sentence.

(b)                                 From and after the Effective Time, the officers of Parent and the Surviving Corporation will consist of the officers of the Company at the Effective Time. Such persons will continue as officers of Parent and the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws of Parent or the Surviving Corporation, as applicable.

1.7.                              Parent Charter and Bylaws.

(a)                                  Charter Amendment. The Parent Charter, as in effect immediately prior to the Effective Time, shall be amended immediately prior to the Effective Time, in substantially the form of Exhibit B attached hereto (the “Charter Amendment”), and, as so amended, shall be the certificate of incorporation of Parent until thereafter changed or amended as provided therein or by Applicable Law.

(b)                                 Bylaw Amendment. The Parent Bylaws, as in effect immediately prior to the Effective Time, shall be in substantially the form of Exhibit C attached hereto, and shall be the bylaws of Parent until thereafter changed or amended as provided therein or by Applicable Law.

ARTICLE II
EFFECT OF THE MERGER; EXCHANGE OF CERTIFICATES

2.1.                              Conversion of Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company or Merger Sub:

(a)                                  Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub that is outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive one share of common stock, par value $0.01 per share of the Surviving Corporation, so that at the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Corporation.

(b)                                 Cancellation of Company Treasury Shares and Common Stock Owned by Parent. Each share of the Company’s voting and nonvoting common stock, par value $0.01 per share (the “Company Common Stock”), held in the treasury of the Company and each share of Company Common Stock owned by Parent, or any other direct or indirect, wholly owned subsidiary of Parent immediately prior to the Effective Time shall be automatically canceled and retired and shall cease to exist and no payment or other consideration shall be made with respect thereto.

(c)                                  Conversion of Company Common Stock. Subject to Section 2.1(b) and Section 2.3, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, shall be converted into (i) the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the quotient obtained by dividing (A) 10,625,000 (the “Initial Parent Shares”) by (B) the Outstanding Common Stock Number (the “Exchange Ratio”) plus (ii) the right to receive that number of shares of Parent Common Stock issuable pursuant to Section 2.4(d) (if any), divided by the Outstanding Common Stock Number plus (iii) the right to receive that number (if any) of EBITDA Shares for each year with respect to which EBITDA Shares are issuable equal to (A) the number of EBITDA Shares issuable with respect to such year divided by (B) the Outstanding

Common Stock Number (shares of Parent Common Stock issuable pursuant to this Section 2.1, collectively, the “Parent Shares”).

2.2.                              Exchange of Certificates.

(a)                                  Exchange Agent. Immediately following the Effective Time, Parent shall deposit with American Stock Transfer & Trust Company (or another comparable bank or trust company) (the “Exchange Agent”), for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the Initial Parent Shares issuable pursuant to Section 2.1, less the Indemnity Escrow Amount and the Adjustment Escrow Amount, in exchange for outstanding shares of Company Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). Upon the occurrence of the Effective Time, Parent shall irrevocably instruct the Exchange Agent to deliver, as soon as reasonably practicable, the Parent Common Stock contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund in accordance with this Section 2.2.

(b)                                 Exchange Procedures. Upon the surrender of a certificate that formerly represented shares of Company Common Stock in accordance with the provisions of Section 2.2(c), the Exchange Agent shall deliver to the holders of shares of Company Common Stock certificates representing (i) the number of shares of Parent Common Stock into which such shares shall have been converted in accordance with Section 2.1(c), less (ii) the pro-rata portion of the Indemnity Escrow Amount and the Adjustment Escrow Amount attributable to each such holder of shares of Company Common Stock. Shares of Company Common Stock to be exchanged shall be delivered under cover of a letter of transmittal in the form of Exhibit D, attached hereto.

(c)                                  No Further Ownership Rights in the Company. At and after the Effective Time, each holder of shares of Company Common Stock immediately prior to the Effective Time shall cease to have any rights as a stockholder of the Company, except for the right to surrender such stockholder’s certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock in exchange for receipt of Parent Common Stock and the right to receive additional shares of Parent Common Stock in accordance with Section 2.1(c). After the Effective Time, no transfer of shares of Company Common Stock which were outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Company. Any certificates representing shares of Company Common Stock presented after the Effective Time, for transfer shall be canceled and exchanged for Parent Common Stock. Subject to the terms of Sections 2.3 and 2.6, Parent shall have no obligation to deliver to any holder of Company Common Stock his, her or its portion of the Parent Shares except to the extent that such holder has caused certificates representing such holder’s shares of Company Common Stock (or affidavits of lost certificates, together with a bond in favor of Parent if requested by Parent, each in form, substance and amount acceptable to Parent, if applicable) to be tendered to Parent.

(d)                                 Dissenting Shares. Shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL shall not be converted into a right to receive Parent Common Stock, unless such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal under the DGCL. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal, each such share shall be treated as if it had been converted as of the Effective Time into a right to receive Parent Common Stock. The Company shall give Parent (i) prompt notice of (A) any demands for appraisal pursuant to the DGCL received by the Company, (B) withdrawals of such demands, and (C) any other instruments served pursuant to the DGCL and received by the Company in connection with such demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL prior to the Effective Time. The Company shall not, except with the prior written consent of Parent or as otherwise required by any Applicable Law, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands and shall not distribute any portion of the Initial Parent Shares, Upward Adjustment Amount or amounts described in Section 2.6 or in Section 2.2(f) with respect to any of the foregoing distributions to any holder that has not lost its appraisal rights.

(e)                                  Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to a holder of shares of Company Common Stock with respect to the shares of Parent Common Stock until surrender of shares of Company Common Stock in accordance with this Article II. Following surrender of any such shares of Company Common Stock, there shall be paid to the holder of the certificate representing shares of Parent Common Stock issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time payable with respect to such shares of Parent Common Stock.

(f)                                    Fractional Shares. No fraction of a share of Parent Common Stock shall be issued in the Merger. In lieu of any fractional shares, the fractional amount of Parent Common Stock to which any holder of Company Common Stock is entitled to receive under Sections 2.1(c)(i), (ii) and (iii) and 2.2(b) shall be rounded up to the nearest whole number, and such holder shall receive a whole share of Parent Common Stock in lieu of a fractional share.

2.3.                              Escrow Agreement. Immediately prior to the Effective Time, the Company Representative, Parent, Merger Sub and the Company shall enter into an Escrow Agreement in substantially the form of Exhibit E attached hereto (the “Escrow Agreement”) with American Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”). At the Effective Time, Parent shall deposit with the Escrow Agent (i) ten percent of the Initial Parent Shares (the “Indemnity Escrow Amount”), which will be available to satisfy the indemnity obligations set forth in Article VIII and (ii) five percent of the Initial Parent Shares (the “Adjustment Escrow Amount”), which will be available to effectuate the downward adjustment to the Initial Parent Shares described in Section 2.4(c). The Indemnity Escrow Amount and the Adjustment Escrow Amount shall be held and distributed pursuant to the Escrow Agreement. The number of shares of Parent Common Stock (and any property in respect of or in substitution for such shares) on deposit with the Escrow Agent from time to time shall be referred to as the “Escrow.”

2.4.                              Earnings Adjustment.

(a)                                  Within 120 days after the Closing Date, the Surviving Corporation shall prepare and deliver, or cause to be prepared and delivered, to Parent a consolidated income statement of the Company and its Subsidiaries prepared in accordance with GAAP and consistent with past practice of the Company (the “Closing Income Statement”), setting forth the consolidated Net income (loss) applicable to common stockholders of the Company and its Subsidiaries from the Balance Sheet Date through the Closing Date (i) excluding any costs and expenses incurred by the Company in connection with the transactions contemplated by this Agreement that would otherwise be taken into account in determining income after taxes (including the net after tax effect of the following: (X) the excess of the deferred compensation paid pursuant to the Incentive Plans in connection with the Merger over the amount accrued by the Company therefore, (Y) excess costs associated with the issuance of restricted stock and (Z) gain/loss associated with impairment or valuation allowance for long-lived assets and gain/loss on separations from affiliates) but (ii) including the Net Contract Amount (the “After-Tax Earnings”), which Closing Income Statement shall be accompanied by a report of the Company’s registered independent public accounting firm (the “Accounting Firm”) prepared in accordance with the requirements of SAS 70 as to such Closing Income Statement, as adjusted for any difference noted in such report. The parties understand and agree that accrued and unvested incentive fees, general partner allocations will be included in the Closing Income Statement consistent with past practice of the Company and that, if the Closing Date is other than on the first or last day of a month, such fees and allocations will be pro-rated based on the number of days actually elapsed. Within 10 days following receipt of the Closing Income Statement, Parent shall deliver written notice (an “Objection Notice”) to the Accounting Firm of any dispute it has with respect to the preparation or content of the Closing Income Statement. An Objection Notice must describe in reasonable detail the items contained in the Closing Income Statement that Parent disputes and the basis for any such disputes. Any items not disputed in the Objection Notice will be deemed to have been accepted by Parent. If Parent does not deliver an Objection Notice with respect to the Closing Income Statement within such 10-day period such statement shall be final, conclusive and binding on the parties. If Parent delivers an Objection Notice, the Accounting Firm shall, in good faith, take into account the items contained in the Objection Notice and make a final determination as to the Closing Income Statement. All determinations made by the Accounting Firm shall be final, conclusive and binding on the parties.

(b)                                 For purposes of complying with the terms of this Section 2.4, each party shall cooperate with and make available to the other party and its representatives all information, records, data and working papers and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Closing Income Statement and the resolution of any disputes under the Closing Income Statement.

(c)                                  If After-Tax Earnings (as determined pursuant to Section 2.4(a)) is negative, then the Initial Parent Shares will be adjusted by the lesser of (i) the amount of shares of Parent Common Stock equal to the amount of the shortfall divided by the Parent Stock Price and (ii) the Adjustment Escrow Amount (the “Downward Adjustment Amount”) and Parent shall deliver a written authorization to the Escrow Agent within two Business Days from the date on which After-Tax Earnings is determined pursuant to Section 2.4(a) authorizing the Escrow Agent to release to Parent from the Adjustment Escrow Amount the Downward Adjustment Amount.

(d)                                 If After-Tax Earnings (as determined pursuant to Section 2.4(a)) is positive, then the Initial Parent Shares will be adjusted by the amount of shares of Parent Common Stock equal to the amount by which After-Tax Earnings is greater than zero divided by the Parent Stock Price (the “Upward Adjustment Amount”) and Parent shall deliver to the Exchange Agent shares of Parent Common Stock equal to the Upward Adjustment Amount in accordance with Section 2.2 within five Business Days from the date on which After-Tax Earnings is determined pursuant to Section 2.4(a). The Exchange Agent will thereafter distribute such shares of Parent Common Stock to the holders and former holders of certificates representing shares of Company Common Stock pro rata in accordance with Section 2.2. The foregoing notwithstanding, in no event shall the Upward Adjustment Amount exceed 3,750,000 shares of Parent Common Stock.

2.5.                              Release of Indemnity Escrow. The Escrow Agent will release all or a portion, as applicable, of the Indemnity Escrow Amount pursuant to the Escrow Agreement and the provisions of Section 8.4. On the 18-month anniversary of the Closing Date, the Escrow Agent will, in accordance with the Escrow Agreement, release any remaining Indemnity Escrow Amount, except any amount that is subject to a pending Claim Certificate, which amount shall be released pursuant to the provisions of Section 8.4.

2.6.                              Performance Payments.

(a)                                  If, for the fiscal year ending December 31, 2008, the Surviving Corporation has EBITDA equal to or greater than $18.0 million (less any costs and expenses of the Company related to the transactions contemplated by this Agreement otherwise taken into account in calculating EBITDA (including the excess of the deferred compensation paid pursuant to the Incentive Plans in connection with the Merger over the amount accrued by the Company therefor) and less the product of (i) $500,000 multiplied by (ii) the number of full or partial months between January 1, 2008 and the Closing Date (the “Adjustment Amount”)), Parent shall issue, in accordance with Section 2.2, an additional 1,250,000 shares of Parent Common Stock plus any additional shares in respect of fractional shares issuable in accordance with Section 2.2(f).

(b)                                 If, for the fiscal year ending December 31, 2009, the Surviving Corporation has EBITDA equal to or greater than $28.0 million, Parent shall issue, in accordance with Section 2.2, an additional 1,250,000 shares of Parent Common Stock plus any additional shares in respect of fractional shares issuable in accordance with Section 2.2(f).

(c)                                  Notwithstanding the foregoing, if either of the EBITDA targets set forth in Sections 2.6(a) and (b) are not met and if the Surviving Corporation has cumulative EBITDA for the fiscal years ending December 31, 2008, 2009 and 2010 (“Cumulative EBITDA”) equal to or greater than $84.0 million less the Adjustment Amount, Parent shall issue, in accordance with Section 2.2, the excess, if any, of (i) an additional 2,500,000 shares of Parent Common Stock plus any additional shares in respect of fractional shares issuable in accordance with Section 2.2(f) over (ii) any shares of Parent Common Stock issued pursuant to Sections 2.6(a) or (b); provided that if Cumulative EBITDA is less than $84.0 million less the Adjustment Amount but greater than $74.0 million less the Adjustment Amount, Parent shall issue, in accordance with Section 2.2, the excess, if any, of (iii) a pro-rata amount of the additional 2,500,000 shares of

Parent Common Stock issuable pursuant to this Section 2.6(c) plus any additional shares in respect of fractional shares issuable in accordance with Section 2.2(f) over (iv) any shares of Parent Common Stock issued pursuant to Sections 2.6(a) or (b). By way of example, if Cumulative EBITDA is $75.0 million less the Adjustment Amount, Parent will issue 10% of the additional 2,500,000 shares of Parent Common Stock plus any additional shares in respect of fractional shares issuable in accordance with Section 2.2(f) and minus any shares of Parent Common Stock issued pursuant to Sections 2.6(a) or (b).

(d)                                 The EBITDA targets set forth in Sections 2.6(a) through (c) will be reduced by 0.006% for each 1,250 shares or portion thereof of Parent Common Stock with respect to which the Stockholders of Parent exercise their right of redemption pursuant to the Parent Charter after the date hereof and prior to the Closing Date and .6% for each amount of shares or portion thereof of Company Common Stock having an aggregate value, as of the Closing Date, equal to $1.0 million as to which dissenters rights have been exercised and not lost on the date of calculation.

(e)                                  Parent shall deliver to the Exchange Agent any Parent Common Stock issuable pursuant to this Section 2.6 within ten Business Days following the completion of Parent’s audited financial statements for the applicable fiscal year. The Exchange Agent will thereafter distribute such shares of Parent Common Stock to the holders and former holders of certificates representing shares of Company Common Stock pro rata in accordance with Section 2.2.

2.7.                              Treatment of Options and Warrants.

(a)                                  Upon and subject to the conditions set forth in this Agreement, at the Effective Time, each Company Option granted under any Company Option Plan and outstanding immediately prior to the Effective Time shall be converted into an option to acquire such number of shares of Parent Common Stock (a “Converted Option”) equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock that would have been issuable upon exercise of such Converted Option immediately prior to the Effective Time by (ii) the sum of the Exchange Ratio plus the Contingent Consideration Adjustment (as defined below), rounded down to the nearest whole share. The terms and conditions of the Converted Option, including the vesting schedule thereof (except to the extent otherwise provided in any agreement between the Company and the holder of such Converted Option), shall otherwise remain the same as the terms and conditions of the Company Option, except that the exercise price per share of each Converted Option shall be equal to the quotient obtained by dividing (1) the exercise price per share of such Converted Option immediately prior to the Effective Time by (2) the sum of the Exchange Ratio plus the Contingent Consideration Adjustment, rounded up to the nearest whole cent.

(b)                                 Promptly following the Closing Date, Parent shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Parent Common Stock subject to the Converted Options and shall use its commercially reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Options remain outstanding.

(c)                                  Upon and subject to the conditions set forth in this Agreement, at the Effective Time, each Company Warrant outstanding immediately prior to the Effective Time shall be converted into a warrant to acquire such number of shares of Parent Common Stock (a “Converted Warrant”) equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock that would have been issuable upon exercise of such Converted Warrant immediately prior to the Effective Time by (ii) the sum of the Exchange Ratio plus the Contingent Consideration Adjustment, rounded down to the nearest whole share. The terms and conditions of the Converted Warrant, including the vesting schedule thereof (except to the extent otherwise provided in any agreement between the Company and the holder of such Converted Warrant), shall otherwise remain the same as the terms and conditions of the Company Warrant, except that the exercise price per share of each Converted Warrant shall be equal to the quotient obtained by dividing (1) the exercise price per share of such Converted Warrant immediately prior to the Effective Time by (2) the sum of the Exchange Ratio plus the Contingent Consideration Adjustment, rounded up to the nearest whole cent.

(d)                                 For purposes of this Agreement, the term “Contingent Consideration Adjustment” means the quotient obtained by dividing (X) the number of shares that the Board of Directors of the Company shall reasonably determine, not later than ten (10) Business Days prior to the Effective Time and based on the advice of an independent third party appraiser, to be the likely number of shares of Parent Common Stock that will be issued pursuant to Sections 2.1(c)(ii) and (iii), by (Y) the Outstanding Common Stock Number.

2.8.                              Withholding. Each of Parent, the Surviving Corporation and the Company, as applicable, shall be entitled to deduct and withhold from any amounts payable by it pursuant to this Agreement any withholding Taxes or other amounts required by Law to be deducted and withheld. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid prior to the Closing to the Person in respect of which such deduction and withholding was made.

2.9.                              Adjustments. The numbers of shares of Parent Common Stock issuable pursuant to this Article II shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring on or after the date hereof.

2.10.                        Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of certificates representing shares of Company Common Stock for one year after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of certificates representing shares of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent (subject to abandoned property, escheat or other similar laws) for Parent Shares with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to this Article II.

2.11.                        No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Parent Shares from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are disclosed in the disclosure letter dated the date hereof and delivered herewith to Parent (the “Company Schedules”) referencing the appropriate Section or subsection of this Article III or otherwise readily apparent as responsive to any other Section of this Article III, the Company hereby represents and warrants to each of Parent and Merger Sub as of the date hereof and as of the Closing as follows (provided that the representations and warranties set forth in this Article III that apply to Company Private Funds managed by a Management Company shall only apply thereto to the extent of the Company’s knowledge relating to such Company Private Funds):

3.1.                              Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such other jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered to Parent a true and correct copy of the Company Certificate of Incorporation and its Bylaws, each as amended to date and in full force and effect on the date hereof. The Company has not violated the Company Certificate of Incorporation or its Bylaws in any material respect.

3.2.                              Subsidiaries.

(a)                                  Schedule 3.2(a) sets forth a correct and complete list, as of the date of this Agreement, of (i) each Subsidiary of the Company and indicates the type of entity and jurisdiction of organization of each such Subsidiary and (ii) each equity investment or other investment of greater than $2,000,000 of the Company or any Subsidiary of the Company in any Person other than a Subsidiary of the Company. Each Subsidiary of the Company is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of formation. Each Subsidiary of the Company has all requisite power and authority to own, lease and operate its properties and to carry on its business. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing (to the extent applicable) as a foreign organization in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such other jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered to Parent a true and correct copy of each of its Subsidiaries’ certificate of incorporation and bylaws (or other comparable organizational documents), each as amended to date and in full force and effect on the date hereof. None of the Company’s Subsidiaries is in violation of its certificate of incorporation or bylaws or comparable organizational documents in any material respect.

(b)                                 All of the outstanding capital stock of, or other ownership interests in, each of the Company’s Subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any of the Company’s Subsidiaries or (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or obligation on the part of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) and (ii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. All of the outstanding share capital of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and non-assessable.

3.3.                              Capitalization.

(a)                                  Schedule 3.3(a) sets forth (i) the authorized Equity Securities of the Company and (ii) the number of Equity Securities of the Company that are issued and outstanding and the record owners thereof, in each case, as of the date hereof. All of the outstanding Equity Securities of the Company are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of, and are not subject to, any preemptive rights. Except as set forth in Schedule 3.3(a) and except for rights granted to Parent under this Agreement, there are no outstanding options, warrants, calls, demands, stock appreciation rights, Contracts or other rights of any nature to purchase, obtain or acquire or otherwise relating to, or any outstanding securities or obligations convertible into or exchangeable for, or any voting agreements with respect to, any Equity Securities of the Company or any other securities of the Company.

(b)                                 All of the outstanding Equity Securities of the Company have been issued in compliance in all material respects with all requirements of Laws and Contracts applicable to the Company and the Equity Securities of the Company.

3.4.                              Authority.

(a)                                  The Company has all requisite corporate power and authority to execute and deliver this Agreement and each of the Transaction Agreements to be executed and delivered by it and, subject to Section 3.6, to perform all of its obligations under this Agreement and each of the Transaction Agreements. The execution, delivery and performance by the Company of this Agreement and each of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated to be performed by it under this Agreement and the Transaction Agreements to which it is a party have been, subject to Section 3.6, duly authorized by all necessary and proper corporate action on the part of the Company.

(b)                                 This Agreement and each of the Transaction Agreements to be executed and delivered by the Company will be duly executed and delivered by the Company and, when so executed and delivered, will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.

3.5.                              No Conflict. Assuming that the matters referred to in Section 3.6 are satisfied, none of the execution, delivery or performance by the Company of this Agreement or any of the Transaction Agreements or the consummation by the Company of the Transactions does or will, with or without the giving of notice or the lapse of time or both, (a) result in the creation of any Lien upon any of the properties or assets of the Company (except for Permitted Liens) or (b) conflict with, or result in a breach or violation of or a default under, or give rise to a right of amendment, termination, cancellation or acceleration of any obligation or to a loss of a benefit under (i) the Company Certificate of Incorporation or Bylaws, (ii) any Material Contract of the Company or any of its Subsidiaries or (iii) any Law, License or Permit or other requirement to which the Company, any of its Subsidiaries or any of their respective properties or assets are subject, except, in the case of (a), (b)(ii) or (b)(iii) for those which would not have a Company Material Adverse Effect.

3.6.                              Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any court, regulatory authority (including, without limitation, the UK Financial Services Authority), administrative agency or commission or other federal, state, county, local or foreign Governmental Entity, instrumentality, agency or commission (each, a “Governmental Entity”) or other Person is required by, or with respect to, the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Transaction Agreements to which the Company or any of its Subsidiaries is a party or the consummation of the transactions contemplated hereby and thereby, or for any Contract of the Company or its Subsidiaries to remain in full force and effect without limitation, modification and alteration after the Effective Time so as to preserve all material rights of, and benefits to, the Company and its Subsidiaries, as the case may be, under such Contract from and after the Effective Time, except for (i) the approval of the stockholders of the Company referred to in Section 5.6(b); (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (iii) notices and filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable U.S. or foreign antitrust laws (collectively, “Antitrust Laws”); (iv) any filings that are required under the U.S., state and foreign securities laws; and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations or filings the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have or result in a Company Material Adverse Effect.

3.7.                              Financial Statements and Internal Controls.

(a)                                  Schedule 3.7(a) sets forth (i) the audited consolidated balance sheets and the related audited consolidated income statements and statements of stockholders’ equity/(deficit) and of cash flows of the Company and the Company’s Subsidiaries for the fiscal years ended December 31, 2004, 2005 and 2006 and the opinion of Ernst & Young LLP (for the fiscal years ended December 31, 2004 and 2005) and Deloitte & Touche LLP (for the fiscal year ended December 31, 2006), the Company’s independent auditor, thereon, and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries (the “Company Balance Sheet”) as of September 30, 2007 (the “Balance Sheet Date”) and the related unaudited consolidated income statements and statements of stockholders’ equity/(deficit) and of cash flows of the Company and the Company’s Subsidiaries for the nine-month period then ended (the financial statements referred to in items (i) and (ii), collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared from the books and records of the Company and its Subsidiaries and in accordance with generally accepted accounting principles effective in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated and consistent with each other, except as noted and except for the absence of footnotes in the case of the unaudited interim Company Financial Statements. The Company Financial Statements fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated therein, subject, in the case of the unaudited interim financial statements, to normal year-end adjustments. The Company’s revenue recognition policy complies with GAAP.

(b)                                 The Company and each of its Subsidiaries has in place systems and processes that are (i) designed to (A) provide reasonable assurances regarding the reliability of the Company Financial Statements and (B) accumulate and communicate to the Company’s principal executive officer and principal financial officer in a timely manner the type of information that is required to be disclosed in the Company Financial Statements, and (ii) customary and adequate for a company at the same stage of development as the Company. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any Employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the inadequacy of such systems and processes or the accuracy of the Company Financial Statements. To the Company’s knowledge, there have been no instances of fraud, whether or not material, during any period covered by the Company Financial Statements.

(c)                                  To the Company’s knowledge, no Employee has provided or is providing information to any Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any Law applicable to the Company, any of its Subsidiaries or any part of their respective operations. To the Company’s knowledge, none of the Company, any of its Subsidiaries or any Employee, contractor, consultant, subcontractor or agent of the Company or any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an Employee in the terms and conditions of employment because of any act of such Employee described in 18 U.S.C. Section 1514A(a).

(d)                                 During the periods covered by the Company Financial Statements, the Company’s external auditor with respect to such Company Financial Statements was independent of the Company and its management. Schedule 3.7(d) lists each report by the Company’s external auditors to the Company’s board of directors, or any committee thereof, or the Company’s management concerning any of the following and pertaining to any period covered by the Company Financial Statements:  critical accounting policies; internal controls; significant accounting estimates or judgments; alternative accounting treatments; and any required communications with the Company’s board of directors, or any committee thereof, or with management of the Company.

(e)                                  The Company has not operated its and its Subsidiaries’ businesses outside of the ordinary course of business since the Balance Sheet Date.

3.8.                              No Undisclosed Liabilities. Neither the Company nor any of the Company’s Subsidiaries has on the date of this Agreement:  (i) any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the Company Financial Statements in accordance with GAAP but excluding future obligations to perform pursuant to the terms of the Contracts in accordance with the express terms of such Contracts), that (A) exceeds $100,000 and (B) has not (1) been reflected in the Company Balance Sheet, (2) arisen in the ordinary course of the Company’s business consistent with past practices or (3) as set forth in this Agreement or any of the Transaction Agreements since the Balance Sheet Date, or (ii) any “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).

3.9.                              Absence of Certain Changes.

(a)                                  No conditions, circumstances or facts exist, and since the Balance Sheet Date, there have not been any events, occurrences, changes, developments or circumstances, which would have a Company Material Adverse Effect.

(b)                                 The Company and its Subsidiaries have not since the Balance Sheet Date and prior to the date of this Agreement taken any action of the type referred to in Section 5.1, except in the ordinary course of business consistent with past practices.

3.10.                        Assets and Properties.

(a)                                  The Company and its Subsidiaries have (i) good and valid title to all of their respective material assets and properties (whether real, personal or mixed, or tangible or intangible) (including all assets and properties recorded on the Company Balance Sheet, other than assets and properties disposed of in the ordinary course of business since the Balance Sheet Date) free and clear of any Liens, other than Permitted Liens and (ii) valid leasehold interests in all of the assets and properties which the Company or any of its Subsidiaries lease, except where the failure to have such title or interest would not have a Company Material Adverse Effect.

(b)                                 The Company and its Subsidiaries do not own any real property.

(c)                                  Schedule 3.10(c), contains a complete and accurate list of all material real estate leased, subleased or occupied by the Company or any of its Subsidiaries pursuant to a Lease as of the date of this Agreement (the “Leased Premises”). The Company and its Subsidiaries enjoy peaceful and undisturbed possession of all Leased Premises.

3.11.                        Intellectual Property. Except as would not have a Company Material Adverse Effect:

(a)                                  the Company and each of its Subsidiaries owns or has a valid license or right to use all Company Intellectual Property which it uses in the ordinary course of business;

(b)                                 the Company Intellectual Property is valid, enforceable and subsisting and nothing has been done or omitted to be done which may cause any of it to cease to be so;

(c)                                  no activities or services or processes of the Company or any of its Subsidiaries infringe or have infringed any Intellectual Property of any third party;

(d)                                 the Company or one of its Subsidiaries is licensed or otherwise has the legal right to use all computer programs owned by a third party which are used by the Company or any of its Subsidiaries in the ordinary course of business (“Developed Software”);

(e)                                  The Company or one of its Subsidiaries owns or has the legal right to use all computer programs designed, written, developed or configured by, on behalf of, or for the use of, the Company or any of its Subsidiaries which are used by it or any of its Subsidiaries in the ordinary course of business, except for any Developed Software; and

(f)                                    the Company or one of its Subsidiaries owns or otherwise has the legal right to use all information technology, telecommunications, network and peripheral equipment used by the Company and any of its Subsidiaries.

3.12.                        Contracts.

(a)                                  Schedule 3.12(a) lists all of the Material Contracts binding on the Company, any of its Subsidiaries or the assets or property of the Company or any of its Subsidiaries as of the date of this Agreement (“Company Material Contracts”).

(b)                                 The Company and each of its Subsidiaries (and, to the Company’s knowledge, each of the other party or parties thereto), has performed all obligations required to be performed by it under each Company Material Contract, except for any failure to perform that would not have a Company Material Adverse Effect. No event has occurred or circumstance exists with respect to the Company or any of its Subsidiaries or, to the Company’s knowledge, with respect to rights of or against any other Person that (with or without lapse of time or the giving of notice or both) does or may contravene, conflict with or result in a violation or breach of or give the Company, any of its Subsidiaries or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity of, or to cancel, terminate or modify, any Company Material Contract, except in each case as would not have a Company Material Adverse Effect. No party to any Company Material Contract has repudiated any material provision thereof or sought to terminate any Company Material Contract. All Company Material Contracts are valid and binding on the Company and its Subsidiaries and, to the Company’s knowledge, the other parties thereto, and are in full force and effect, except made available in each case as would not have a Company Material Adverse Effect. The Company has made available to Parent true, accurate and complete copies of all Company Material Contracts.

(c)                                  (i) There are no “change of control” or similar provisions or any obligations arising under any Company Material Contract which are created, accelerated or triggered by the execution, delivery or performance of this Agreement or any Transaction

Agreement or the consummation of the Transactions and (ii) none of the execution, delivery or performance of this Agreement or any Transaction Agreement or consummation of the Transactions will, under the terms, conditions or provisions of any Company Material Contract (A) result in any increase or decrease in any payment or change in any material term or condition, (B) give rise to any right of amendment, termination, cancellation or acceleration of any right or obligation or to a loss of benefit or (C) grant any repayment or repurchase rights to any Person, except any such provisions or obligations which, individually or in the aggregate, would not have a Company Material Adverse Effect.

(d)                                 Since the Balance Sheet Date, none of the Company, its Subsidiaries or, to the Company’s knowledge, any Management Company has waived, deferred or otherwise agreed to a reduction in fees under any advisory agreement except in the ordinary course of business.

3.13.                        Change of Control Payments to Employees. Schedule 3.13 sets forth (a) each plan or Contract of the Company or any of its Subsidiaries pursuant to which more than $100,000 may become payable (whether currently or in the future) to any Employee as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement or the Transaction Agreements and (b) a summary of the nature and amounts that may become payable pursuant to each such plan or Contract.

3.14.                        Interested Party Transactions.

(a)                                  To the Company’s knowledge, no officer or director of the Company or any of its Subsidiaries (nor any ancestor, sibling, descendant or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has an economic interest in excess of five percent (5%) of the ownership interests therein), has, directly or indirectly, (i) an economic interest in any Person which at any time since January 1, 2005 has furnished or sold services or products that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, (ii) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any of its Subsidiaries, any goods or services or (iii) a beneficial interest in any Contract to which the Company or any of its Subsidiaries is a party or by which they or their properties are bound; provided, however, that ownership of debt or equity interests not exceeding one percent (1%) of the outstanding voting stock of an entity shall not be deemed an “economic interest in any entity” for purposes of this Section 3.14.

(b)                                 There are no receivables of the Company or any of its Subsidiaries owing by any Employee or any consultant to the Company or any of the Company’s Subsidiaries (or any ancestor, sibling, descendant, or spouse of any such Persons, or any trust, partnership, or corporation in which any of such Persons has an economic interest), other than advances in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with the Company’s established employee reimbursement policies and consistent with past practice). None of the Stockholders has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or liability of the Company or any of its Subsidiaries.

3.15.                        Compliance with Laws. (a) The Company, each of its Subsidiaries and, to the Company’s knowledge, each Management Company is and, since January 1, 2005 has been, in material compliance with all Applicable Laws. None of the Company, its Subsidiaries or, to the Company’s knowledge, any Management Company has received any written notice since January 1, 2005 (i) of any non-routine administrative, civil or criminal investigation or audit (other than Tax audits) by any Governmental Entity relating to the Company, any of its Subsidiaries or, to the Company’s knowledge, any Management Company or (ii) from any Governmental Entity alleging that the Company, any of its Subsidiaries or, to the Company’s knowledge, any of the Management Companies are not in material compliance with any Applicable Law or Judgment.

(b)                                 Each of the Company, its Subsidiaries and, to the Company’s knowledge, the Management Companies has in effect all permits, licenses, grants, authorizations, easements, certificates, approvals, orders and franchises (collectively, “Permits”) necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted. There are no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancellation of, any such Permits.

(c)                                  The financial statements for the Company Funds for all periods ending after January 1, 2005 have been prepared in all material respects in accordance with GAAP (except as otherwise disclosed therein). Such financial statements for the Company Funds fairly present, in all material respects, the results of operations and changes in net assets of each such Company Fund for the respective periods indicated, subject, in the case of unaudited financial statements for the Company Funds, to the absence of footnotes and normal year-end audit adjustments.

(d)                                 Each Subsidiary of the Company and, to the Company’s knowledge, each Management Company as of the date of this Agreement identified in Schedule 3.15(d) is, and at all times required by Applicable Law has been, (i) duly registered as an investment adviser under the Advisers Act or, in the case of Asset Alliance International (UK) Ltd. or Wessex Asset Management Limited, is an authorized person for the purposes of section 19 of the UK Financial Services and Markets Act 2000 and (ii), duly registered, licensed or qualified as an investment adviser (or similar entity) in each state or any other jurisdiction where the conduct of its business requires such registration, licensing or qualification, except where the failure to be so duly registered, licensed or qualified would not reasonably be expected to have a Company Material Adverse Effect. The Company is not, and none of its Subsidiaries or, to the Company’s knowledge, any Management Company as of the date of this Agreement that is not identified in Schedule 3.15(d), is an “investment adviser” (or similar entity) required to register under the Advisers Act or any other Applicable Law or is an “investment company” required to register under the Investment Company Act. The Company, each of its Subsidiaries (other than Asset Alliance International (UK) Ltd.) and, to the Company’s knowledge, each Management Company identified in Schedule 3.15(d) (other than Wessex Asset Management Limited) is in compliance in all material respects with Rule 206(4)-7 under the Advisers Act.

(e)                                  Each Subsidiary of the Company and, to the Company’s knowledge, each Management Company as of the date of this Agreement identified in Schedule 3.15(e) is, and at all times required by Applicable Law has been, duly registered, licensed or qualified as a broker or dealer in each jurisdiction where the conduct of its business required such registration, licensing or qualification. The Company is not, and none of any of its Subsidiaries or, to the Company’s knowledge, any Management Company as of the date of this Agreement that are not identified in Schedule 3.15(e) is required to be registered, licensed or qualified as a broker or dealer under any Applicable Law.

(f)                                    Each of the Company’s Subsidiaries and, to the Company’s knowledge, Management Company as of the date of this Agreement, identified in Schedule 3.15(f) is, and at all times required by Applicable Law, has been duly registered, licensed or qualified as a commodity pool operator, futures commission merchant, commodity trading advisor, bank, trust company, real estate broker, insurance company, insurance broker or transfer agent in each jurisdiction where the conduct of its business required such registration, licensing or qualification. No other Subsidiary of the Company or, to the Company’s knowledge, Management Company as of the date of this Agreement, is required to be so registered, licensed or qualified.

(g)                                 (i) None of the Company, any of its Subsidiaries, or, to the Company’s knowledge, any Management Company or “affiliated person” (as defined in the Investment Company Act) thereof is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve in any capacity referred to in Section 9(a) thereof to a registered investment company and (ii) none of the Company, any of its Subsidiaries, or, to the Company’s knowledge, any Management Company, or, to the Company’s knowledge, any Associated Person of any thereof is ineligible pursuant to Section 203 of the Advisers Act or Section 15(b) of the Exchange Act to serve as a registered investment adviser or as an Associated Person of a registered investment adviser.

(h)                                 (i) Each of the Company, the Company’s Subsidiaries and the Company Public Funds has filed all registrations, reports, prospectuses, proxy statements, statements of additional information, financial statements, sales literature, statements, notices and other filings required to be filed by it with any Governmental Entity, including all amendments or supplements to any of the above since January 1, 2005 (the “Filings”); (ii) each of the Filings when filed complied with the requirements of Applicable Law; and (iii) no Filing when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

(i)                                     Except for routine examinations conducted by any Governmental Entity in the ordinary course of business of the Company, its Subsidiaries, Management Companies or Company Funds, as applicable, since January 1, 2005 (i) to the Company’s knowledge, no Governmental Entity has initiated any Legal Action relating to the business of the Company, any of its Subsidiaries or any Company Fund and (ii) none of the Company, any of its Subsidiaries or Company Funds has received any written notice or communication (A) of any unresolved violation or exception by any Governmental Entity with respect to any report or statement by any Governmental Entity relating to any examination of the Company, any of its Subsidiaries or any Company Fund, (B) threatening to revoke or condition the continuation of any Permit or (C) restricting or disqualifying its activities (except for restrictions generally imposed by rule, regulation or administrative policy on similarly regulated Persons generally).

3.16.                        Litigation. (a) There is no Legal Action pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, any of their respective properties or assets or, to the Company’s knowledge, any of their respective Employees, nor, to the Company’s knowledge, is there any reasonable basis therefor. None of the Company, any of its Subsidiaries or their respective properties is subject to any order that materially impairs the Company’s or such Subsidiary’s ability to operate. Schedule 3.16(a) lists each Legal Action that has ever been commenced by or against the Company or any of its Subsidiaries and includes a brief description of each such Legal Action and the status or outcome thereof of each such Legal Action.

(b)                                 To the Company’s knowledge, there is no Legal Action pending or threatened against or affecting any Company Private Fund, or its officers, directors or employees or any facts or circumstances that would reasonably be expected to result in any claims against, or liabilities of, the Company, any of its Subsidiaries or any Company Private Fund, or that in any manner challenges or seeks to prevent, alter or materially delay the Merger. To the Company’s knowledge, none of the Company Private Funds or their offices, directors or employees (in their capacities as such) is operating under or is subject to any order, writ, judgment, injunction or decree of any Governmental Entity.

3.17.                        Insurance. Schedule 3.17 sets forth as of the date of this Agreement all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations or Employees of the Company or any of its Subsidiaries, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Company or any of its Subsidiaries or any Affiliate thereof pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. There is no pending claim that will exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds. The Company has no knowledge of a threatened termination of, or premium increase with respect to, any of such policies. None of the Company or any of its Subsidiaries has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan or program.

3.18.                        Environmental Matters. Neither the Company nor any of its Subsidiaries has any material Liability under any applicable Environmental Law or under any Contract with respect to or as a result of the presence, discharge, generation, treatment, storage, handling, removal, disposal, transportation or Release of any Hazardous Material.

3.19.                        Brokers’ and Finders’ Fees. Neither the Company nor any of its Subsidiaries has incurred, or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby or by the Transaction Agreements.

3.20.                        Employment Matters.

(a)                                  Neither the Company nor any of its Subsidiaries is a party to any Contract regarding collective bargaining or other Contract with or to any labor union or association representing any employee of the Company or any of its Subsidiaries, nor does any labor union or collective bargaining agent represent any employee of the Company or any of its Subsidiaries. To the Company’s knowledge, no Contract regarding collective bargaining has been requested by, or is under discussion between management of the Company or any of its Subsidiaries (or any management group or association of which the Company or any of its Subsidiaries is a member or otherwise a participant) and, any group of employees of the Company or any of its Subsidiaries nor are there any representation proceedings or petitions seeking a representation proceeding presently pending against the Company or any of its Subsidiaries with any labor relations tribunal, nor are there any other current activities to organize any employees of the Company or any of its Subsidiaries into a collective bargaining unit. There are no unfair labor practice charges or complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries that would have a Company Material Adverse Effect. During the past three years there has not been any labor strike, slow-down, work stoppage or arbitration involving the Company or any of its Subsidiaries, and no such labor strike, slow-down, work stoppage or arbitration is now pending or, to the Company’s knowledge, threatened against the Company of any of its Subsidiaries. There are no claims for indemnification or expense reimbursement by or in respect of any current or former officer, director or agent of the Company or any of its Subsidiaries nor, to the knowledge of the Company, is there any basis for such a claim.

(b)                                 Schedule 3.20(b) sets forth each Company Employee Plan. Neither the Company nor any of its Subsidiaries has any stated plan, intention or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan (except to the extent required by Law or to conform any such Company Employee Plan to the requirements of any Applicable Law, in each case as previously disclosed to Parent in writing), or to enter into or terminate any Company Employee Plan.

(c)                                  The Company has delivered or made available to Parent (i) correct and complete copies of each Company Employee Plan, including all amendments thereto, (ii) the three (3) most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust and (iii) if any Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets.

(d)                                 The Company and each of its Subsidiaries has performed in all material respects all obligations required to be performed by it under each Company Employee Plan and each Company Employee Plan has been established, maintained and operated in accordance with its terms and in compliance with all Applicable Law, including ERISA and the Code. Each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified and has either received a favorable determination letter or opinion letter from the IRS with respect to such Company Employee Plan as to its qualified status under the Code, and nothing has occurred since the date of the last such determination as to each Company Employee Plan which has resulted or is likely to result in the revocation of such determination or which requires or could require action under the compliance resolution programs of the IRS to preserve such qualification. There are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or fiduciary thereto or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to the Company, any of its Subsidiaries, Parent or any of its ERISA Affiliates (other than ordinary administration expenses typically incurred in a termination event). There are no audits, inquiries investigations or proceedings pending or, to the knowledge of the Company, threatened by the IRS, DOL or other Governmental Entity with respect to any Company Employee Plan. All annual reports and other filings required by the DOL or the IRS to be made with respect to each Company Employee Plan have been timely made.

(e)                                  None of the Company, any of its Subsidiaries or any ERISA Affiliate now, or has ever, maintained, established, sponsored, participated in, or contributed to, any plan that is subject to Title IV of ERISA or Section 412 of the Code. None of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred, nor do they reasonably expect to incur, any liability with respect to any transaction described in Section 4069 of ERISA. No Company Employee Plan is a multiple employer plan as defined in Section 210 of ERISA.

(f)                                    At no time has the Company, any of its Subsidiaries or any ERISA Affiliate contributed to or been requested to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(g)                                 No Company Employee Plan provides, or has any liability to provide, life insurance, medical or other employee welfare benefits to any Employee upon his or her retirement or termination of employment for any reason, except as may be required by Law.

(h)                                 The execution and delivery by the Company of this Agreement and any Transaction Agreement to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under, any Company Employee Plan, trust or loan that could reasonably be expected to result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(i)                                     The Company does not have and has not in the past seven years had any Client that (i) is an employee benefit plan, as defined in Section 3(3) of ERISA, or retirement account or other plan that is or elects to be subject to Title I of ERISA or is or elects to be subject to Section 4975 of the Code; (ii) is a Person the assets of which are treated as including the assets of any plan described in clause (i) by application of Section 3(42) of ERISA and/or 29 C.F.R. § 2510.3-101; (iii) is a plan or entity that is subject to any federal, state or local law that is substantially similar to Section 406 of ERISA or Section 4975 of the Code (a “Similar Law”); or (iv) a Person acting on behalf of such a plan (each such Client, plan, entity, or other person described in clauses (i) - (iv) is referred to as an “ERISA Client”).

(j)                                     The Company has complied with the applicable requirements of ERISA, the Code and Similar Laws with respect to each ERISA Client. Neither the Company or any Subsidiary of the Company nor any of their respective employees nor any Person acting on its behalf, with respect to an ERISA Client, has (i) breached any applicable fiduciary duty under Part 4 of Title I of ERISA which could subject it or them to liability under Sections 405 or 409 of ERISA, (ii) engaged in any “prohibited transaction” within the meaning of Section 4975 of the Code or ERISA for which no exemption exists under Section 4975 of the Code and ERISA, (iii) incurred (and there is no pending or threatened proceeding which could result in the incurrence or imposition of) any penalty, excise tax, fee, disqualification or other similar result arising in connection with or with respect to any ERISA Client or former client that would qualify as an ERISA Client if it were a current client, (iv) filed or been asked to assist in a filing under the “Voluntary Fiduciary Correction Program of the Department of Labor” described in 71 Fed. Reg. 20,261 (April 19, 2006) or any predecessor to that program, or (v) knowingly violated, been found by a court of competent jurisdiction to have violated, or been accused by any state or federal agency of violating any fiduciary obligation to an ERISA Client.

(k)                                  No basis exists such that the Company, any of its Subsidiaries or any of their respective employees could reasonably be expected to become subject to disqualification from holding “certain positions” pursuant to Section 411 of ERISA or any similar provision of other Law, or subject to disqualification as a “qualified professional asset manager” within the meaning of DOL prohibited transaction class exemption 84-14 by reason of Section I(e) or Section I(g) of said exemption, and the consummation of the transactions contemplated by this Agreement will not cause Parent or any of its Affiliates to become subject to any such disqualification.

(l)                                     No employee of the Company or any of its Subsidiaries is receiving benefits pursuant to workers’ compensation legislation or is on leave of absence, including any leave of absence by reason of disability or pursuant to the Family and Medical Leave Act of 1993 or the Uniformed Services Employment and Reemployment Rights Act of 1994. No present or former employee or consultant of the Company or of any Subsidiaries of the Company, and no present or former spouse or child of any such individual, is receiving benefits under any Company Employee Plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or is entitled to elect COBRA coverage under any Company Employee Plan as a result of an event occurring prior to the date of this Agreement.

(m)                               Each International Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such International Plan was intended so to qualify) and has been maintained in good standing with applicable regulatory authorities. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any International Plan that would increase materially the expense of maintaining such International Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof. According to the actuarial assumptions and valuations most recently used for the purpose of funding each International Plan (or, if the same has no such assumptions and valuations or is unfunded, according to actuarial assumptions and valuations in use by the Pension Benefit

Guaranty Corporation on the date hereof), the total amount or value of the funds available under such Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeded the present value of all benefits (actual or contingent) accrued as of such date of all participants and past participants therein in respect of which the Company or any of its Subsidiaries has or would have after the Effective Time any obligation.

3.21.                        Tax Matters.

(a)                                  The Company and each of its Subsidiaries has filed all material Tax Returns required to be filed by it (“Company Tax Returns”). All such Company Tax Returns were correct and complete in all material respects. All Company Tax Returns have been timely filed with the appropriate tax authorities in all jurisdictions in which such Company Tax Returns are or were required to be filed or requests for extensions have been timely filed and any such extensions have been granted and have not expired.

(b)                                 All Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Company Tax Return) have been paid or adequate reserves therefor have been established on the Company Balance Sheet in accordance with GAAP.

(c)                                  The Company each of its Subsidiaries has timely withheld proper and accurate amounts from their employees, customers, shareholders, creditors and others from whom they are or were required to withhold Taxes in compliance with all Applicable Laws and has timely paid all such withheld amounts to the appropriate taxing authorities.

(d)                                 All Taxes due with respect to any completed and settled audit, examination or deficiency Action with any taxing authority for which the Company or any of its Subsidiaries are liable have been paid in full.

(e)                                  No taxing authority has given written notice of the commencement of any audit, examination or deficiency Action pending or threatened with respect to any Taxes that have not been resolved and paid. The Company has delivered to Parent correct and complete copies of all examination reports, closing agreements and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries filed or received since December 31, 2003.

(f)                                    Neither the Company nor any of its Subsidiaries has consented in writing to extend the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes of the Company or any of its Subsidiaries due for any taxable period.

(g)                                 Neither the Company nor any of its Subsidiaries has received written notice of any claim by any taxing authority in a jurisdiction where such Company or Subsidiary does not file Company Tax Returns that such Company or Subsidiary is or may be subject to taxation by that jurisdiction.

(h)                                 No Liens for Taxes exist with respect to any of the assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(i)                                     Neither the Company nor any of its Subsidiaries are liable, nor does the Company nor any of its Subsidiaries have any potential liability, for the Taxes of another taxpayer (other than the Company or any of its Subsidiaries) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise.

(j)                                     Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement.

(k)                                  Neither the Company nor any of its Subsidiaries is a party to any Contract, plan, understanding or other arrangement which, individually or collectively with respect to any Person, could give rise to the payment of any amount that would not be deductible by the Company or any of its Subsidiaries by reason of Section 280G of the Code (or any corresponding provision of U.S. or non-U.S. federal, state and local Tax law) as a result of the Transactions.

(l)                                     The Company and its Subsidiaries have collected all sales, use and value added Taxes required to be collected, and has remitted, or will remit within the time and in the manner prescribed by law, such amounts to the appropriate taxing authority and has furnished properly completed exemption certificates for all exempt transactions.

(m)                               Neither the signing of this Agreement nor Closing will give rise to or result in a material liability for Tax for Parent or the Surviving Corporation.

(n)                                 Neither the Company nor any of its Subsidiaries has any liability for corporate income, franchise or similar Tax in any jurisdiction based on or measured by income or gain for any period in which the Company or such Subsidiary filed Tax reports in such jurisdiction on the basis that it was a partnership or other pass-through entity for Tax purposes so that the incidence of such Tax was properly imposed on the partner or holder of an interest in the pass-through entity, as the case may be.

(o)                                 Neither the Company nor any of its Subsidiaries has engaged in any transaction that is (i) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder, or (iv) any similar obligation under any predecessor or successor law or regulation or comparable provision of state or local law.

(p)                                 In the past five years, neither the Company nor any of its Subsidiaries is, or has been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(q)                                 In the past five years, neither the Company nor any of its Subsidiaries has ever been either a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction that was described in, or intended to qualify as a Tax-free transaction pursuant to Section 355 of the Code.

(r)                                    Since December 31, 2004, each plan, program, arrangement or agreement that constitutes in any part a nonqualified deferred compensation plan within the meaning of

Section 409A of the Code has been operated and maintained in accordance with the requirements of IRS Notice 2005-1 and a good faith, reasonable interpretation of Section 409A of the Code with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004.

(s)                                  Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto no later than the date of grant and each such grant was made in accordance with the terms of the Company Option Plan and Applicable Law. The per share exercise price of each Company Option was not less than the “fair market value” of a share of Company Common Stock on the applicable “date of grant” as such terms are defined in Sections 421 and 422 or Section 409A of the Code, as applicable. Each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and Applicable Law.

3.22.                        Company Public Funds.

(a)                                  Schedule 3.22(a) sets forth a complete and correct list, as of the date of this Agreement, of each Company Public Fund. Each Company Public Fund is, and at all times required under Applicable Law has been, duly registered with all applicable Governmental Entities as an investment company.

(b)                                 Each Company Public Fund that is a juridical entity is (i) duly organized, validly existing and, with respect to jurisdictions that recognize the concept of “good standing,” in good standing under the laws of the jurisdiction of its organization, and (ii) has the requisite corporate, trust, company or partnership power and authority to own its properties and to carry on its business as currently conducted, and is qualified to do business in each jurisdiction where it is required to be so qualified under Applicable Law.

(c)                                  The Company, each of its Subsidiaries and, to the Company’s knowledge, each Management Company that acts as investment adviser or sub-adviser to a Company Public Fund has a written Investment Advisory Contract pursuant to which such Person serves as investment adviser or sub-adviser to such Company Public Fund.

(d)                                 Each Company Public Fund (including, to the Company’s knowledge, any Management Company) currently is, and has been since January 1, 2005, operated in compliance with Applicable Law and with its respective investment objectives, policies and restrictions, as set forth in the applicable prospectus and registration statement for such Company Public Fund.

3.23.                        Company Private Funds.

(a)                                  Schedule 3.23(a) sets forth a correct and complete list of each of the Company Private Funds. None of the Company or its Subsidiaries acts as investment adviser, investment sub-adviser, general partner, managing member, manager or sponsor to any pooled investment vehicle other than one or more of the Company Funds. To the Company’s knowledge, no Company Private Fund is, or at any time since January 1, 2005 was, required to register as an investment company or other investment vehicle under the Investment Company Act or the comparable regulatory regime of any other jurisdiction.

(b)                                 Each Company Private Fund possesses all Permits necessary to entitle it in all material respects to carry on its business as it is now conducted. Each Company Private Fund is duly qualified, licensed or registered to do business in each jurisdiction where it is required to do so under Applicable Law, except where failure to be so duly organized, validly existing and in good standing would not reasonably be expected to have a Company Material Adverse Effect. All outstanding shares or units of each Company Private Fund have been issued and sold by such Company Private Fund in compliance with Applicable Law.

3.24.                        Certain Payments. Neither the Company, any of its Subsidiaries, any Company Fund managed by such Subsidiary or, to the Company’ knowledge, any Management Company or Company Fund managed by any Management Company, nor, to the Company’s knowledge, any of their respective directors, officers, employees, agents, or representatives, or any other Person associated with or acting for or on behalf of the Company, any Subsidiary of the Company or any Company Fund, has directly or indirectly in relation to the business of the Company, its Subsidiaries and the Management Companies (a) made a contribution, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services, (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company, any of its Subsidiaries, any Company Fund or any Affiliate of the Company, or (iv) in violation of Applicable Law, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company, its Subsidiaries or Management Companies, as applicable.

3.25.                        Privacy. The Company, its Subsidiaries and the Company Funds (to the Company’s knowledge, with respect to any Company Fund managed by a Management Company) are currently, and during the past five years have been, operating in compliance with all applicable U.S. federal and state privacy laws, including, without limitation, Title V of the Gramm-Leach-Bliley Act, and any and all applicable regulations implementing such Act.

3.26.                        Indemnification. Other than pursuant to its certificate of incorporation or bylaws, neither the Company nor any of its Subsidiaries is a party to any material indemnification agreement with any of its present or former managers, officers, directors, employees or other Persons who serve or served in any other official capacity with the Company, any Subsidiary of the Company or any other enterprise at the request of the Company (each, a “Company Covered Person”), and there are no claims for which any Company Covered Person would be entitled to indemnification by the Company or any of its Subsidiaries if such provisions were deemed in effect.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to such exceptions as are disclosed in the disclosure letter dated the date hereof and delivered herewith to the Company (the “Parent Schedules”) referencing the appropriate Section or subsection of this Article IV or otherwise readily apparent as responsive to any other Section of this Article IV, Parent and Merger Sub hereby represent and warrant to the Company as of the date hereof and as of the Closing as follows:

4.1.                              Organization of Parent and Merger Sub. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations pursuant to this Agreement and the Transaction Agreements and to consummate the Merger and the transactions contemplated hereby and thereby in a timely manner (a “Parent Material Adverse Effect”).

4.2.                              Subsidiaries. Except for Merger Sub, Parent does not own, directly or indirectly, any capital stock of or any other Equity Securities in, or control, directly or indirectly, any other Person or any Subsidiary, and Parent is not directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity.

4.3.                              Capitalization.

(a)                                  Schedule 4.3(a) sets forth (i) the authorized Equity Securities of Parent, which consist solely of Parent Common Stock and Parent Preferred Stock, (ii) the number of Equity Securities of Parent that are issued and outstanding, (iii) the number of Equity Securities held in treasury, and (iv) the number of Equity Securities of Parent that are reserved for issuance, in each case, as of the date hereof.

(b)                                 All of the outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of, and are not subject to, any preemptive rights. Except for the rights granted under this Agreement, there are no outstanding options, warrants, calls, demands, stock appreciation rights, Contracts or other rights of any nature to purchase, obtain or acquire or otherwise relating to, or any outstanding securities or obligations convertible into or exchangeable for, or any voting agreements with respect to, any shares of Parent Capital Stock or any other securities of Parent.

(c)                                  As of the Closing, the Parent Shares to be issued pursuant to this Agreement will be duly authorized and when issued and delivered in accordance with the terms of this Agreement will be validly issued, fully paid, non-assessable, free and clear of all Liens of any kind, and not issued in violation of, and not subject to, any preemptive right.

(d)                                 Schedule 4.3(d) sets forth (i) the authorized Equity Securities of Merger Sub, (ii) the number of Equity Securities of Merger Sub that are issued and outstanding, (iii) the number of Equity Securities held in treasury, and (iv) the number of Equity Securities of Merger Sub that are reserved for issuance, in each case, as of the date hereof and as of the Closing Date.

(e)                                  All of the outstanding shares of common stock of Merger Sub are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of, and are not subject to, any preemptive rights. Except for the rights granted under this Agreement, there are no outstanding options, warrants, calls, demands, stock appreciation rights, Contracts or other rights of any nature to purchase, obtain or acquire or otherwise relating to, or any outstanding securities or obligations convertible into or exchangeable for, or any voting agreements with respect to, any shares of capital stock of Merger Sub or any other securities of Merger Sub.

4.4.                              Authority.

(a)                                  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each of the Transaction Agreements to be executed and delivered by it and, subject to Section 4.6, to perform all of its obligations under this Agreement and each of the Transaction Agreements. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated to be performed by it under this Agreement and the Transaction Agreements to which it is a party have been, subject to Section 4.6, duly authorized by all necessary and proper corporate action on the part of each of Parent and Merger Sub.

(b)                                 This Agreement and each of the Transaction Agreements to be executed and delivered by each of Parent and Merger Sub will be duly executed and delivered by Parent and Merger Sub and, when so executed and delivered, will constitute the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against them in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.

4.5.                              No Conflict. Assuming that the matters referred to in Section 4.6 are satisfied, none of the execution, delivery or performance by Parent or Merger Sub of this Agreement or any of the Transaction Agreements or the consummation by Parent or Merger Sub of the Transactions does or will, with or without the giving of notice or the lapse of time or both, (a) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub (except for Permitted Liens) or (b) conflict with, or result in a breach or violation of or a default under, or give rise to a right of amendment, termination, cancellation or acceleration of any obligation or to a loss of a benefit under (i) Parent’s or Merger Sub’s Certificate of Incorporation or Bylaws, (ii) any Material Contract of Parent or Merger Sub or (iii) any Law, License or Permit or other requirement to which Parent or Merger Sub or any of their respective properties or assets are subject, except, in the case of (a), (b)(ii) or (b)(iii) for those which would not have a Parent Material Adverse Effect.

4.6.                              Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any Governmental Entity or other Person is required by, or with respect to, Parent or Merger Sub in connection with the execution and delivery of this Agreement and the Transaction Agreements to which Parent or Merger Sub is a party or the consummation of the transactions contemplated hereby and thereby, or for any Contract of Parent or Merger Sub to remain in full force and effect without limitation, modification or alteration after the Effective Time so as to preserve all material rights of and benefits to, Parent and Merger Sub, as the case may be, under such Contracts from the Effective Time, except for (i) the approval of the stockholders of Parent and Merger Sub; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (iii) notices and filings as may be required under Antitrust Laws; (iv) any filings that are required under the U.S., state and foreign securities laws; and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations or filings the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have or result in a Parent Material Adverse Effect.

4.7.                              SEC Filings; Financial Statements.

(a)                                  Parent has made available to the Company a correct and complete copy of each report, registration statement and definitive proxy statement filed by Parent with the SEC (the “Parent SEC Reports”), which are all the forms, reports and documents required to be filed by Parent with the SEC prior to the date of this Agreement and which were filed on a timely basis. As of their respective dates the Parent SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                                 Each set of financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financial Statements”), including each Parent SEC Report filed after the date hereof until the Closing, complied or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes) and each fairly presents or will fairly present in all material respects the financial position of Parent at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or will be subject to normal adjustments as would not individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

(c)                                  Parent has in place systems and processes that are (i) designed to (A) provide reasonable assurances regarding the reliability of the Parent Financial Statements and (B) accumulate and communicate to Parent’s principal executive officer and principal financial officer in a timely manner the type of information that is required to be disclosed in the Parent Financial Statements, and (ii) customary and adequate for a public company. Neither Parent nor

Merger Sub nor, to Parent’s knowledge, any Employee, auditor, accountant or representative of Parent or Merger Sub has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the inadequacy of such systems and processes or the accuracy of the Parent Financial Statements. To Parent’s knowledge, there have been no instances of fraud, whether or not material, during any period covered by the Parent Financial Statements.

(d)                                 During the periods covered by the Parent Financial Statements, Parent’s external auditor with respect to such Parent Financial Statements was independent of Parent and its management. Schedule 4.7(d) lists each report by Parent’s external auditors to Parent’s board of directors, or any committee thereof, or Parent’s management concerning any of the following and pertaining to any period covered by the Parent Financial Statements:  critical accounting policies; internal controls; significant accounting estimates or judgments; alternative accounting treatments; and any required communications with Parent’s board of directors, or any committee thereof, or with management of Parent.

(e)                                  Parent is in compliance in all material respects with the applicable listing and corporate governance rules of AMEX.

4.8.                              No Undisclosed Liabilities. Neither Parent nor Merger Sub has on the date of this Agreement:  (i) any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the Parent Financial Statements in accordance with GAAP but excluding future obligations to perform pursuant to the terms of the Contracts in accordance with the express terms of such Contracts), that (A) exceeds $100,000 and (B) has not (1) been reflected in the Parent Financial Statements, (2) arisen in the ordinary course of Parent’s business consistent with past practices or (3) as set forth in this Agreement or any of the Transaction Agreements since the Balance Sheet Date, or (ii) any “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).

4.9.                              Absence of Certain Changes.

(a)                                  No conditions, circumstances or facts exist, and since the Balance Sheet Date, there have not been any events, occurrences, changes, developments or circumstances, which would have a Parent Material Adverse Effect.

(b)                                 Parent and Merger Sub have not since the Balance Sheet Date and prior to the date of this Agreement taken any action of the type referred to in Section 5.1, except in the ordinary course of business consistent with past practices.

4.10.                        Business Activities. Since its organization, Parent has not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in the Parent Charter, there is no agreement, commitment, judgment, injunction, order or decree binding upon Parent or to which Parent is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of property by Parent or the conduct of business by Parent as currently conducted other than such effects as would not individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

4.11.                        Title to Properties. Parent does not own or lease any real property or personal property. There are no options or other contracts under which Parent has a right or obligation to acquire or lease any interest in real property or personal property.

4.12.                        Intellectual Property. Parent does not own, license or otherwise have any right, title or interest in any Intellectual Property or Registered Intellectual Property.

4.13.                        Agreements, Contracts and Commitments.

(a)                                  Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, licenses, permits, franchises, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Parent or Merger Sub is a party or by or to which any of the properties or assets of Parent may be bound, subject or affected, which either (i) creates or imposes a liability greater than $50,000, or (ii) may not be cancelled by Parent on less than 30 days’ or less prior notice (“Parent Contracts”). All Parent Contracts are set forth in Schedule 4.13(a) other than those that are exhibits to the Parent SEC Reports.

(b)                                 Each Parent Contract is in full force and effect and is valid, binding and enforceable in accordance with its terms and is not in default thereunder, nor to the knowledge of Parent is any party obligated to Parent pursuant to any such Contract in default thereunder. Parent or Merger Sub is in compliance with and has not breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any such Parent Contract, nor does Parent have knowledge of any event or occurrence that would reasonably be expected to constitute such a breach, violation or default (with or without the lapse of time, giving of notice or both). Parent has made available to the Company accurate and complete copies of all Parent Contracts.

4.14.                        Change of Control Payments to Employees. Schedule 4.14 sets forth (a) each plan or Contract of Parent or Merger Sub pursuant to which more than $100,000 may become payable (whether currently or in the future) to any Employee as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement or the Transaction Agreements and (b) a summary of the nature and amounts that may become payable pursuant to each such plan or Contract.

4.15.                        Interested Party Transactions.

(a)                                  To Parent’s knowledge, no officer or director of Parent or Merger Sub (nor any ancestor, sibling, descendant or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an economic interest in excess of five percent (5%) of the ownership interests therein), has, directly or indirectly, (i) an economic interest in any Person which at any time since January 1, 2005 has furnished or sold services or products that Parent or Merger Sub furnishes or sells, or proposes to furnish or sell, (ii) an economic interest in any Person that purchases from or sells or furnishes to, Parent or Merger

Sub, any goods or services or (iii) a beneficial interest in any Contract to which Parent or Merger Sub is a party or by which they or their properties are bound; provided, however, that ownership of debt or equity interests not exceeding one percent (1%) of the outstanding voting stock of an entity shall not be deemed an “economic interest in any entity” for purposes of this Section 4.15.

(b)                                 There are no receivables of Parent or Merger Sub owing by any Employee or any consultant to Parent or Merger Sub (or any ancestor, sibling, descendant, or spouse of any such Persons, or any trust, partnership, or corporation in which any of such Persons has an economic interest), other than advances in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with Parent’s established employee reimbursement policies and consistent with past practice). None of the stockholders of Parent has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or liability of Parent or Merger Sub.

4.16.                        Compliance with Laws. Parent has complied with and is in material compliance with, and has not violated and is not in violation of, and has not received any notices of violation with respect to, any Law. Parent has not received any written notice from any Governmental Entity or any other Person regarding any actual, alleged, possible or potential violation of or failure to comply with any Law.

4.17.                        Litigation. There is no action, suit, proceeding or investigation of any nature pending or, to Parent’s knowledge, threatened against Parent, any of its properties or assets, nor, to the knowledge of Parent, is there any reasonable basis therefor.

4.18.                        Insurance. Except for directors’ and officers’ liability insurance, Parent does not maintain any insurance policies.

4.19.                        Brokers’ and Finders’ Fees. Neither Parent nor Merger Sub has incurred, or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby or by the Transaction Agreements.

4.20.                        Taxes.

(a)                                  Parent has filed all material Tax Returns required to be filed by it (“Parent Tax Returns”). All such Parent Tax Returns were correct and complete in all material respects. All Parent Tax Returns have been timely filed with the appropriate tax authorities in all jurisdictions in which such Parent Tax Returns is or was required to be filed or requests for extensions have been timely filed and any such extensions have been granted and have not expired.

(b)                                 All Taxes due and owing by the Parent (whether or not shown on any Parent Tax Return) have been paid or adequate reserves therefor have been established on Parent’s balance sheets included in the audited financial statements for the most recent fiscal year end in accordance with GAAP.

(c)                                  Parent has timely withheld proper and accurate amounts from its employees, customers, shareholders, creditors and others from whom its is or was required to withhold Taxes in compliance with all Applicable Laws and has timely paid all such withheld amounts to the appropriate taxing authorities.

(d)                                 All Taxes due with respect to any completed and settled audit, examination or deficiency Action with any taxing authority for which Parent is liable have been paid in full.

(e)                                  No taxing authority has given written notice of the commencement of any audit, examination or deficiency Action pending or threatened with respect to any Taxes that have not been resolved and paid. Parent has delivered to the Company correct and complete copies of all examination reports, closing agreements and statements of deficiencies assessed against or agreed to by Parent filed or received since December 31, 2003.

(f)                                    Parent has not consented in writing to extend the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes of Parent due for any taxable period.

(g)                                 Parent has not received written notice of any claim by any taxing authority in a jurisdiction where Parent does not file Parent Tax Returns that Parent is or may be subject to taxation by that jurisdiction.

(h)                                 No Liens for Taxes exist with respect to any of the assets or properties of Parent, except for Permitted Liens.

(i)                                     Parent is not liable, and Parent does not have any potential liability, for the Taxes of another taxpayer (other than Parent or any of its Subsidiaries) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise.

(j)                                     Parent has collected all sales, use and value added Taxes required to be collected, and has remitted, or will remit within the time and in the manner prescribed by law, such amounts to the appropriate taxing authority and has furnished properly completed exemption certificates for all exempt transactions.

(k)                                  Parent has no liability for corporate income, franchise or similar Tax in any jurisdiction based on or measured by income or gain for any period in which Parent filed Tax reports in such jurisdiction on the basis that it was a partnership or other pass-through entity for Tax purposes so that the incidence of such Tax was properly imposed on the partner or holder of an interest in the pass-through entity, as the case may be.

(l)                                     Neither the signing of this Agreement nor Closing will give rise to or result in a material liability for Tax for the Company or any of its Subsidiaries.

(m)                               Parent has not engaged in any transaction that is (i) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder, or (iv) any similar obligation under any predecessor or successor law or regulation or comparable provision of state or local law.

(n)                                 Parent is not, or has not been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o)                                 In the past five years, Parent has never been either a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction that was described in, or intended to qualify as a Tax-free transaction pursuant to Section 355 of the Code.

4.21.                        Board Approval. The board of directors of Parent (including any required committee or subgroup of the board of directors of Parent) has, as of the date of this Agreement (i) determined that the merger is fair to, and in the best interests of Parent and its stockholders, and (ii) duly approved this Agreement and the transactions contemplated hereby.

4.22.                        Trust Fund. As of the date hereof and at the Closing Date, Parent has and will have no less than $100.0 million (the “Trust Fund”) invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act in a trust account (the “Trust Account”) administered by The American Stock Transfer and Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of April 17, 2007, between Parent and the Trustee (the “Trust Agreement”), less (i) any Taxes paid or (ii) working capital draws made in accordance with the Trust Agreement.

4.23.                        Indemnification. Other than pursuant to its certificate of incorporation or bylaws, neither Parent nor Merger Sub is a party to any material indemnification agreement with any of its present or former managers, officers, directors, employees or other Persons who serve or served in any other official capacity with Parent, Merger Sub or any other enterprise at the request of Parent (each, a “Parent Covered Person”), and there are no claims for which any Parent Covered Person would be entitled to indemnification by Parent or Merger Sub if such provisions were deemed in effect.

ARTICLE V
COVENANTS

5.1.                              Conduct. (a)  From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, each of Parent and the Company shall, and shall cause its Subsidiaries to, operate in the ordinary course of business. Without limiting the generality of the foregoing, from the date hereof until the Closing, except as contemplated hereby or as set forth in Schedule 5.1, without the written consent of either the Company or Parent, as the case may be (any request of such consent to be considered in good faith), each of Parent and the Company shall not and shall cause its Subsidiaries to not, take or agree or resolve to take any of the following actions except in the ordinary course of business and consistent with past practice:

(i)                                     incur, assume or otherwise become liable for any additional Debt (including by way of guarantee or the issuance and sale of debt securities or rights to acquire debt securities) or enter into or modify any Contract with respect to the foregoing other than, in the case of the Company, for the purposes permitted by this Section 5.1;

(ii)                                  sell, lease, transfer, license, mortgage, pledge or otherwise dispose of or encumber, except for any Permitted Liens, any of the material properties or assets of itself or its Subsidiaries;

(iii)                               (A) incur or commit to any material capital expenditures, obligations or liabilities; (B) acquire or agree to acquire by merging or consolidating with, or acquire or agree to acquire by purchasing a substantial portion of the Equity Securities or assets of, or in any other manner, any business or Person; (iv) wind up, liquidate or dissolve; or (v) materially breach any provision of this Agreement;

(iv)                              change its auditor or change its methods of accounting in effect as of the date hereof except as required by changes in GAAP;

(v)                                 (A) make any material tax election, (B) amend any material Tax Return, (C) settle or compromise any material income Tax liability, Tax claim or Tax assessment, (D) enter into any closing agreement respecting a material amount of Taxes, (E) surrender any right to claim a material Tax refund, (F) fail to make the payments or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, (G) adopt or change any of its methods of accounting with respect to Taxes; or (H) change its fiscal year;

(vi)                              (A) settle or compromise, or agree to settle or compromise, any Legal Action on terms which require it or any of its Subsidiaries to take any material action or assume any material liability or forego any material right or opportunity or (B) waive or release any material right or claim of itself or any of its Subsidiaries other than in the ordinary course or as disclosed in Schedule 5.1;

(vii)                           (A) enter into, amend, modify or renew any Contract regarding employment, consulting, severance or similar arrangements with any of its directors or senior officers, or grant any material salary, wage or other increase materially in compensation or increase materially any employee benefit (including incentive, profit sharing or bonus payments, (B) grant any severance or termination pay to any senior officers except pursuant to written agreements or severance policies in effect of the date hereof and as disclosed in the applicable Schedules or (iii) adopt or amend any Company Employee Plan;

(viii)                        enter into or materially modify any material transaction or arrangement with, or for the benefit of any of its Affiliates who control it or any of its directors, former directors, officers or shareholders of any such Affiliate;

(ix)                                take any action that would reasonably be expected to constitute a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; or

(x)                                   sell, lease, license or otherwise dispose of any of the material assets or properties of itself or any of its Subsidiaries other than in the ordinary course of business.

(b)                                 The foregoing notwithstanding, during the period from the date of this Agreement and until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, except as (x) expressly contemplated by this Agreement, (y) set forth in Schedule 5.1 to the Parent Schedules or the Company Schedules or (z) consented to in writing by either the Company or Parent, as the case may be (any request of such consent to be considered in good faith), each of Parent and the Company shall not:

(i)                                     amend the Constitutional Documents of itself or any of its Subsidiaries;

(ii)                                  make any distribution or declare, pay or set aside any dividend with respect to, or split, combine, redeem, reclassify, purchase or otherwise acquire directly, or indirectly, any equity interests or shares of capital stock of, or other equity or voting interest in itself or any of its Subsidiaries; or

(iii)                               authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (i) any equity interests or capital stock of or other equity or voting interest in itself or any of its Subsidiaries, or (ii) security convertible into, exchangeable for or evidencing the right to subscribe for or acquire either (A) any equity interests or shares of capital stock of, or other equity or voting interest in, or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in itself or any of its Subsidiaries except for equity interests issued upon exercise of currently outstanding Company Options or Company Warrants.

(c)                                  The foregoing notwithstanding, the provisions of this Section 5.1 shall not be interpreted as requiring the Company to cause Alternative Investment Partners, LLC to obtain consent from the Company or any other Person (including Parent) with respect to any action that Alternative Investment Partners, LLC otherwise may take without the consent of the Company under the terms of the limited liability company agreement of Alternative Investment Partners, LLC or requiring the Company to cause Capintro Partners Limited to obtain consent from the Company or any other Person (including Parent) with respect to any action that it otherwise can take without the consent of the Company or Asset Alliance International (UK) Limited under the terms of the agreement between Capintro Partners Limited and Asset Alliance International (UK) Limited.

5.2.                              Authorizations. To the extent that the affirmative Consent of any Person is necessary to effect the Merger, the Company or Parent, as the case may be, shall use its commercially reasonable efforts to cause such third party to provide or obtain such affirmative Consent.

5.3.                              No Solicitation. (a) Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to Section 7.1 hereof, without the prior written consent of Parent in its sole discretion, the Company shall not (nor shall the Company permit any of its

Subsidiaries or any of their respective Employees, Stockholders, advisors, agents, representatives or Affiliates to), directly or indirectly, take any of the following actions with any Person other than Parent and its designees:  (i) solicit, encourage, seek, entertain, support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter into any agreement, with respect to any offer or proposal to acquire all or any material part of the business, assets or technologies of the Company or any of its Subsidiaries, or any amount of the Company Capital Stock or any Subsidiary Securities (whether or not already outstanding), whether by merger, purchase of assets, purchase of securities, tender offer, license or otherwise, or effect any such transaction (a “Company Proposal”), (ii) disclose any confidential information to any Person concerning the business, technologies or properties of the Company or its Subsidiaries (other than in the ordinary course of business in connection with sales of its products), or afford to any Person access to their respective properties, technologies, books or records, not customarily afforded such access, (iii) assist or cooperate with any Person to make any Company Proposal, or (iv) enter into any agreement with any Person with respect to a Company Proposal. Except with the prior written consent of Parent in its sole discretion, the Company shall immediately cease and cause to be terminated any such negotiations, discussions or agreements (other than with Parent) that are the subject matter of clause (i), (ii), (iii) or (iv) above. In the event that the Company or any of the Company’s Affiliates shall receive, prior to the Effective Time or the termination of this Agreement, any offer, proposal, or request, directly or indirectly, with respect to a Company Proposal, or any request for disclosure or access as referenced in clause (ii) above, except with the prior written consent of Parent in its sole discretion, the Company shall immediately (A suspend any discussions with such offeror or Person with regard to such offer, proposal, or request and (B) notify Parent thereof, including information as to the material terms of the Company Proposal and the identity of the Person making such Company Proposal or request.

(b)                                 Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to Section 7.1 hereof, Parent shall not (nor shall Parent permit any of its Subsidiaries or any of their respective Employees, stockholders, advisors, agents, representatives or Affiliates to), directly or indirectly, take any of the following actions with any Person: (i) solicit, encourage, seek, entertain, support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter into any agreement, with respect to any offer or proposal to acquire all or any material part of the business, assets or technologies of any Person (other than the Company), or any amount of the capital stock of any Person (other than the Company) (whether or not already outstanding), whether by merger, purchase of assets, purchase of securities, tender offer, license or otherwise, or effect any such transaction (a “Parent Proposal”), (ii) receive any confidential information from any Person (other than the Company) concerning the business, technologies or properties of such Person (other than the Company and other than in the ordinary course of business in connection with sales of its products), (iii) assist or cooperate with any Person to make any Parent Proposal, or (iv) enter into any agreement with any Person with respect to a Parent Proposal. Parent shall immediately cease and cause to be terminated any such negotiations, discussions or agreements (other than with the Company) that are the subject matter of clause (i), (ii), (iii) or (iv) above. In the event that Parent or any of the Parent’s Affiliates shall receive, prior to the Effective Time or the termination of this Agreement, any offer, proposal, or request, directly or indirectly, with respect to a Parent Proposal, Parent shall immediately suspend any discussions with such Person with regard to such offer, proposal, or request.

(c)                                  The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 5.3 were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed by the parties hereto that the Company or Parent, as the case may be, shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 5.3 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which such Person may be entitled at law or in equity.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by (A) any Employee, Stockholder, agent, advisor, representative or Affiliate of the Company shall be deemed to be a breach of this Agreement by the Company and (B) any employee, stockholder, agent, advisor, representative or Affiliate of Parent shall be deemed to be a breach of this Agreement by Parent.

5.4.                              Compliance with Obligations.  Prior to the Closing Date, each of Parent and the Company shall and shall cause its Subsidiaries to comply in all material respects with (a) all Applicable Laws, (b) all Contracts by which it, its properties or its assets may be bound, and (c) all decrees, orders, writs, injunctions, judgments, statutes, rules and regulations applicable to it, its Subsidiaries and its and their properties or assets.

5.5.                              Notices of Certain Events.  From the date hereof until the Closing Date, each of Parent and the Company shall promptly notify the other of:

(a)                                  any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Merger;

(b)                                 any notice or other communication from any Governmental Entity in connection with itself or any of its Subsidiaries or the Transactions;

(c)                                  the occurrence of a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable;

(d)                                 any event of default (as defined in the applicable Contract) which has occurred under any Material Contract; and

(e)                                  any Legal Actions commenced or, to it’s knowledge, threatened against itself or any of its Subsidiaries or relating to or involving itself or any of its Subsidiaries, and promptly notify the other of any other Legal Action commenced or threatened, that relate to the consummation of the Transactions.

5.6.                              Stockholders’ Meetings; Proxy Statements.

(a)                                  The Company shall take all action necessary under Applicable Law to call, give notice of and hold a meeting of the holders of Company Capital Stock to vote on a proposal to adopt this Agreement and the transactions contemplated hereby (the “Company Stockholders’ Meeting”), and shall submit such proposal to such holders at the Company Stockholders’ Meeting.  The Company (in consultation with Parent) shall set a record date for Persons entitled to notice of, and to vote at, the Company Stockholders’ Meeting, which shall be held no later than twenty five (25) days after the Registration Statement has been declared effective under the Securities Act.  The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with Applicable Law.

(b)                                 The Company shall submit the proposal at the Company Stockholders’ Meeting pursuant to a proxy statement (the “Company Proxy Statement”).  Subject to the terms of this Agreement and subject to its fiduciary obligations under Applicable Law, the Board of Directors of the Company shall recommend to the Company’s stockholders the approval of such matters and shall use reasonable best efforts to solicit such approval.

(c)                                  As soon as practicable following the date of this Agreement, Parent shall, with the cooperation of the Company, prepare and file with the SEC a proxy statement or consent solicitation statement relating to the Parent Stockholder Approval (the “Parent Proxy Statement” and, together with the Company Proxy Statement, the “Proxy Statement”) in preliminary form, and each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. Parent shall use its reasonable best efforts to (i) prepare and file with the SEC the definitive Proxy Statement, (ii) cause the Proxy Statement and the prospectus to be included in the Registration Statement, including any amendment or supplement thereto, and (iii) cause the definitive Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC.  Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger.  The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger.

(d)                                 As soon as practicable following the date of this Agreement, Parent, with the cooperation of the Company, shall prepare and file with the SEC a registration statement on Form S-4 pursuant to which the Parent Shares to be issued will be registered (as supplemented or amended, the “Registration Statement”), in which the Proxy Statement shall be included as part of the prospectus, and the parties hereto shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing.  Parent shall obtain and furnish the information required to be included in the Registration Statement and, after consultation with the Company, respond promptly to any comments made by the SEC with respect to the Registration Statement.  Parent shall allow the Company’s full participation in the preparation of the Registration Statement and any amendment or supplement thereto and shall consult with the Company and its advisors concerning any comments from the SEC with respect thereto.

(e)                                  If, prior to the Effective Time, any event occurs with respect to the Company, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or Registration Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or Registration Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders.

(f)                                    If, prior to the Effective Time, any event occurs with respect to Parent or Merger Sub, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or Registration Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or Registration Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders.

(g)                                 Parent shall, promptly after the date hereof, take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders’ Meeting”) as soon as practicable after the Registration Statement is declared effective.  Parent shall consult with the Company on the date for the Parent Stockholders’ Meeting.  Parent shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the Parent’s stockholders as soon as practicable after the Registration Statement is declared effective.  Subject to the terms of this Agreement and subject to its fiduciary obligations under Applicable Law, the Board of Directors of Parent shall recommend to Parent’s stockholders the approval of such matters and shall use reasonable best efforts to solicit such approval.

(h)                                 None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Parent stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  None of the information supplied or to be supplied by the Company for inclusion in the Registration Statement shall, at the time such document is filed, at the time amended or supplemented and at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(i)                                     The Company (i) shall use reasonable best efforts to deliver to Parent within thirty (30) days after the date of this Agreement historical unaudited and, to the extent required, audited financial statements of the Company necessary for the Parent Proxy Statement (provided, that in the case of audited financial statements as of and for the year ended December 31, 2007, such thirty (30) days after the date of this Agreement shall be sixty (60) days after December 31, 2007) and shall cooperate with Parent in connection with the preparation of related pro forma financial statements, in each case that comply with either (A) the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) for financial statements that would be required to be included in a Definitive Proxy Statement filed pursuant to Regulation 14A of the Exchange Act or (B) the requirements set forth in clause 1 except as the staff of the SEC may permit Parent by waiver of such requirements (in either case (A) or (B), together with customary reports and “comfort” letters of the Company’s independent public accountants) and (ii) shall provide and make reasonably available upon reasonable notice the senior management employees of the Company to discuss the materials prepared and delivered pursuant to this Section 5.6(i).

5.7.                              Access to Information; Confidentiality.  Each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, Contracts, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws.  All information exchanged pursuant to this Section 5.7 shall be subject to the confidentiality agreement, dated as of August 30, 2007, between the Company and Parent (the “Confidentiality Agreement”).

5.8.                              Reasonable Efforts; Regulatory Matters; Third-Party Consents.

(a)                                  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including, without limitation, to prepare and file, as promptly as practicable, all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Consents of all third parties and Governmental Entities set forth in Sections 3.6 and 4.6 and related schedules or that are necessary or advisable to consummate the Merger or the other Transactions; provided, however, that (i) no party shall be required to make any payment to obtain any Consent from a third party (or Governmental Entity), and (ii) neither Parent nor Company nor any of their Subsidiaries shall agree orally or in writing to any material amendments to any Material Contract (whether to have effect prior to or after the Closing), in each case, in connection with obtaining any Consents from any private third-party or Governmental Entity without obtaining the prior written consent of the other party.

(b)                                 If any required Consent of any third party (excluding any Governmental Entity) is not obtained prior to the Closing, the parties hereto, each without cost, expense or liability to the other (except as provided in Article VI hereof), shall cooperate in good faith to seek, if possible, alternative arrangement to achieve the economic results intended.

(c)                                  Subject to Applicable Law and any applicable confidentiality restrictions, Parent and its counsel, on the one hand, and the Company and its counsel, on the other hand, shall have the right to review (in advance to the extent practicable) any information relating to the other that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger or the other Transactions, provided that nothing contained herein shall be deemed to provide any party to this Agreement with a right to review any such information provided to any Governmental Entity on a confidential basis in connection with the Merger or the other Transactions.  The parties may also, as each deems reasonably necessary, designate any competitively sensitive material provided to the other under this Section 5.8 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(d)                                 The Company and Parent shall give prompt notice to the other, of (i) any representation or warranty made by it contained in any Transaction Agreement becoming untrue or inaccurate in any respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under any Transaction Agreement, provided, however, that such notification pursuant to this Section 5.8(d) shall not limit or otherwise effect the remedies available hereunder to the party receiving such notice.

5.9.                              Fees and Expenses.  In the event the Merger is not consummated, all fees and expenses incurred in connection with the Merger, including all legal, accounting, tax and financial advisory, consulting, investment banking and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby shall be the obligation of the party incurring such fees and expenses.

5.10.                        Public Announcements.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Applicable Law or court process.

5.11.                        Affiliates.  Prior to the Closing Date, the Company shall deliver to Parent Schedule 5.11 hereto identifying all persons who are expected by the Company to be, at the date of the Parent Stockholders’ Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act.  The Company shall use its reasonable efforts to cause each such person to deliver to Parent on or prior to the Closing Date a written agreement substantially in the form of Exhibit F attached hereto (the “Affiliate Letters”).

5.12.                        Quotation of Listing.  Parent shall use its commercially reasonable efforts to cause the Parent Shares to be approved for listing on The American Stock Exchange LLC (the “AMEX”), subject to official notice of issuance, prior to the Effective Time.

5.13.                        Tax Treatment.  The parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code.  The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.  Each of Parent, Merger Sub and the Company shall not take any action and shall not fail to take any action or suffer to exist any condition which action or failure to act or condition would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

5.14.                        Pre-Closing Confirmation.

(a)                                  Promptly after the date hereof, Parent shall give to the Trustee the notice attached as Exhibit A to the Trust Agreement.

(b)                                 Not later than 48 hours prior to the Closing, Parent shall (i) give the Trustee advance notice of the Effective Time, and (ii) cause the Trustee to provide a written confirmation to the Company confirming the dollar amount of the Trust Fund balance held by the Trustee in the Trust Account that will be released to Parent upon consummation of the Merger.

5.15.                        Stock Symbol.  As of and after the Effective Time, Parent shall (a) change the name of Parent to “Asset Alliance Corporation” and (b) cause the symbol under which the Parent Common Stock and any warrants to purchase Parent Common Stock are traded on the AMEX to change to a symbol as determined by the Company that, if available, is reasonably representative of the corporate name or business of the Company.

5.16.                        Parent Record Books.  At Closing, Parent shall deliver all of the corporate records relating to Parent and Merger Sub to the Surviving Corporation.

ARTICLE VI
CONDITIONS PRECEDENT TO THE CLOSING

6.1.                              Conditions to Each Party’s Obligations.  The obligations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the Merger are subject to the fulfillment, on or before the Closing Date, of the following conditions:

(a)                                  Stockholder Approval.  Parent shall have obtained the Parent Stockholder Approval, and the Company shall have obtained the requisite approval of the Stockholders.

(b)                                 Effectiveness of the Registration Statement.  The Registration Statement shall have been declared effective; no stop order suspending the effectiveness of the Registration Statement or the use of the Proxy Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC.

(c)                                  Antitrust Approvals.  All approvals, authorizations or clearances required under any applicable Antitrust Laws with respect to any Antitrust Filings shall have been obtained and all requirements thereunder shall have been satisfied.

(d)                                 No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition, subject to Section 5.8, each of the parties shall have used commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

(e)                                  Conversion Rights.  At or prior to the Parent Stockholders’ Meeting, holders of less than thirty percent (30%) of the IPO Shares shall have demanded that Parent convert their IPO Shares into cash pursuant to the terms of the Parent Charter.

(f)                                    Net Assets.  The Board of Directors of Parent shall have determined that the fair market value of the Company immediately prior to the Effective Time is at least eighty percent (80%) of the net assets of Parent immediately prior to the Effective Time (excluding the amount held in the Trust Account representing a portion of the compensation of the underwriters in connection with Parent’s initial public offering).

(g)                                 Governmental Approvals.  The Governmental Approvals required to be made or obtained in connection with executing and delivering this Agreement or consummating the Merger have been made or obtained, on terms reasonably acceptable to the party obtaining the Governmental Approval (or whose Affiliate obtained the Governmental Approval).

6.2.                              Conditions to the Obligation of Parent.  The obligation of Parent to consummate the Merger is subject to the satisfaction, on or before the Closing Date, of each of the following further conditions, any one or more of which may be waived in writing by Parent:

(a)                                  (i)  The Company shall have performed in all material respects its obligations hereunder required to be performed by it on or prior to the Closing Date; (ii) the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date except to the extent such representations and warranties speak as of a specific date or as of the date of this Agreement and except for those failures to be so true and correct as would not reasonably be expected to have, in the aggregate, a Company Material Adverse Effect; and (iii) Parent shall have received a certificate signed by the Chief Executive Officer of the Company to the foregoing effect.

(b)                                 The Company shall have obtained all Consents necessary to the consummation of the Merger including any Consents necessary for the valid continuation of any Contract, except those Consents the failure of which to obtain would not, individually or in the aggregate, have or be expected to have a Company Material Adverse Effect, and the Company shall have delivered to Parent executed counterparts of all such Consents.

(c)                                  No event, occurrence, change, effect or condition of any character shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)                                 The Company shall have delivered to Parent duly executed copies of the following and each of the following shall be in full force and effect:

(i)                                     The Employment Agreements of Bruce Lipnick, Arnold Mintz and Stephen Bondi (collectively, the “Key Employees”) in the form of Exhibits G-1, G-2 and G-3, respectively;

(ii)                                  the Escrow Agreement; and

(iii)                               such other documents, certificates, corporate proceedings, opinions and other items as Parent shall reasonably request.

(e)                                  Parent shall have received an opinion of Skadden, Arps, Slate, Meagher, & Flom LLP, counsel to the Company, to the effect set forth in Exhibit H-1 and an opinion of the General Counsel of the Company to the effect set forth in Exhibit H-2.

(f)                                    Stockholders holding not more than ten percent (10%) of the outstanding shares of Company Capital Stock shall have exercised or shall have continuing rights to exercise dissenters’ rights under the DGCL with respect to the transactions contemplated by this Agreement.

(g)                                 Parent shall have received from the Company a certificate in form and substance reasonably satisfactory to Parent, duly executed and acknowledged, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code.

(h)                                 All Company Options held by Bruce Lipnick, Arnold Mintz and Stephen Bondi and all Company Warrants held by Bruce Lipnick and Arnold Mintz shall have been cancelled and Parent shall have received documentation reasonably satisfactory to it and its counsel to the foregoing effect.

(i)                                     The Stockholder Agreements and all other investors rights granted by the Company to its stockholders shall have been terminated and Parent shall have received documentation reasonably satisfactory to it and its counsel to the foregoing effect.

(j)                                     The Company shall have redeemed or converted all outstanding shares of Series F Preferred Stock in accordance with the Certificate of Designations of the Series F Preferred Stock, and Parent shall have received documentation reasonably satisfactory to it and its counsel to the foregoing effect.

(k)                                  Asset Alliance Investment Services, Inc. shall have received the required approval of the Financial Industry Regulatory Authority and Parent shall have received documentation reasonably satisfactory to it and its counsel to the foregoing effect.

(l)                                     Parent and any other controllers (as defined in the UK Financial Services Authority’s Handbook of Rules and Guidance, as amended from time to time) of Parent shall have obtained the approval of the UK Financial Services Authority.

6.3.                              Conditions to the Obligation of the Company.  The obligation of the Company to consummate the Merger is subject to the satisfaction, on or before the Closing Date, of each of the following further conditions, any one or more of which may be waived in writing by the Company:

(a)                                  (i) Parent shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing Date; (ii) the representations and warranties of Parent contained in this Agreement and in any certificate or other writing delivered by Parent pursuant hereto shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date except to the extent such representations and warranties speak as of a specific date or as of the date of this Agreement and except for those failures to be so true and correct as would not reasonably be expected to have, in the aggregate, a Parent Material Adverse Effect; and (ii) the Company shall have received a certificate signed by the Chief Executive Officer of Parent to the foregoing effect.

(b)                                 Parent shall have obtained all Consents necessary to the consummation of the Merger including any Consents necessary for the valid continuation of any Contract, except those Consents the failure of which to obtain would not, individually or in the aggregate, have or be expected to have a Parent Material Adverse Effect, and Parent shall have delivered to the Company executed counterparts of all such Consents.

(c)                                  No event, occurrence, change, effect or condition of any character shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d)                                 At the Effective Time, Parent shall have in the Trust Account no less than an amount equal to $100.0 million less (i) any Taxes paid or (ii) working capital draws made in accordance with the Trust Agreement.

(e)                                  Parent shall have established and reserved pursuant to an option plan approved by the Company an amount of Parent Shares equal to 4,400,000 and shall have approved the grant, effective on the Closing Date, with an exercise price equal to fair market value on the date of grant, (i) options to purchase 2,450,000 Parent Shares to Bruce Lipnick, Arnold Mintz and Stephen Bondi on such terms as are set forth in their respective employment agreements and (ii) options to purchase up to 1,050,000 Parent Shares to current Employees of the Company or its Subsidiaries with such options to be subject to three-year cliff vesting; provided, however, that the number of shares reserved pursuant hereto shall be reduced by the number of Parent Shares underlying the Converted Options; provided, further, that there shall be a minimum of 500,000 Parent Shares reserved pursuant to the option plan for future issuances.

(f)                                    The Company shall have received an opinion of Bingham McCutchen LLP, counsel to Parent, to the effect set forth in Exhibit I and an opinion as to tax matters of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, to the effect set forth in Exhibit J.

(g)                                 The board of directors of Parent shall be constituted as determined pursuant to the first sentence of Section 1.6.

ARTICLE VII
TERMINATION

7.1.                              Termination.  This Agreement may be terminated and the Merger abandoned at any time prior to the Closing Date regardless of whether this Agreement and/or the Merger have been approved by the Stockholders:

(a)                                  by written agreement of the Company, Parent and Merger Sub;

(b)                                 by either Parent or the Company if:  (i) the Closing Date has not occurred by June 15, 2008 (the “Initial Termination Date”); provided, that as long as Parent is not in breach of the covenant set forth in Section 5.6, Parent, in its sole discretion, may (A) extend the Initial Termination Date until September 15, 2008 and (B) thereafter extend such date until November 15, 2008, if, in the case of subsection (B) only, the SEC has not declared the Registration Statement effective (the Initial Termination Date as may be so extended, the “Termination Date”) provided, further the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date and such action or failure constitutes a breach of this Agreement; (ii) there shall be a final non-appealable order of a Governmental Entity in effect prohibiting consummation of the Merger; or (iii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal;

(c)                                  by Parent or the Company if there shall have been any action taken, or any Law enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental Entity, which would:  (i) prohibit Parent’s or the Company’s ownership or operation of any material portion of the business of the Company or (ii) compel Parent or the Company to dispose of or hold separate, as a result of the Merger, any material portion of the business or assets of the Company or Parent;

(d)                                 by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and as a result of such breach the conditions set forth in Sections 6.1 or 6.2, as the case may be, would not then be satisfied; provided, that if such breach is curable by the Company prior to the Termination Date through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(d) prior to the earlier of the Termination Date or that date which is 15 days following the Company’s receipt of written notice from Parent of such breach, it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(d) if such breach by the Company is cured within such 15-day period so that the conditions would then be satisfied; or

(e)                                  by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub and as a result of such breach the conditions set forth in Sections 6.1 or 6.3, as the case may be, would not then be satisfied;

provided, that if such breach is curable by Parent prior to the Termination Date through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(e) prior to the earlier of the Termination Date or that date which is 15 days following Parent’s receipt of written notice from the Company of such breach, it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach by Parent is cured within such 15-day period so that the conditions would then be satisfied.

Where action is taken to terminate this Agreement pursuant to this Section 7.1, it shall be sufficient for such action to be authorized by the board of directors of the party taking such action.

7.2.                              Effect of Termination.  Except as otherwise set forth in this Section 7.2, any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto.  In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Sections 5.7 and 5.9, this Section 7.2, Section 7.3 and Articles VIII, IX and X, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement.  No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement.

7.3.                              Amendment.  Except as is otherwise required by Applicable Law, prior to the Closing this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by Parent, Merger Sub and the Company.  Except as is otherwise required by Applicable Law, after the Closing this Agreement may be amended at any time by execution of an instrument in writing signed by Parent and the Surviving Corporation and approved by a majority of the independent directors of Parent; provided, however, that after stockholder approval no provision affecting the amount or value of the Merger consideration payable pursuant to Article II shall be modified without approval by a majority of the voting power of the shares of capital stock of the party whose stockholders would be adversely affected by such amendment.

7.4.                              Extension; Waiver.  At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if, and to the extent that, set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII
SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS;
INDEMNIFICATION; LIMITATIONS

8.1.                              Survival of Representations, Warranties and Covenants.

(a)                                  The representations and warranties of the Company, Parent and Merger Sub set forth in this Agreement (including the Company Schedules or the Parent Schedules, as applicable) or in any certificate, document or other instrument delivered by or on behalf of the Company, Parent or Merger Sub, as applicable, pursuant to or in connection with this Agreement shall survive the execution and delivery of this Agreement, any investigation by or on behalf of the Company, Parent or Merger Sub, as applicable, and the Effective Time and shall terminate at 5:00 PM Eastern time on the 18-month anniversary of the Closing Date except, in all cases, with respect to any Loss, claim or breach of which any Indemnified Party shall have provided written notice to the Company Representative or Parent, as applicable, prior to such termination.

(b)                                 The respective covenants, agreements and obligations of the Company, Parent and Merger Sub set forth in this Agreement or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement shall survive the execution and delivery of this Agreement, any investigation by or on behalf of any party hereto, and the Effective Time in accordance with their terms.

8.2.                              Indemnification.  Subject to the other provisions of this Article VIII, the Indemnity Escrow Amount shall be available to indemnify, defend and hold harmless Parent, Merger Sub, the Surviving Corporation and each of their respective officers, directors, employees, partners, members, agents and Affiliates (the “Indemnified Parties”) against any and all Losses incurred or suffered by any such Indemnified Parties directly or indirectly as a result of, with respect to or in connection with:

(a)                                  the failure of any representation or warranty of the Company set forth herein (including the Company Schedules) or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement to be true and correct in all respects as of the date of this Agreement and as of the Closing (except in the case of any representation and warranty that speaks only as of the date of this Agreement or a specific date or dates, which such representation and warranty shall be true and correct as of such date or dates and disregarding for purposes of clause (i) of this Section 8.2 any “material,” “in all material respects,” “Company Material Adverse Effect,” or similar qualification contained in any such representation or warranty or with respect thereto for purposes of calculating Losses);

(b)                                 any failure by the Company to fully perform, fulfill or comply with any covenant set forth herein to be performed, fulfilled or complied with prior to the Effective Time; or

(c)                                  any Taxes of or owed by the Company or (to the extent of the Company’s allocation thereof) any of its Subsidiaries in respect of any full or partial Tax period ending on or prior to the Closing Date to the extent not paid or accrued for in accordance with prior practices or any Losses relating to such Taxes; provided, that for purposes of applying this Section 8.2(c), the parties shall use appropriate methods to allocate liability in respect of any Taxes of the Company or any of its Subsidiaries attributable to any Tax period that includes but ends after the Closing Date (each, a “Straddle Period”), which appropriate methods shall include the following:  (i) for any income Taxes or any transactional Taxes, including Taxes based on sales or revenue, the allocation of Taxes to pre- and post-Closing portions of a Straddle Period shall be determined using a closing-of-the-books method assuming that the applicable Straddle Period consists of two taxable periods, one ending at the close of the Closing Date and one beginning at the opening of the calendar day after the Closing Date; and (ii) for any Taxes based on net worth, capital, intangibles, or similar items, and for any real estate Taxes or other property or tangible asset-based Taxes, the allocation of Taxes to pre- and post-Closing portions of a Straddle Period shall be determined on a per-diem basis taking into account the number of days in the Straddle Period through and including the Closing Date and the number of days in the entire Straddle Period.

8.3.                              Limitations.

(a)                                  In no event shall the indemnification obligations under Section 8.2 exceed the Indemnity Escrow Amount.

(b)                                 No claims shall be made by any Indemnified Party for indemnification pursuant to clause (a) of Section 8.2 hereof, unless and until the aggregate amount of Losses for which the Indemnified Parties seek to be indemnified pursuant to clause (a) of Section 8.2 exceeds $1,000,000 (the “Deductible Amount”), at which time the Indemnified Parties shall be entitled to indemnification for all such Losses in excess of the Deductible Amount).  Notwithstanding the foregoing, the Deductible Amount shall not apply to any indemnification obligations relating to Losses arising under clauses (b) or (c) of Section 8.2.

(c)                                  The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Indemnified Parties based on such representations, warranties, covenants and obligations, will not be limited or affected by any investigation conducted by Parent or Merger Sub or any agent of Parent or Merger Sub with respect to, or any knowledge acquired (or capable of being acquired) by Parent or Merger Sub or any agent of Parent or Merger Sub at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation.  The waiver by Parent or Merger Sub of any conditions set forth in Article VI will not affect or limit the provisions of this Article VII in any manner.

(d)                                 No claim may be asserted nor may any proceedings be commenced against the Indemnity Escrow Amount pursuant to Section 8.2 to the extent that (i) the Indemnified Party had a reasonable opportunity, but failed, in good faith to mitigate the Loss or (ii) such Loss arises from or was caused by actions taken or failed to be taken by the Indemnified Party after the Closing.

(e)                                  Parent, Merger Sub and the Indemnified Parties agree that their sole and exclusive remedy for money damages for any matters relating to this Agreement, the Escrow Agreement and any certificate or instrument delivered pursuant hereto shall be the rights to indemnification set forth in this Article VIII.

(f)                                    Notwithstanding anything in this Article VIII to the contrary, nothing in this Agreement shall limit (i) any right or remedy for fraud, intentional misrepresentation or willful breach or misconduct or (ii) any equitable remedy, including a preliminary or permanent injunction or specific performance.

(g)                                 The amount of any Losses subject to indemnification under Section 8.2 shall be reduced by the amounts actually recovered by the Indemnified Parties under applicable insurance policies with respect to claims related to such Losses.

(h)                                 Except as otherwise permitted by Section 8.3(f) or in respect of Third Party Claims, the Company shall not be liable under Section 8.2 to any Indemnified Party for any consequential, incidental or punitive Losses or Losses for lost profits.

8.4.                              Procedures.

(a)                                  General.  Promptly after the discovery by any Indemnified Party of any Loss or Losses, claim or breach, including any claim by a third party (a “Third Party Claim”), that reasonably would be expected to give rise to a claim for indemnification hereunder, the Indemnified Party shall deliver to the Company Representative a certificate (a “Claim Certificate”) that:

(i)                                     states that the Indemnified Party has paid or properly accrued Losses, or reasonably anticipates that it may or will incur liability for Losses, for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and

(ii)                                  specifies in reasonable detail, to the extent practicable, each individual item of Loss included in the amount so stated, the date (if any) such item was paid or properly accrued, the basis for any anticipated liability and the nature of the misrepresentation, default, breach of warranty or breach of covenant or claim to which each such item is related and, to the extent computable, the computation of the amount to which such Indemnified Party claims to be entitled hereunder;

provided, that no delay on the part of the Indemnified Party in notifying the Company Representative shall diminish the rights of the Indemnified Parties to obtain recovery therefor except to the extent that the delay shall increase the amount of such claim or loss, and then only to such extent.

(b)                                 If the Company Representative objects to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, the Company Representative shall deliver a written notice to such effect to the Indemnified Party within 30 days after receipt by the Company Representative of such Claim Certificate.  Thereafter, the Company Representative and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties within 30 days of receipt by the Indemnified Party of such written objection with respect to each of such claims to which the Company Representative has objected.  If the Indemnified Party and the Company Representative agree with respect to any of such claims, the Indemnified Party and the Company Representative shall promptly prepare and sign a memorandum setting forth such agreement and, if applicable, an instruction to the Escrow Agent.  Should the Indemnified Party and the Company Representative fail to agree within ten (10) Business Days as to any particular item or items or amount or amounts, then each party shall be entitled to pursue its available remedies for resolving the claim for indemnification; provided, however, that if the amount of such claim has not been finally determined or become an Agreed Claim prior to the 18-month anniversary of the Closing Date, the Indemnified Party and the Company Representative shall jointly engage an independent mediator (the “Mediator”) to resolve such dispute.  Such Mediator shall be JAMS, provided that JAMS agrees upon its engagement to render a decision regarding the claim within twenty (20) Business Days following the expiration of the thirty (30) calendar day period in the next sentence, and if JAMS shall not so agree, the Mediator shall be an independent third party mutually agreeable to the Indemnified Party and the Company Representative which shall agree to render a decision within such time period.   The Indemnified Party and the Company Representative shall each be entitled to submit a presentation to the Mediator not later than thirty (30) calendar days after such anniversary.   The Mediator shall choose one of the parties’ positions based solely upon the presentations by the Indemnified Party and the Company Representative during such twenty (20) Business Day period.  If only one submission is made, the Mediator will choose that position and if no submissions are made, the Company Representative’s position shall be conclusive and binding.  Parent and the Surviving Corporation (out of the Escrow Account as an Agreed Claim) will split equally the fees and expenses of the Mediator and the expenses, if any, of making such presentations.  All determinations made by the Mediator will be final, conclusive and binding on the parties and such claim shall thereafter be treated as an Agreed Claim for the amount determined in accordance with this Section 8.4(b) for purposes of Section 8.4(e).

(c)                                  Third Party Claims.  The Indemnified Party shall have the right in its sole discretion to conduct the defense of any Third Party Claim; provided, however, that no indemnification of any Indemnified Party shall be available for any settlement of any such Third Party Claim effected without the prior written consent of the Company Representative, which consent shall not be unreasonably withheld, conditioned or delayed.  If any such action or claim is settled with the prior written consent of the Company Representative, or if there be a final judgment for the plaintiff in any such action, the Indemnified Party shall be entitled to indemnification for the amount of any Loss relating thereto.

(d)                                 Company Defense; Settlement.  In the event the Indemnified Party elects not to defend the Third Party Claim, the Company Representative may cause the Surviving Corporation to defend such claim at its expense subject to reimbursement out of the Indemnity Escrow Amount.  In such event, neither the Surviving Corporation nor the Company Representative shall have any right to settle, adjust or compromise such Third Party Claim without the prior written consent of the Indemnified Party against whom the Third Party Claim has been asserted, which consent shall not be unreasonably withheld, conditioned or delayed.

(e)                                  Agreed Claims; Mediator Failure to Render Decision.  Claims for Losses specified in any Claim Certificate to which the Company Representative did not object in writing within 30 days of receipt of such Claim Certificate, claims for Losses covered by a memorandum of agreement of the nature described in Section 8.4(b) and claims for Losses the validity and amount of which have been the subject of resolution by arbitration or of a final non-appealable judicial determination are hereinafter referred to, collectively, as “Agreed Claims.”  The Indemnified Party shall be entitled to payment from the Surviving Corporation for any Agreed Claims cumulatively in excess of the Deductible Amount and cumulatively not in excess of the Indemnity Escrow Amount within 10 Business Days of the determination of the amount of any such Agreed Claims and the number of shares of Parent Company Stock having a market value equal at such time to the amount of such Agreed Claim shall be released to Parent and retired.

All property subject to the Escrow that is not required to satisfy an Agreed Claim and is not subject to a pending Claim Certificate shall be released to the former stockholders of the Company not later than the third Business Day after the thirtieth (30th) day after the 18-month anniversary of the Closing Date.  If the Mediator shall fail to render a decision regarding a Claim Certificate within the twenty (20) Business Day period set forth in Section 8.4(b) and shall thereafter fail to render a decision regarding such claim within the following thirty (30) calendar days, the Indemnified Party and the Company Representative shall promptly prepare and sign a memorandum setting forth an instruction to the Escrow Agent to release to the former stockholders of the Company the property subject to the Escrow which is subject to a pending Claim Certificate with respect to the matter in dispute.

8.5.                              Company Representative; Power of Attorney.

(a)                                  Appointment; Authority.  The Company hereby initially appoints, as of immediately prior to the Effective Time, Bruce H. Lipnick (together with his permitted successors, the “Company Representative”), as its true and lawful agent and attorney-in-fact to enter into as of the Effective Time any Transaction Agreement and any other agreement in connection with the transactions contemplated by this Agreement, and as of the Effective Time to:  (i) give and receive notices and communications to or from Parent (on behalf of itself or any other Indemnified Party) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or the Escrow Agreement expressly contemplates that any such notice or communication shall be given or received by such Stockholders individually); (ii) authorize deliveries (including by means of not objecting to claims) to Parent of Parent Shares from the Indemnity Escrow Amount; (iii) object to any claims pursuant to Section 8.4; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims; (v) assert, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Party, against the Indemnity Escrow Amount, in each case relating to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby; (vi) to the extent permitted by Section 7.3 and the terms of such other agreement, amend this Agreement, the Escrow Agreement or any other Transaction Agreement or any other agreement referred to herein or contemplated hereby; and (vii) take all actions necessary or appropriate in the judgment of the Company Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.  The Person serving as the Company Representative may be replaced upon his death, incapacity or resignation by a majority of the independent directors of Parent (as defined by the rules of AMEX) from and of the former stockholders of the Company.  No bond shall be required of the Company Representative, and the Company Representative shall receive no compensation for his services.  The Company Representative accepts his appointment hereunder.

(b)                                 No Liability.  The Company Representative shall not be liable to any Person for any act done or omitted hereunder as the Company Representative while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.  The Surviving Corporation shall indemnify the Company Representative and hold it harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Company Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.  The Company Representative shall be reimbursed for reasonable expenses incurred in the performance of his duties (including the reasonable fees of counsel), and such fees shall be paid by the Surviving Corporation.

8.6.                              Parent Share Adjustment.  The Company, Parent and the Stockholders agree to treat each indemnification payment pursuant to this Article VIII as an adjustment to the Parent Shares for all Tax purposes and shall take no position contrary thereto unless required to do so by applicable Tax Law pursuant to a determination as defined in Section 1313(a) of the Code.

ARTICLE IX
DEFINITIONS, CONSTRUCTION, ETC.

9.1.                              Definitions.  For purposes of this Agreement:

“Accounting Firm” is defined in Section 2.4(a).

“Action” means any legal, administrative, governmental or regulatory proceeding or other action, suit, proceeding, claim, arbitration, mediation, alternative dispute resolution procedure, inquiry or investigation by or before any arbitrator, mediator, court or other Governmental Entity.

“Adjustment Amount” is defined in Section 2.6(a).

“Adjustment Escrow Amount” is defined in Section 2.3.

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Affiliate Letters” is defined in Section 5.11.

“After-Tax Earnings” is defined in Section 2.4(a).

“Agreed Claims” is defined in Section 8.4(e).

“Agreement” is defined in the Preamble.

“AMEX” is defined in Section 5.12.

“Antitrust Laws” is defined in Section 3.6.

“Applicable Law” means, with respect to any Person, any international, national, federal, provincial, state or local law (statutory or common), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a

Governmental Entity that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Associated Person” of the Company, any of its Subsidiaries or another other Person has the same meaning set forth in Section 202(a)(17) of the Advisers Act and/or Section 4k(2) or (3) of the Commodity Exchange Act.

“Balance Sheet Date” is defined in Section 3.7(a).

“Business Day” means any day of the year on which national banking institutions in the State of New York are open to the public for conducting business and are not required to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificate of Merger” is defined in Section 1.3.

“Charter Amendment” is defined in Section 1.7(a).

“Claim Certificate” is defined in Section 8.4(a).

“Client” means any Person to which the Company or any Subsidiary provides investment advisory, administration, brokerage, trust, other fiduciary or distribution services on the date hereof.

“Closing” is defined in Section 1.2.

“Closing Date” is defined in Section 1.2.

“Closing Income Statement” is defined in Section 2.4(a).

“COBRA” is defined in Section 3.20(l).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commodity Exchange Act” means the Commodity Exchange Act (as amended through P.L. 106-580, on December 29, 2000), as amended, and the rules and regulations promulgated thereunder.

“Company” is defined in the Preamble.

“Company Balance Sheet” is defined in Section 3.7(a).

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock, collectively.

“Company Certificate of Incorporation” means the Company’s Certificate of Incorporation, as amended.

“Company Common Stock” is defined in Section 2.1(b).

“Company Covered Person” is defined in Section 3.26.

“Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement (written or oral) providing for deferred compensation, profit sharing, bonus, severance, termination pay, performance awards, stock option, share appreciation right or other stock-related awards, fringe benefits, group or individual health, dental, medical, life insurance, survivor benefit or other welfare, pension or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or ERISA Affiliates for the benefit of any Employee, or pursuant to which the Company or any of its Subsidiaries has or may have any liability, contingent or otherwise.

“Company Financial Statements” is defined in Section 3.7(a).

“Company Fund” means any Company Private Fund and any Company Public Fund.

“Company Intellectual Property” means any Intellectual Property that has been used, is used, or is held for use in the business of the Company or any of its Subsidiaries as previously conducted, as currently conducted or as currently proposed to be conducted, including the User Account Information.

“Company Material Adverse Effect” means a material adverse effect on (a) the business, assets, liabilities, condition (financial or other), operations or results of operations of the Company and its Subsidiaries taken as a whole or (b) the ability of the Company to perform its obligations pursuant to this Agreement and the Transaction Agreements and to consummate the Merger and the transactions contemplated hereby and thereby in a timely manner.

“Company Material Contract” is defined in Section 3.12(a).

“Company Option” means each option to purchase Company Common Stock then outstanding granted under any Company Option Plan.

“Company Option Plan” means, collectively, the Company’s 1996 Stock Option Plan and 2007 Stock Option Plan, as amended and in effect on the date hereof.

“Company Preferred Stock” means the blank check preferred stock, par value, $0.01 per share, of the Company.

“Company Private Fund” means any investment vehicle other than an investment company registered under the Investment Company Act or any series thereof that is or has been sponsored, formed, controlled, advised, subadvised or managed by the Company or any of its Subsidiaries or any Management Company.

“Company Proposal” is defined in Section 5.3(a).

“Company Proxy Statement” is defined in Section 5.6(b).

“Company Public Fund” means any investment company or other investment vehicle (including each portfolio or series thereof, if any) sponsored by the Company or any of its Subsidiaries for which the Company or any of its Subsidiaries or any Management Company acts as investment adviser, investment sub-adviser or manager and that is registered as such with any Governmental Entity.

“Company Representative” is defined in Section 8.5(a).

“Company Schedules” is defined in Article III.

“Company Stockholders’ Meeting” is defined in Section 5.6(a).

“Company Stock Rights” means: (i) all outstanding Company Options, (ii) all outstanding Company Warrants and (iii) all other outstanding subscriptions, options, calls, warrants or any other rights, whether or not currently exercisable, to acquire any shares of Company Capital Stock or that are or may become convertible into or exchangeable for any shares of Company Capital Stock or another Company Stock Right.  For purposes of this definition, shares of Company Preferred Stock shall not be considered Company Stock Rights.

“Company Tax Returns” is defined in Section 3.21(a).

“Company Warrant” means any outstanding warrant to purchase Company Capital Stock.

“Confidentiality Agreement” is defined in Section 5.7.

“Consents” means approvals, consents (including negative consents), waivers, filings, authorizations, licenses, permits, notices, reports or similar items.

“Constitutional Document” means, as to any Person, the constitutional or organizational documents of such Person, including any charter, certificate of incorporation, certificate of formation, articles of association, bylaws, trust instrument, partnership agreement, limited liability company agreement or similar document.

“Contingent Consideration Adjustment” is defined in Section 2.7(d).

“Contract” means any legally binding agreement, contract, mortgage, indenture, lease, license, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature, whether written, oral or implied, and each and every amendment, extension, exhibit, attachment, schedule, addendum, appendix, statement of work, change order, and any other similar instrument or document relating thereto.

“Converted Option” is defined in Section 2.7(a).

“Converted Warrant” is defined in Section 2.7(c).

“Cumulative EBITDA” is defined in Section 2.6(c).

“Debt” means, without duplication, with respect to any Person (i) all obligations for borrowed money or extensions of credit (including bank overdrafts and advances), (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations as lessee capitalized in accordance with GAAP, (v) all obligations of others secured by a Lien on any asset, whether or not such obligations are assumed, (vi) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, (vii) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, and (viii) all obligations in respect of futures contracts, swaps, other financial contracts and other similar obligations (determined on a net basis as if such contract or obligation was being terminated early on such date).

“Deductible Amount” is defined in Section 8.3(b).

“Developed Software” is defined in Section 3.11(d).

“DGCL” is defined in Recital A.

“Downward Adjustment Amount” is defined in Section 2.4(b).

“EBITDA” means the Company’s and its Subsidiaries’ net income as reflected in the consolidated audited financial statements for the relevant period, excluding any extraordinary gains or losses, and increased by the amount reflected in such financial statements as expenses incurred for interest, Taxes, depreciation and amortization of any intangible assets, but only to the extent that such items were deducted in computing the Company’s and its Subsidiaries’ net income; provided that for purposes of calculating EBITDA, earnings will exclude gain/loss associated with impairment or valuation allowance for long-lived assets and gain/loss on separations from affiliates.

“EBITDA Shares” means any shares of Parent Common Stock issued pursuant to Section 2.6.

“Effective Time” is defined in Section 1.3.

“Employee” means any current, former, or retired employee of the Company or any of its Subsidiaries.

“Employment Agreement” means each employment agreement between the Company or any of its Subsidiaries and any Employee.

“Environmental Law” means any and all Applicable Laws and Permits issued, promulgated or entered into by any Governmental Entity relating to the environment, the protection or preservation of human health or safety, including the health and safety of employees, the preservation or reclamation of natural resources, or the treatment, storage, disposal, management, Release or threatened Release of Hazardous Materials, in each case as in effect on the date hereof and as may be issued, promulgated or amended from time to time.

“Equity Securities” means, with respect to any Person, any of its capital stock, partnership interests (general or limited), limited liability company interests, trust interests or other securities which entitle the holder thereof to participate in the earnings of such Person or to receive dividends or distributions on liquidation, winding up or dissolution of such Person, or to vote for the election of directors or other management of such Person, or to exercise other rights generally afforded to stockholders of a corporation.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder within the past 7 years.

“ERISA Client” is defined in Section 3.20(i).

“Escrow” is defined in Section 2.3.

“Escrow Agent” is defined in Section 2.3.

“Escrow Agreement” is defined in Section 2.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” is defined in Section 2.2(a).

“Exchange Fund” is defined in Section 2.2(a).

“Exchange Ratio” is defined in Section 2.1(c).

“Filings” is defined in Section 3.15(h).

“GAAP” is defined in Section 3.7(a).

“Governmental Approval” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, decree, judgment, injunction, registration, declaration, filing, report or notice of, with or to any Governmental Entity.

“Governmental Entity” is defined in Section 3.6.

“Hazardous Material” means those materials, substances, biogenic materials or wastes that are regulated by, or form the basis of liability under, any Environmental Law, including PCBs, pollutants, solid wastes, explosive, radioactive or regulated materials or substances, hazardous or toxic materials, substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, materials listed in 49 C.F.R. Section 172.101 and materials defined as hazardous substances pursuant to Section 101(14) of CERCLA.

“Incentive Plans” means the Company’s 2004 Incentive Award Plans, 2005 Incentive Award Plans, 2006 Incentive Award Plans and 2007 Incentive Award Plans as described on Schedule 3.5.

“Indemnity Escrow Amount” is defined in Section 2.3.

“Indemnified Parties” is defined in Section 8.2.

“Initial Parent Shares” is defined in Section 2.1(c).

“Initial Termination Date” is defined in Section 7.1(b).

“Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith:  (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary process information, computer software programs (in both source code and object code form), technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world.

“International Plan” means any employment, severance or similar contract or arrangement (whether or not written) or any plan, policy, fund, program or arrangement or contract providing for severance, insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits that is entered into, maintained, administered or contributed to by the Company or any of its Subsidiaries or Affiliates for the benefit of any non-United States employee or former employee of the Company or any of its Subsidiaries or Affiliates.

“IPO Shares” means the shares of Parent Common Stock issued as part of Parent’s initial public offering.

“IRS” means the United States Internal Revenue Service.

“Investment Advisory Contract” means any Contract constituting an agreement or arrangement for the performance of investment management and/or advisory or subadvisory services.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the SEC’s rules and regulations promulgated thereunder.

“Judgment” means, with respect to any Person, any final non-appealable order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity or arbitrator that is binding upon or applicable to such Person.

“Key Employees” is defined in Section 6.2(d).

“knowledge of the Company” or “Company’s knowledge” (including any derivation thereof such as “known” or “knowing”) means the actual knowledge, after due inquiry, of any of (i) the officers and directors of the Company and its Subsidiaries and (ii) Michael Wu, or any facts or circumstances that would be known after due inquiry by a Person holding a comparable office or job with comparable experience and responsibility of any of the foregoing persons.

“Law” means any federal, state, foreign, or local law, statute, ordinance, rule, wage, order, regulation, writ, injunction, directive, order, judgment, administrative interpretation, treaty, decree, administrative or judicial decision and any other executive, legislative, regulatory or administrative proclamation.

“Lease” means all leases, subleases, licenses, rights to occupy or use and other Contracts with respect to real property, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.

“Leased Premises” is defined in Section 3.10(c).

“Legal Action” means any action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, in Law or in equity, pending or threatened, by or before any court, tribunal, arbitrator or other Governmental Entity.

“Liability” means any and all claims, debts, liabilities, obligations and commitments of whatever nature, whether known or unknown, asserted or unasserted, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated or due or to become due, and whenever or however arising (including those arising out of any Contract or tort, whether based on negligence, strict liability or otherwise) and whether or not the same would be required by GAAP to be reflected as a liability in financial statements or disclosed in the notes thereto.

“Licenses” means all Consents, notifications, licenses, permits, certificates, variances, exemptions, franchises and other approvals or authorizations issued, granted, given, required or otherwise made available by any Governmental Entity.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, restriction, reservation, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, or encumbrance of any nature whatsoever.

“Losses” shall mean, without duplication for purposes of recovery, claims, losses, liabilities, deficiencies, royalties, damages, diminution of value, reduction in net operating losses for tax purposes, interest and penalties, costs and expenses, including attorneys’ fees and expenses, and expenses of investigation and defense.

“Management Companies” means each of Wessex Asset Management Limited (UK), Trust Advisors LLC, JMG Capital Management LLC, Pacific Assets Management LLC, P/E Investments LLC, Spencer Capital Management LC, Spencer Capital Offshore Partners, LLC, Spencer Capital Partners LLC, Alternative Investment Partners, LLC, Group G Capital Partners, LLC and Bricoleur Capital Management LLC, except for any such company that is a Subsidiary of the Company.

“Material Contract” means with respect to the Company and its Subsidiaries:

(i)                                     any collective bargaining Contract;

(ii)                                  any Employment Agreement involving compensation in excess of $100,000 per year;

(iii)                               any Contract or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the Merger or any of the other transactions contemplated by this Agreement and the Transaction Agreements or the value of any of the benefits of which will be calculated on the basis of the Merger or any of the other transactions contemplated by this Agreement or the Transaction Agreements;

(iv)                              any lease of personal property having a value individually in excess of $100,000;

(v)                                 any Contract of guaranty to any third party in excess of $50,000;

(vi)                              any Contract containing any covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or in any geographic territory or to compete with any Person, or which grants to any Person any exclusivity to any geographic territory, any customer, or any product or service;

(vii)                           any Contract relating to capital expenditures and involving future payments in excess of $100,000 in the aggregate;

(viii)                        any Contract not already fully performed relating to the acquisition or disposition of assets or any interest in any business enterprise outside the ordinary course of the Company’s or any of its Subsidiaries’ businesses or any Contract relating to the acquisition of assets or any interest in any business enterprise;

(ix)                                any Contract relating to the borrowing of money or the extension of credit or evidencing any Debt or securing such Debt;

(x)                                   any Contract pursuant to which the Company or any of its Subsidiaries has advanced or loaned any amount to any Stockholder or any Employee or consultant thereof or any of its Subsidiaries, other than business travel advances in the ordinary course of business consistent with past practice;

(xi)                                any joint venture, partnership, strategic alliance or other Contract involving the sharing of profits, losses, costs or liabilities with any Person;

(xii)                             any Investment Advisory Contract;

(xiii)                          any active Contract constituting an agreement or arrangement for the sale or promotion of investment management and/or advisory services;

(xiv)                         any Contract relating to custody arrangements, transfer agent agreements and similar agreements; or

(xv)                            any other Contract that involves $100,000 or more.

“Mediator” is defined in Section 8.4(b).

“Merger” is defined in Recital A.

“Merger Sub” is defined in the Preamble.

“Net Contract Amount” means (i) the sum of the amount payable by the Company pursuant to the Agreement, dated as of July 26, 2007, between the Company and Ladenburg Thalmann & Co. Inc. and the Agreement, dated as of September 17, 2007, between the Company and Torsiello Capital Advisors minus (ii) amounts payable by Parent pursuant to the Services Agreement between Parent and Wagjag, Inc., dated as of June 7, 2007.

“Objection Notice” is defined in Section 2.4(a).

“Outstanding Common Stock Number” means the sum of the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

“Parent” is defined in the Preamble.

“Parent Bylaws” means the Bylaws of Parent.

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Charter” means the Certificate of Incorporation of Parent.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Contracts” is defined in Section 4.13(a).

“Parent Covered Person” is defined in Section 4.23.

“Parent Financial Statements” is defined in Section 4.7(b).

“Parent Material Adverse Effect” is defined in Section 4.1.

“Parent Preferred Stock” means the preferred stock, $0.01 par value per share, of Parent.

“Parent Proposal” is defined in Section 5.3(b).

“Parent Proxy Statement” is defined in Section 5.6(c).

“Parent Schedules” is defined in Article IV.

“Parent SEC Reports” is defined in Section 4.7(a).

“Parent Shares” is defined in Section 2.1(c).

“Parent Stockholder Approval” means the vote of holders of Parent Common Stock necessary to approve the Merger, this Agreement and the Charter Amendment.

“Parent Stockholders’ Meeting” is defined in Section 5.6(g).

“Parent Stock Price” means $8.00 per share of Parent Common Stock.

“Parent Tax Returns” is defined in Section 4.20(a).

“Parent Units” means those units consisting of one share of Parent Common Stock and one Parent Warrant issued in connection with Parent’s initial public offering.

“Parent Warrants” means the warrants to purchase one share of Parent Common Stock issued in connection with Parent’s initial public offering.

“Performance Fee” means any fee, allocation, carried interest or other payment or distribution receivable by the Company or a Subsidiary of the Company as investment adviser, manager, general partner, managing member or shareholder based upon a share of capital gains or capital appreciation of the funds or any portion of the funds invested in a Company Private Fund or managed account.

“Permits” is defined in Section 3.15(b).

“Permitted Liens” means, with respect to any Person, Liens for (a) Taxes, assessments and other governmental charges, if such Taxes, assessments or charges shall not be due and payable or which the Person is contesting in good faith and for which adequate reserves have been established; and (b) inchoate workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business consistent with past practices in respect of obligations which are not overdue, minor title defects and recorded easements, which workmen’s, repairmen’s or other similar Liens, minor title defects and recorded easements do not, individually or in the aggregate, impair the continued use, occupancy, value or marketability of title of the property to which they relate or the business of the Company and its Subsidiaries, assuming that the property is used on substantially the same basis as such property is currently being used by the Company and its Subsidiaries and any Lien against or affecting leased property which is not a violation of the lease for such property.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Pro Rata Share” with respect to any Stockholder means (a) the Parent Shares divided by the Outstanding Common Stock Number multiplied by (b) the number of shares of Common Stock owned by such Stockholder.

“Proxy Statement” is defined in Section 5.6(c).

“Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, service marks, applications to register trademarks, applications to register service marks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and Internet number assignments; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity.

“Registration Statement” is defined in Section 5.6(d).

“Release” has the meaning set forth in Section 101(22) of CERCLA.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

 “Series F Preferred Stock” means the Series F Convertible Preferred Stock, par value $0.01 per share, of the Company.

“Similar Law” is defined in Section 3.20(i).

“Stockholder Agreements” means (i) the Stockholder Agreement, dated as of September 30, 1999, among the Company, Bruce H. Lipnick, Arnold L. Mintz, Frederick G. Freundlich, as Trustee of the Cambridge II Trust U/A/D April 22, 1996, Arnold L. Mintz and Eileen Mintz, as Trustees of the Trust Indenture dated September 5, 1997, and Arnold L. Mintz, Eileen Mintz and Robert Obeiter, as Trustees of the Ross Douglas Mintz 1997 Trust dated September 5, 1997 and (ii) the Amended and Restated Shareholders Agreement, dated as of April 12, 2002, among Bruce H. Lipnick, Arnold L. Mintz, AJG Financial Services, Inc., Arthur J. Gallagher & Co., Greystone Capital Partners I, L.P., Nikko Cordial Securities Inc. and the Company, as amended.

“Stockholders” means the holders of shares of Company Capital Stock.

“Straddle Period” is defined in Section 8.2(c).

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, a majority of the Equity Securities of which) is owned directly or indirectly by such first Person.

“Subsidiary Securities” is defined in Section 3.2(b).

“Surviving Corporation” is defined in Section 1.1.

“Tax” means any federal, state, local and foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, customs duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever (including any Tax imposed under Section 1374, and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law),as a transferee or successor, by contract or otherwise), together with all interest, penalties, additions to tax and additional amounts with respect thereto.

“Tax Returns” means all returns, declarations, reports, claims for refund, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.

“Termination Date” is defined in Section 7.1(b).

“Third Party Claim” is defined in Section 8.4(a).

“Transactions” means the Merger, the issuance by Parent of shares of Parent Common Stock in connection with the Merger, the Charter Amendment (as defined herein) and the other transactions contemplated by this Agreement.

“Transaction Agreements” means this Agreement, together with the Certificate of Merger, Escrow Agreement and the Affiliate Letters and any other agreements or documents contemplated by this Agreement.

“Trust Account” is defined in Section 4.22.

“Trust Agreement” is defined in Section 4.22.

“Trust Claim” is defined in Section 10.9.

“Trustee” is defined in Section 4.22.

“Trust Fund” is defined in Section 4.22.

“Upward Adjustment Amount” is defined in Section 2.4(d).

“User Account Information” shall mean any and all data, content and information provided by any user of the Company’s website(s) in connection with any activity on the Company’s website(s) (including any personally-identifying information, and any information disclosing that a user accessed the Company’s website(s) including, without limitation, the user name, user id and encrypted password for each active account on the Company’s website(s).

9.2.                              Construction.

(a)                                  For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)                                 Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)                                  The words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)                                 Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement, and Exhibits and Schedules to this Agreement or to the Company Schedule and Parent Schedule, as the context may require. The Company Schedules and Parent Schedules shall be deemed a part of, and is incorporated by reference into, this Agreement.

(e)                                  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(f)                                    Whenever this Agreement requires the disclosure of an agreement on the Company Schedule or the delivery to Parent of an agreement, that disclosure requirement or delivery requirement, as applicable, shall also require the disclosure or delivery of each and every amendment, extension, exhibit, attachment, schedule, addendum, appendix, statement of work, change order, and any other similar instrument or document relating to that agreement.

ARTICLE X
GENERAL PROVISIONS

10.1.                        Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if properly addressed:  (i) if delivered personally, by commercial delivery service or by facsimile (with acknowledgment of a complete transmission), on the day of delivery or (ii) if delivered by internationally recognized courier (appropriately marked for next day delivery), one Business Day after dispatch or (iii) if delivered by registered or certified mail (return receipt requested) or by first class mail, 3 Business Days after mailing. Notices shall be deemed to be properly addressed to any party hereto if addressed to the following addresses (or at such other address for a party as shall be specified by like notice):

(a)                                  if to Parent or Merger Sub, to:

Tailwind Financial Inc.

BCE Place, 181 Bay Street

Suite 2040

Toronto, ON M5J 2T3

Attention: Gordon A. McMillan

Facsimile: 416.401.2423

with a copy (which shall not constitute notice) to:

Bingham McCutchen LLP

399 Park Avenue
New York, NY 10022-4689

Attention:  Floyd I. Wittlin

Facsimile: 212.702.3625

(b)                                 if to the Company, to:

Asset Alliance Corporation

800 Third Avenue, Suite 2200

New York, NY 10022

Attention:  Bruce H. Lipnick

Facsimile:  212.207.8785

with a copy (which shall not constitute notice) to:

Asset Alliance Corporation

800 Third Avenue, Suite 2200

New York, NY 10022

Attention:  Xiao-Hong Jing

Facsimile:  212.207.8785

and

Skadden Arps, Slate, Meagher & Flom, LLP

Four Times Square

New York, New York 10036

Attention: Richard T. Prins

Facsimile: 917.777.2790

(c)                                  if to the Company Representative to:

Bruce H. Lipnick

800 Third Avenue, Suite 2200

New York, NY 10022

Facsimile: 212.207.8785

10.2.                        Entire Agreement. Except for the Confidentiality Agreement, this Agreement, the Schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

10.3.                        Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.4.                        Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

10.5.                        Successors and Assigns; Assignment; Parties in Interest.

(a)                                  This Agreement shall be binding upon each Stockholder and each of their respective personal representatives, executors, administrators, estates, heirs, successors and assigns (if any), and Parent and Merger Sub and their respect successors and assigns, if any. This Agreement shall inure to the benefit of the parties hereto and their respective successors and assigns (if any). No obligation of the Company in this Agreement shall become an obligation of the Surviving Corporation after the Effective Time.

(b)                                 No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Parent and the Company, except that Parent may assign its rights and delegate its obligations hereunder to any Affiliate without the

Company’s consent, but Parent shall remain jointly and severally liable with any such assignee(s) with respect to all obligations of Parent hereunder.

(c)                                  Except as provided in the following sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than a party hereto any rights, interests, benefits or other remedies of any nature under or by reason of this Agreement. The indemnification provisions of this Agreement are intended to benefit the Indemnified Parties, each Indemnified Party shall be deemed a third-party beneficiary of such provisions of this Agreement and this Agreement shall be enforceable by the Indemnified Parties to that extent. Except as set forth in this Section 10.5(c), none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties and their respective successors and assigns, if any.

10.6.                        Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

10.7.                        Governing Law; Venue.

(a)                                  This Agreement shall be construed in accordance with, and governed in all respects by, the internal Laws of the State of Delaware, except that the DGCL shall apply to the extent required in connection with the Merger.

(b)                                 Unless otherwise explicitly provided in this Agreement, any action, claim, suit or proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each party hereto (i) expressly and irrevocably consents and submits to the jurisdiction of each such court, and each appellate court located in the State of Delaware, in connection with any such proceeding; (ii) agrees that each such court shall be deemed to be a convenient forum; and (iii) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any such court, any claim that such party is not subject personally to the jurisdiction of such court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

10.8.                        Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT OR ANY TRANSACTION AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY TRANSACTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH OF THE COMPANY, PARENT AND MERGER SUB (A) CERTIFIES THAT NO REPRESENTATIVE,

AGENT OR ATTORNEY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.

10.9.                        No Claims Against Trust Account. The Company hereby agrees that (a) the Company does not have any right, title, interest or claim of any kind against the Trust in or to any monies in the Trust Account (“Trust Claim”) and hereby waives any Trust Claim it may have in the future as a result of, or arising out of, this Agreement or any Transaction Agreement and (b) the Company will not seek recourse against the Trust Account for any reason whatsoever.

10.10.                  Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.11.                  Counterparts; Facsimile Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page. Any party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other party that requests such original counterpart.

IN WITNESS WHEREOF, each of the parties to this Agreement has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of the date first written above.

TAILWIND FINANCIAL INC.

By:	/s/ Andrew A. McKay
Name: Andrew A. McKay
Title: Chief Executive Officer

TWF ACQUISITION CORPORATION

By:	/s/ Andrew A. McKay
Name: Andrew A. McKay
Title: Treasurer

ASSET ALLIANCE CORPORATION

By:	/s/ Bruce H. Lipnick
Name: Bruce H. Lipnick
Title: Chief Executive Officer

EXHIBIT 99.1

ASSET ALLIANCE CORPORATION TO ACCESS PUBLIC MARKETS

IN REVERSE MERGER WITH TAILWIND FINANCIAL INC

Asset Alliance to become the first US publicly traded company focused on acquiring interests in and seeding alternative asset managers

NEW YORK AND TORONTO, January 8, 2008 — Asset Alliance Corporation (“Asset Alliance”), a multi-faceted investment management firm specializing in alternative investments, and Tailwind Financial Inc. (“Tailwind”) (AMEX: TNF), a blank check development stage company, have announced that they have entered into an Agreement and Plan of Merger whereby Tailwind will acquire all of the outstanding common stock of Asset Alliance in exchange for shares of Tailwind common stock, allowing Asset Alliance to access the public markets through the proposed transaction with Tailwind.  Asset Alliance has equity interests in nine affiliated asset managers and manages four funds of funds.  Including affiliate managers in which Asset Alliance has an interest and its own funds of funds, Asset Alliance had total assets under management of approximately $3.5 billion as of September 30, 2007.

The transaction values Asset Alliance at approximately $80.2 million (approximately $99.1 million with the full earn-out) based on the closing price of Tailwind common stock on January 8, 2008 or $85.0 million (approximately $105.0 million with the full earn-out) based on the $8.00 per share placed in Trust by Tailwind pursuant to the terms of its IPO.  Asset Alliance’s gross revenue, GAAP net income and Adjusted EBITDA for the twelve months ending September 30, 2007 were $32.9 million, $(17.4) million and $9.8 million, respectively, resulting in a trailing Total Enterprise Value/Adjusted EBITDA multiple of 7.6x based on the closing price of Tailwind common stock on January 8, 2008 and Asset Alliance’s net cash of $6.1 million as of September 30, 2007.  The boards of directors of both Asset Alliance and Tailwind have unanimously approved the transaction.

The consideration for 100% of the shares of Asset Alliance will be in the form of:

•                  10.625 million shares of Tailwind common stock (plus up to an additional 2.5 million shares based on the achievement of certain EBITDA performance milestones in 2008, 2009 and 2010);

•                  The assumption of 407,741 outstanding Asset Alliance warrants with a strike price of $8.35 before June 30, 2008 or $8.75 after June 30, 2008 which will be appropriately converted into warrants to purchase Tailwind common stock with adjusted strike prices, in each case pursuant to the terms of the Agreement and Plan of Merger, and expiring on June 30, 2009;

•                  The assumption of 428,083 outstanding Asset Alliance options with a weighted average strike price of $15.71 which will be appropriately converted into options to purchase Tailwind common stock with adjusted strike prices, in each case pursuant to the terms of the Agreement and Plan of Merger, and expiration dates between March of 2009 and January of 2015;

•                  A number of shares of Tailwind common stock equal to the after-tax earnings of Asset Alliance between September 30, 2007 and the closing date (if such amount is greater than zero) divided by $8.00 (the “Earnings Adjustment”).  The after-tax earnings used to determine the Earnings Adjustment will not be distributed to shareholders of Asset Alliance.

The transaction is subject to Tailwind and Asset Alliance shareholder approvals, regulatory approvals and customary closing conditions.  Excluding the potential impact of the Earnings Adjustment and assuming a conversion price based upon a valuation of $85.0 million, current Tailwind shareholders will own 59.5% (or 54.3% with the full earn-out) of the combined company’s basic common shares and 65.2% (or 60.3%

with the full earn-out) on a fully diluted basis (using the treasury stock method and assuming an $8.00 per share stock price and no exercise of Tailwind public shareholder redemption rights).

The combined company’s management team will be led by Bruce H. Lipnick, Chairman and Chief Executive Officer, Arnold L. Mintz, President and Chief Operating Officer, and Stephen G. Bondi, Executive Vice President and Chief Financial Officer.  Messrs. Lipnick and Mintz founded Asset Alliance in 1996 and Mr. Bondi joined Asset Alliance in July 2000.  All three executives have extensive experience and relationships in the asset management and alternative asset management industries.  “Asset Alliance has built a strong foundation of cash flows underpinned by a diverse group of affiliated hedge fund managers and fund of fund products.  We expect that accessing the public markets through Tailwind will enable Asset Alliance to continue to build the platform, benefit from economies of scale and increase its brand awareness in major markets including the US, Europe, Latin America and the Middle East,” noted Mr. Mintz.  Mr. Lipnick added, “The proposed transaction will represent an opportunity for value creation as we believe there are several acquisition and seeding candidates that would be complementary to the growth and diversification of our business.   In addition to the cash that we will have as a result of the proposed transaction, the ability to issue public stock should be very attractive to potential new affiliates and Asset Alliance personnel.”

Gordon A. McMillan, Tailwind’s Chairman said, “Asset Alliance’s unique business model has led to several successful partnerships with a number of alternative asset managers since its founding in 1996.  We believe Asset Alliance is well-positioned to benefit from industry dynamics over the next several years and will represent an excellent value for Tailwind shareholders.”

“We have been impressed by the professionalism, knowledge and experience of the team at Asset Alliance,” echoed Andrew A. McKay, Tailwind’s CEO, adding that, “we look forward to working toward continued growth.”

Upon the consummation of the transaction, the combined entity will change its name to Asset Alliance Corporation and expects to change its trading symbol to reflect the new name.  The board of directors of the combined entity will consist of seven individuals including Messrs. Lipnick and Mintz of Asset Alliance, Mr. McMillan of Tailwind and four independent directors selected by Asset Alliance who will be elected to take office upon closing of the merger.

Additional information, including historical financial information and data concerning Asset Alliance, its affiliates and its funds of funds products will be contained in a management presentation which Tailwind will file with the Securities and Exchange Commission.  Ladenburg Thalmann & Co. Inc. and Torsiello Capital Advisors Inc. are serving as financial advisors to Asset Alliance.  Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to Asset Alliance and Bingham McCutchen LLP is serving as legal counsel to Tailwind.  Deutsche Bank Securities Inc. served as underwriter for Tailwind’s IPO in April 2007.

Investor Presentation

Asset Alliance and Tailwind will host a call for investors and analysts at 10AM EST January 9, 2008. To participate in the call please dial (866) 257-9957 (or (706) 679-3820 from outside the US and Canada) and provide the operator with conference ID number 30403686. Slides for the investor presentation will be available at Asset Alliance’s website, www.assetalliance.com, and Tailwind’s website, www.tailwindfc.com.   A replay of the investor presentation call will be available until January 23, 2008 by dialing (800) 642-1687 (or (706) 645-9291 from outside the US and Canada) and entering conference ID number 30403686.

About Asset Alliance

Asset Alliance is a multi-faceted investment management firm, specializing in alternative investment management - specifically hedge funds and hedge fund products. Founded in 1996 and with offices in New York, London and Dubai, Asset Alliance offers strategic opportunities for highly skilled hedge fund managers; provides advisory services to organizations worldwide; and manages investment products for high net worth and institutional investors. Asset Alliance and affiliate managers in which Asset Alliance has an interest had approximately $3.5 billion of assets under management as of September 30, 2007.

About Tailwind

Tailwind was incorporated in Delaware on June 30, 2006 as a blank check development stage company whose objective is to acquire, through a purchase, asset acquisition, or other business combination, one or more operating businesses in the financial services industry.  Tailwind consummated its initial public offering on April 17, 2007.

Additional Information and Where to Find It

In connection with the proposed transaction and required Tailwind stockholder approval, Tailwind will file with the Securities and Exchange Commission a registration statement, which will include a prospectus relating to the shares of Tailwind common stock to be issued in connection with the proposed transaction and a proxy statement which will be mailed to the stockholders of Tailwind.  Tailwind stockholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available as they will contain important information about Tailwind, Asset Alliance and the proposed transaction with Asset Alliance. Such persons can also read Tailwind’s final prospectus dated April 11, 2007, for a description of the security holdings of the Tailwind officers and directors and their respective interests in the successful consummation of the proposed merger.  The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed merger.  Tailwind stockholders will be able to obtain a free copy of such filings at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of such filings can also be obtained, without charge, by directing a request to Tailwind Financial Inc., BCE Place, 181 Bay Street, Suite 2040, Toronto, Ontario, Canada  M5J 2T3. Such documents are not currently available.

Participants in Solicitation

Tailwind and its directors and executive officers and Asset Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Tailwind common stock in respect of the proposed transaction. Information about the directors and executive officers of Tailwind is set forth in the Annual Report on Form 10-K for Tailwind’s most recent fiscal year ended June 30, 2007, which was filed with the Securities and Exchange Commission on September 25, 2007.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement relating to the proposed merger when it becomes available.

Forward-looking Statements

This press release contains statements relating to future results of Asset Alliance and Tailwind (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements regarding the closing of the proposed merger, the growth potential of Asset Alliance and the prospects and opportunities of the combined company. Actual results may differ materially from those projected as a result of certain risks and uncertainties. For Asset Alliance, these risks and uncertainties include, but are not limited to: market conditions for funds related to Asset Alliance, performance of funds related to Asset Alliance and the related impact on revenue and fund inflows/outflows, operational risk, and risks related to the use of leverage, the use of derivatives, interest rates and currency fluctuations. For Tailwind, factors include, but are not limited to: the successful combination of Tailwind with Asset Alliance’s business, and the limited liquidity and trading of its securities, the retention of key personnel, and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction. Additional information on these and other factors that may cause actual results and Tailwind’s performance to differ materially is included in Tailwind’s periodic reports filed with the SEC, including but not limited to Tailwind’s Form 10-K for the year ended June 30, 2007 and Form 10-Q for the quarter ended September 30, 2007. Copies may be obtained by contacting Tailwind or the SEC. Tailwind and Asset Alliance caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tailwind and Asset Alliance do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstance on which any such statement is based. These forward-looking statements are made only as of the date hereof, and Tailwind and Asset Alliance undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP Financial Information

To supplement Asset Alliance’s financial information presented on a GAAP basis, Asset Alliance and Tailwind have disclosed certain non-GAAP measures that exclude certain charges, including Adjusted EBITDA, which the parties define as earnings before interest, taxes, depreciation and amortization, and  adjusted for certain one-time items, non-cash accounting related items, and the estimated cost structure of the combined company after the close.  These non-GAAP measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. A reconciliation of the non-GAAP financial measures to the corresponding GAAP measures is included in the tables included herein.  Management of Tailwind and Asset Alliance use these non-GAAP measures as a complement to results provided in accordance with GAAP and believe that their shareholders and potential investors use non-GAAP financial measures, such as Adjusted EBITDA, in making investment decisions and in measuring operational results.  Since Adjusted EBITDA is not a measure determined under GAAP, it may not be comparable to similarly titled measures reported by other companies and should not be construed as a substitute for net income determined in accordance with GAAP.  Tailwind and Asset Alliance have presented Asset Alliance’s Adjusted EBITDA to show its baseline performance before certain non-cash expenses and other items considered by Tailwind and Asset Alliance management to be outside Asset Alliance’s ongoing operational results.  Tailwind and Asset Alliance management believe that analysts and current and potential investors will use these non-GAAP measures to understand Asset Alliance’s financial performance by providing a higher level of transparency for certain expenses.

Contacts:

Asset Alliance Corporation	Tailwind Financial, Inc.
Bruce H. Lipnick, Chief Executive Officer 800 Third Avenue, 22nd Floor New York, NY 10022 Tel: (212) 207-8786 Fax: (212) 207-8785 lipnick@assetalliance.com	Gordon A. McMillan, Chairman 181 Bay Street, Suite 2040 Toronto, Ontario, M5J 2T3 Tel: (416) 601-2445 Fax: (416) 601-2423 gmcmillan@tailwindfc.com
Walek & Associates Mary Beth Kissane, Principal 317 Madison Avenue, Suite 2300 New York, NY 10017 Tel: (212) 590-0536 Fax: (212) 889-7174 mbkissane@walek.com	Andrew A. McKay, Chief Executive Officer 181 Bay Street, Suite 2040 Toronto, Ontario, M5J 2T3 Tel: (416) 601-2422 Fax: (416) 601-2423 amckay@tailwindfc.com

Reconciliation of Adjusted EBITDA to GAAP Net Income	TTM
$mm	Sept 2007A

Net income (GAAP)	(17.4)
Interest	1.0
Taxes	2.2
Depreciation	0.2
Amortization	0.1
EBITDA	(13.9)

Management adjustments
Impairment charges	14.7
Write off of IPO expenses	5.5
Disposals of investments in preferred equity interests	1.9
Litigation and insurance proceeds	(0.7)
One-time legal fees	0.1
Consolidation entries	1.5
Gain from Return of Equity Appreciation Rights	(0.3)

Pro-forma adjustments
Recurring legal expenses	(0.2)
Travel expense	0.1
Economic interest of AIP (minority interest)	(0.5)

Public company costs
Executive compensation arrangements	2.2
Additional audit costs	(0.3)
Additional accounting staff	(0.3)

Adjusted EBITDA	9.8

Exhibit 99.2

Asset Alliance Corporation Reverse merger with Tailwind Financial Inc. January 2008

2 Safe Harbor / Forward-looking Statements Certain statements made on this conference call regarding the proposed merger between Tailwind Financial Inc. (“Tailwind”) and Asset Alliance Corporation (“Asset Alliance” or “AAC”) and any other statements regarding the parties’ future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. Forward looking statements include but are not limited to statements regarding the parties’ expectations for the consummation of the proposed merger, the projections for the Asset Alliance business and for those of its investment managers, as well as for those of the combined company, the alternative investment market, the ability and timing for growth, and the ability and timing to deploy capital. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the factors set forth in the press release issued today, and the slides which accompany this call, both of which are to be filed by Tailwind on Form 8-K, and the other factors described in Tailwind’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and in its most recent quarterly report filed with the SEC. The parties assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

3 Financial Projections The inclusion of the financial projections in this presentation should not be regarded as an indication that Asset Alliance’s board of directors or any other recipient of the information considered, or now considers, them to be a reliable prediction of future results. The financial projections were not prepared with a view towards public disclosure or with a view to complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with U.S. generally accepted accounting principles. Neither Asset Alliance’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Asset Alliance is under no obligation, and expressly disclaims any intention or obligation, to update or revise the financial projections presented, whether as a result of new information, future events or otherwise, except as required by applicable law. Although the financial projections were prepared based on assumptions and estimates that Asset Alliance management believed were reasonable at the time, Asset Alliance provides no assurance that the assumptions made in preparing the financial projections will prove accurate or that actual results will be consistent with these financial projections. Projections of this type involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the financial projections, including but not limited to industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to Asset Alliance’s business, financial condition or results of operations, including but not limited to changes in foreign exchange rates, lower growth and customer retention rates, changes in tax rates, changes in the level of capital expenditures and the impact of future acquisitions, as well as the factors described under “Safe Harbor / Forward-looking Statements”. Accordingly, you are cautioned not to place undue reliance on any numbers derived from the financial projections.

4 On this conference call, we will also discuss non-GAAP financial measures as defined by SEC Regulation G, to provide greater transparency regarding Asset Alliance’s operating performance and this proposed transaction. In particular we will discuss EBITDA and Adjusted EBITDA. Any such non-GAAP financial measures discussed should not be considered an alternative to measures required by US GAAP, and are unlikely to be comparable to non-GAAP information provided by other companies. Any non-GAAP measures disclosed are reconciled to the most directly comparable GAAP financial measure. Non-GAAP Measures / Notes to Presentation Assets under management: unless otherwise noted, all references to AUM represents AUM of Asset Alliance and 100% of assets managed by affiliate managers in which Asset Alliance owns an equity interest Unless otherwise noted, all figures referencing current, trailing twelve months, or year-to-date financial information (balance sheet, income statement, AUM, and performance returns) are as of September 30, 2007 Emerging managers include AIP, Group G, P/E, Spencer and Wessex. Established managers include Bricoleur, JMG, Pacific, Trust Advisors, and managers from which Asset Alliance has separated. AUM figures include assets managed by affiliate managers in which Asset Alliance has an equity interest.

5 Gordon A. McMillan Chairman of the Board Tailwind Financial Inc. Chief Executive Officer Tailwind Financial Inc. Andrew A. McKay Bruce H. Lipnick Founder, Chairman, Chief Executive Officer Asset Alliance Corporation Stephen G. Bondi Executive VP & Chief Financial Officer Asset Alliance Corporation Arnold L. Mintz Co-founder, President & Chief Operating Officer Asset Alliance Corporation Introduction – Management

TRANSACTION OVERVIEW

7 Asset Alliance Corporation (“Asset Alliance” or “AAC”) is accessing the public markets through a reverse merger transaction with Tailwind Financial Inc. (“Tailwind”) Definitive agreement signed on January 8, 2008 Obtain substantial new capital to acquire hedge fund managers Asset Alliance is a multi-faceted investment management company engaged in the alternative asset management industry: Equity interests in nine fund managers Manages multi-manager fund of funds products Public open-end mutual fund, sub-advised by over twenty managers utilizing alternative strategies Provides sales and distribution support to its portfolio companies Offices in New York, London and Dubai Approximately $3.5 billion in assets under management (1) Experienced management team and scalable infrastructure Tailwind cash reserve will be deployed to fund Asset Alliance’s potential acquisition and seed candidates Asset Alliance has a unique business model which combines: The diversification of alternative asset managers, strategies and products The attractive value dynamics of a fragmented industry An established and scalable platform Potential to acquire high growth and high margin companies (1) As of September 30, 2007 and including assets managed by affiliate managers in which Asset Alliance has an equity interest Asset Alliance to Access Public Markets

8 Complementary public mutual fund and fund of funds businesses Experienced management team with excellent industry relationships and economic alignment with shareholders Scalable operational, marketing and distribution platform Fragmented market supports strong growth prospects Rigorous investment process with successful track record Attractive valuation at 5.4x 2008P Standalone EBITDA(1) Clear growth plan and access to affiliation opportunities Investment Highlights (1) Assumes the base acquisition price of $85 million plus 2008 earn-out of $10 million ($8.00 per Tailwind share), less net cash of $6.1 million as of September 30, 2007, and Asset Alliance management forecasted 2008P Adjusted EBITDA of $16.5mm based on the standalone business without merger proceeds Diversified portfolio of existing affiliate managers

9 Tailwind will issue stock for 100% of the equity of Asset Alliance Structured as a reverse merger Structure 100% stock for stock transaction: 10.625mm Tailwind shares at closing(1) 2.5mm shares as earn-out based on performance milestones over 3 years (1) (2) The after-tax earnings of Asset Alliance between September 30, 2007 and the closing date paid in Tailwind shares priced at $8.00 (the “Earnings Adjustment”) (3) Current Tailwind shareholders retain approximately 65% ownership (60% with the full earn-out) on a fully diluted basis(4) Consideration The executive management team of Asset Alliance will run the combined entity Bruce Lipnick, Founder of AAC, Chairman & CEO; Arnold Mintz, Co-Founder of AAC, President & COO; Stephen Bondi, Executive VP & CFO Management Asset Alliance executive management have agreed to enter into three-year Employment Agreements containing non-competition provisions Tailwind management/directors and Asset Alliance management and affiliates will be subject to trading lock-up periods Lock-Ups & Non-Competes (1) Share amounts equate to purchase price of $85.0 million plus earn-out of $20.0 million assuming $8.00 per Tailwind share. (2) Earn-out based on achieving $18.0 million of Adjusted EBITDA for 2008 (1.25 million Tailwind shares); $28.0 million of Adjusted EBITDA for 2009 (1.25 million Tailwind shares); and, if 2008 and/or 2009 tests not met, the remaining amount of the earn-out is earned in proportion to the amount that the cumulative Adjusted EBITDA for 2008, 2009, and 2010 is between $74.0 million (0%) and $84.0 million or greater (100%). The Adjusted EBITDA tests for 2008 and the cumulative period are reduced by $0.5 million for each full or partial month of 2008 before which the transaction closes. (3) The after-tax earnings that comprise the Earnings Adjustment will not be distributed to Asset Alliance shareholders (4) Fully diluted utilizing treasury stock method assuming $8.00 per Tailwind share. Assumes no Tailwind shareholder redemption and conversion ratio based on base price of $85.0 million. Excludes the potential Earnings Adjustment (5) Assumes base acquisition price of $85.0 million, less net cash of $6.1 million. Adjusted trailing twelve month (ending September 30, 2007) EBITDA is adjusted for the new executive compensation structure, non-recurring items, non-cash accounting items, and additional costs expected as a result of the merger as outlined on slide 21 (6) Assumes the base acquisition price of $85.0 million plus 2008 earn-out of $10.0 million, less net cash of $6.1 million as of September 30, 2007, and Asset Alliance management forecasted 2008P Adjusted EBITDA of $16.5mm based on the standalone business without merger proceeds Majority of Tailwind public shareholders (approval requires that fewer than 30% of Tailwind public shareholders vote against the transaction and elect redemption) Asset Alliance shareholders Regulatory authorities Approvals Purchase price represents an Enterprise Value/TTM Adjusted EBITDA(5) multiple of 8.1x and Enterprise Value/2008P Adjusted EBITDA(6) multiple of 5.4x. Valuation Transaction Summary

10 Attractive Valuation of Business Managers with attractive performance track records and growth prospects Attractive valuations and accretion to Asset Alliance EBITDA multiples anticipated to be 3-6x Marketing fee arrangements with select managers Product cross-development and distribution to accelerate growth of both the manager and AAC Potential Acquisitions AAC’s Existing Portfolio of Affiliates Ownership interest in nine managers with approximately $3.1 billion in AUM Generated approximately $21.4 million of revenue for Asset Alliance over the trailing twelve months ended September 30, 2007 Wholly owned fund of funds business with approximately$468 million in AUM Generated approximately $7.3 million of revenue for Asset Alliance over the trailing twelve months Established infrastructure developed over eleven year history AAC’s Existing Businesses (1) Assumes base acquisition price of $85.0 million plus 2008 earn-out of $10.0 million, less net cash of $6.1 million and Asset Alliance management forecasted 2008P Adjusted EBITDA of $16.5mm based on the standalone business without merger proceeds (2) As of January 4, 2008. Mid-Small cap asset managers group includes Affiliated Managers Group Inc, Calamos Asset Management Inc, Cohen & Steers Inc, Eaton Vance Corp, Federated Investors Inc, GAMCO Investors Inc, Janus Capital Group Inc, Pzena Investment Management Inc, Waddell & Reed Financial Inc. Alternative asset managers group includes: Ashmore Group plc, Blackstone Group LP, BlueBay Asset Management plc, Charlemagne Capital Ltd, Fortress Investment Group LLC, Man Group plc, Och-Ziff Capital Management Group, Partners Group, Polar Capital Holdings plc, RAB Capital plc (3) Assuming Asset Alliance management forecast for combined entity one year post close of Adjusted EBITDA of $28.8 million, the 2008 earn-out of 1.25 million shares is earned, and the conversion ratio is based on the base price shares plus the 2008 earn-out shares. Using treasury stock method assuming share prices equal to the implied share price post close. Excludes potential Earnings Adjustment. Public Comparables Enterprise Value to 2008P EBITDA Valuation Scenarios for Combined Entity One Year Post Transaction (3) 5.4x 10.5x 8.6x 6.0x AAC Purchase Price(1) Acquisition Targets Mid-small cap asset mgrs (2) Alternative asset mgrs (2) 3.0x - EBITDA Multiple Implied Share Price Post Close 9.0x $8.24 9.5x $8.56 10.0x $8.88 10.5x $9.20 11.0x $9.51 11.5x $9.83 Potential Acquisitions Managers with attractive performance track records and growth prospects Attractive valuations and accretion to Asset Alliance EBITDA multiples anticipated to be 3-6x Marketing fee arrangements with select managers Product cross-development and distribution to accelerate growth of both the manager and AAC Ownership interest in nine managers with approximately $3.1 billion in AUM Generated approximately $21.4 million of revenue for Asset Alliance over the trailing twelve months ended September 30, 2007 Wholly owned fund of funds business with approximately$468 million in AUM Generated approximately $7.3 million of revenue for Asset Alliance over the trailing twelve months ending September 30, 2007 Established infrastructure developed over eleven year history AAC’s Existing Businesses

11 Ownership Breakdown Note 1: Excludes potential Upwards Adjustment and assumes no Tailwind shareholder redemptions Note 2: Includes 0.41mm and 0.43mm AAC warrants and AAC options, respectively, to be rolled into new entity using conversion ratio based on valuation of $85.0 million, as well as up to 1.05mm options for Asset Alliance employees with strike at FMV at the close of the merger and up to 0.5mm options for future issuance Note 3: All options with strike at FMV will have a strike price equal to the share price of Tailwind stock on the day the transaction closes Note 4: The underwriter has the right to purchase 625,000 units (each unit consisting of one common share and one warrant with a strike price of $7.20) at $9.60 per unit. Although the warrant strike price of $7.20 is in-the-money, the units are out-of-the money assuming a $8.00 share price for Tailwind stock Note 5: Treasury stock method assuming $8.00 per Tailwind share Note 6: Includes 0.41mm and 0.43mm AAC warrants and AAC options, respectively, to be rolled into new entity using conversion ratio based on valuation of $105.0 million ($85.0 million plus $20 million earn-out) as well as up to 1.00mm options for Asset Alliance employees with strike at FMV at the close of the merger and up to 0.5mm options for future issuance Pro Forma Ownership (assuming full earn-out) (1) (thousands) Basic Options/Warrants Fully diluted(5) Current Tailwind Shareholders 12,500 43.5% 12,500 55.1% $6.00 15,625 47.2% Tailwind Founders' Group 3,125 10.9% 4,700 20.7% $6.00 4,300 13.0% Current Asset Alliance Shareholders, Affiliates, Non-Executive employees(6) 10,684 37.2% 2,404 10.6% Note 2 10,712 32.4% Asset Alliance Executives(3) 2,441 8.5% 2,450 10.8% Note 3 2,441 7.4% Underwriters Purchase Option (4) - 0.0% 625 2.8% 7.20 $ - 0.0% Total Fully Diluted Shares 33,078 100.0% Pro Forma Ownership (assuming no earn-out) (1) (thousands) Basic Options/Warrants Fully diluted(5) Current Tailwind Shareholders 12,500 47.6% 12,500 55.3% $6.00 15,625 51.1% Tailwind Founders' Group 3,125 11.9% 4,700 20.8% $6.00 4,300 14.1% Current Asset Alliance Shareholders, Affiliates, Non-Executive employees(2) 8,649 32.9% 2,317 10.3% Note 2 8,649 28.3% Asset Alliance Executives(3) 1,976 7.5% 2,450 10.8% Note 3 1,976 6.5% Underwriters Purchase Option(4) - 0.0% 625 2.8% 7.20 $ - 0.0% Total Fully Diluted Shares 30,550 100.0%

ASSET ALLIANCE OVERVIEW

13 Asset Alliance offers strategic opportunities for highly skilled hedge fund managers Founded in 1996, one of the first companies formed to specialize in acquiring and seeding hedge fund managers Strong and growing cash flow generating affiliate and fund of funds businesses Industry Pioneer Diversified group of affiliate managers Opportunity to accelerate revenue and earnings growth through continued asset gathering Strong track record and substantial capacity Affiliate Managers Multi-manager funds and proprietary products complement and provide diversification to the platform Includes multi-manager and multi-strategy mutual fund products offered to both retail and institutional investors Historically consistent and stable income stream Capacity for growth and new product development Multi-manager Products Market fundamentals support aggressive hedge fund acquisition and seeding plan Potential to acquire managers at attractive prices Excellent Acquisition Opportunities Successful track record of partnering with managers Developed a scalable acquisition, operating and distribution platform Experienced Management Team Experienced professionals in operations, marketing and distribution roles Complex systems for compliance and portfolio monitoring Physical presence on three continents with global relationships Sophisticated Infrastructure Asset Alliance Overview

14 Fixed Income Strategies $154 5.73% 40% Group G Fund of Funds $71 10.91% 50% Overview of Businesses Multi-Manager Mutual Fund $671 12.01% 67% Asia/NR L/S Equity $486 31.46% 25%(3) Managed Futures $230 15.62% 50% Multi-Strategy Arb $484 12.21% 15% Ev ent Driv en $335 9.27% 20% US L/S Equity $124 50.55% 15%(4) WESSEX Asset Alliance Corporation Capintro Partners Third party marketing business in Dubai Represents Asset Alliance and third-party hedge f und managers 75% ownership stake(6) Asset Alliance Advisors Multi-manager f und of f unds manager(5) $468mm in AUM(1) Wholly owned business Emerging Managers Fund Manager Strategy AUM (mm)(1) TTM Net Return(2) Economic Interest % (1) Approximate as of September 30, 2007 (2) Presents net returns of each affiliate’s fund with the largest amount of client assets as of September 30, 2007 (3) 25% beginning 2008 and reduced to 20% in 2010 and thereafter (4) 15% beginning in 2008 and reduced to 10% in 2009 and thereafter (5) Consists of Premier Hedge, BTOP 50 Managed Futures, Eastern European Fund, Specialized Finance Fund (6) Declining to 51% upon achieving certain revenue milestones Multi-Strategy Arb $548 11.59% 15% Established Managers Current Portfolio of Businesses

15 Management Fees 54% Incentive Fees 46% US L/S Equity 8% Fund of Funds 29% Managed Futures 6% Multi-Manager Mutual Fund 7% Fixed Income 4% Asia/NR L/S Equity 24% Event Driven 4% Multi-Strategy Arb 18% Management Fees 41% Incentive Fees 59% TTM Revenue by Strategy(1) (4) 2008P Revenue by Strategy(3) (4) Diversification of hedge fund strategies TTM Fee Breakdown(1) (2) (4) 2008P Fee Breakdown(2) (3) (4) Attractive split between management and incentive fees Increasing contribution from management fees driven by AUM growth of Asset Alliance’s mutual fund businesses Diversified Business Model (1) Trailing twelve months as of September 30, 2007 (2) With the exception of AIP, the breakdown shows Asset Alliance’s share of affiliate fees before sharing of affiliate expenses (3) 2008P fee breakdown includes use of merger proceeds and fees from new acquisitions based on Asset Alliance management forecast (4) Fees from AIP (multi-manager mutual fund, management fee only) represents AIP’s profit attributable to AAC, net of expenses (does not represent AIP’s total management fee) Fund of Funds 29% US L/S Equity 2% Managed Futures 6% Multi-Strategy Arb 14% Event Driven 6% Asia/NR L/S Equity 15% Fixed Income 3% Multi-Manager Mutual Fund 25%

16 AUM and Investment Performance Summary AAC AUM(1) Annualized Risk vs. Annualized Return(2) 4.0% 5.9% 8.5% 9.6% 9.8% 11.4% 11.9% 12.6% 0% 2% 4% 6% 8% 10% 12% 14% 16% 0% 4% 8% 12% 16% 20% 24% 28% 32% 36% Annualized Return (LHS) Annnualized Standard Deviation (RHS) Affiliate Mgr Equally Weighted Composite MSCI World S&P 500 MSCI Europe HFRI Wtd. Index Lehman Agg 3 Month ML T-Bill Russell 2000 Source: Asset Alliance, HFR Industry Reports, © HFR, Inc. Q3 2006, www.hedgefundresearch.com, Bloomberg, PerTrac Financial Solutions, MSCIBarra Return Standard Deviation as February 1996 – September 2007 $516 $926 $1,297 $1,876 $429 $386 $415 $468 $3,396 $1,977 $1,407 $1,238 ($79) ($17) ($34) ($132) -$500 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 2004 2005 2006 Sep-07 Emerging Managers Fund of Funds Established Managers Inter-entity Eliminations $ millions $4,209 $3,255 $3,102 $3,503 (1) Emerging managers include total AUM of AIP, Group G, P/E, Spencer and Wessex. Established managers include total AUM of Bricoleur, JMG, Pacific, Trust Advisors, and managers with which Asset Alliance had separated. Fund of funds include all fund of funds assets managed by AAC. Inter-entity eliminations adjust for investments made from one AAC & affiliate product into another AAC and affiliate product (2) Excludes Asset Alliance’s funds of funds products. Please refer to Appendix B for details on the Affiliate Manager Equally Weighted Composite 2004 2005 2006 Sep 2007

17 Lift-outs of experienced portfolio managers and seeding of start-up and early stage managers without critical mass Minimal upfront acquisition cost Provide seed capital and selective operational capital Ability to create meaningful earnings accretion and growth in the short to medium term Complement Asset Alliance’s existing portfolio of affiliates, enhance diversification and boost cash flow generation capability Distribution and product development benefits through joint venture arrangements Small to mid-sized hedge fund managers with strong track records, operational leverage and underutilized asset gathering potential Available at attractive, below public market multiples with high growth potential Acquisition of established managers with substantial capacity for growth Emerging managers in the US, Europe and Latin America Use of Tailwind IPO Proceeds Established Managers Emerging Managers

18 Asset Alliance is continually evaluating potential managers for seeding or acquisition in the US, Europe and Latin America: Target 70%+ use of proceeds in the first twelve months with focus on established managers Established Managers: Acquisition of established and second stage managers with strong track records and substantial capacity for growth Strategies may include Long/Short, event driven, deep value, emerging markets equity and credit, interest rate and yield curve strategy, environmental and fund of funds advisory Managers with $250mm to $1.2bn in AUM Focus on deploying merger proceeds on acquisitions of established managers during first year post close Emerging Managers: Lift-outs of experienced portfolio managers and seeding of start-up and early stage managers with up to $25mm in existing AUM seeking $5mm to $50mm in seed capital Strategies may include Long/Short equity, master limited partnership, global value, and event driven Ability to supplement seed investments with a leverage facility $ Equity Contribution Number Number $ Cost Attractive Universe of Opportunities Target 70%+ use of merger proceeds within first year with focus on acquisitions 5 – 8 $50 – 80mm 2 – 4 $30 – 50mm 18 month plan Established Managers Emerging Managers

19 Asset Alliance Management Forecast Standalone Pro Forma for Merger $mm FY2008F FY2009F Year 1 Year 2 Gross Revenue 42.4 61.5 57.1 86.5 Adjusted EBITDA 16.5 31.4 28.8 51.8 Total AUM 5,429 7,390 6,638 9,105 Asset Alliance Standalone (historical) $mm FY2004 FY2005 FY2006 TTM Sept 07 Gross Revenue 43.5 20.6 30.8 32.9 Net Income (GAAP) 9.4 (25.1) (6.4) (17.4) Adjusted EBITDA 22.8 2.3 10.3 9.8 Total AUM 4,209 3,255 3,102 3,503 Financial Highlights (1) Gross revenue is net of expense sharing with affiliates (2) Adjusted EBITDA as described on slide 21 (3) Asset Alliance management forecast assuming Asset Alliance operates independently of Tailwind (4) Asset Alliance management forecast of first year and second year period post close. Assumes 100% approval by Tailwind shareholders (5) On a quarterly basis gross revenue forecast is Q1: $8.6m, Q2: $10.1m Q3: $11.3m, Q4: $12.4m and Adjusted EBITDA forecast is Q1: $2.2m, Q2: $3.7m, Q3: $4.7m, Q4: $5.9m (2) (1) (1) (3) (4) (5)

20 Strong and actionable growth prospects and access to managers Scalable operational, marketing and distribution platform Diversified existing portfolio Rigorous investment process with successful track record Experienced management team with deep industry relationships Attractive valuation of 5.4x 2008P Adjusted EBITDA(1) Summary (1) Assumes the base acquisition price of $85.0 million plus 2008 earn-out of $10.0 million, less net cash of $6.1 million as of September 30, 2007, and Asset Alliance management forecasted 2008P Adjusted EBITDA of $16.5mm based on the standalone business without merger proceeds

21 Appendix A: Reconciliation to Adjusted EBITDA Note: adjustments are presented on a post-tax basis Reconciliation of Adjusted EBITDA to GAAP Net Income TTM $mm 2004A 2005A 2006A Sept 2007A Net income (GAAP) 9.4 (25.1) (6.4) (17.4) Interest 1.9 2.1 2.7 1.0 Taxes 6.6 (2.9) 0.3 2.2 Depreciation 0.5 0.5 0.5 0.2 Amortization 3.9 1.5 0.3 0.1 EBITDA 22.3 (23.9) (2.6) (13.9) Management adjustments Impairment charges - 15.1 6.2 14.7 Write off of IPO expenses - - - 5.5 Disposals of investments in preferred equity interests - 7.4 1.9 1.9 Litigation and insurance proceeds - - 0.8 (0.7) One-time legal fees 0.9 3.7 2.3 0.1 Consolidation entries (0.1) (0.4) (1.2) 1.5 Organizational costs - - 0.1 - Gain from return of Equity Appreciation Rights - (0.5) - (0.3) Pro-forma adjustments Recurring legal expenses 0.1 (0.2) 0.1 (0.2) Travel expenses - - - 0.1 Economic interest of AIP (minority interest) - 0.2 0.4 (0.5) Public company costs Executive compensation arrangements 0.2 1.5 2.9 2.2 Additional audit costs (0.3) (0.3) (0.3) (0.3) Additional accounting staff (0.3) (0.3) (0.3) (0.3) Adjusted EBITDA 22.8 2.3 10.3 9.8

22 Appendix B: Composite Methodology Affiliate Manager Equally Weighted Composite Affiliate Composite represents equally weighted historical composite returns of select investment funds managed by Asset Alliance affiliate managers (the “Affiliates”) and excludes funds of funds business. The investment funds included in this calculation are: Bricoleur Partners, L.P. (3/98), JMG Capital Partners, L.P. (5/98), Group G Investments, L.P. (2/03), Liberty Corner Patriot Fund, L.P. (for the period from 4/00 to 9/05 - Asset Alliance does not have performance data for this fund after 9/05 and Asset Alliance separated from Liberty Corner Asset Management LLC as of 12/30/2005), P/E Investments Queensboro Strategy Composite (5/01) through (9/03) and Bond/FX Strategy Composite (10/03), Milestone Partners L.P. (from affiliation of this fund (2/96) through (6/98)) (which is subsequently replaced by Bristol Fund, Ltd. (for the period from 07/98 to 09/02 - Asset Alliance does not have performance data for this fund after 09/02 and separated from Beacon Hill Asset Management LLC as of 12/31/2002) when Beacon Hill Asset Management LLC (“Beacon Hill”) became the sub-advisor of Milestone Partners L.P.), Silverado Arbitrage Partners, L.P. (for the period from 7/97 to 11/05, Asset Alliance does not have performance data for this fund after 11/05 and Asset Alliance separated from Silverado Capital Management LLC as of 12/31/2005), Wessex Asia-Pacific Fund Limited (12/00), Zola International, Ltd. (previously St. Claire International, Ltd. Class B Shares) (for the period from 1/01 to 12/06 - Asset Alliance separated from Zola Capital Management LLC as of 12/31/2006), Couchman Investments, L.P. (for the period from 11/01 to 10/05 - Asset Alliance does not have performance data for this fund after 10/05 and Asset Alliance separated from Couchman Capital LLC as of 12/31/2005), Victory Fund, L.P. (for the period from 11/01 to 08/04 - Asset Alliance separated from Victory Investment Management LLC as of 12/31/2003 and has not received any fee share from Victory after 08/04), Spencer Opportunity LP (6/04), and Alpha Hedged Strategies (10/02). The investment funds are selected based on the following criteria: 1. with respect to each investment style/strategy, if more than one investment fund managed by any Affiliate or Affiliates represent such investment style/strategy, only the investment fund that has the longest operating history is included in this calculation; and 2. if an Affiliate operates an onshore investment fund and an offshore investment fund that has the same investment style/strategy, only the onshore investment fund is included in this calculation. Affiliates excluded from the foregoing calculations are (1) Pacific Asset Management LLC which uses the same strategy as JMG Capital Management LLC, (2) Milestone Global Advisors L.P. for the period following the engagement of Beacon Hill as the fund’s sub-advisor, (3) Beacon Hill (Safe Harbor) prior to 07/98 as its strategy was already represented by Milestone Partners L.P. which had a longer operating history and (4) Trust Advisors LLC, which is not a direct investment vehicle. The starting date on which the performance of a selected investment fund is included in this calculation is either February 1, 1996 or the inception date of such investment fund (as indicated in the parenthesis above), whichever is later. The performance returns included in this calculation are unaudited, net of all fees and expenses and represent reinvestment of all income. Past performance is not a guarantee of future results. Market index information contained in this presentation was obtained from industry sources we believe to be reliable and includes the reinvestment of income. No representation is made that it is accurate or complete. The investment advisor believes that the comparison of the Fund’s performance to the S&P 500 index, or any other market indices, is inappropriate. The S&P 500 Index contains 500 industrial, transportation, utility and financial companies and is generally representative of the large capitalization U.S. Stock market. The investment advisor believes that the comparison of the Fund’s performance to a single market index like the S&P 500 is inappropriate because such indices represent only unmanaged results of long investment in equities, while the Fund’s portfolio may contain both equity and fixed income investments, short sales of securities, foreign securities and option and margin trading. The portfolios that comprise the S&P 500 index, or any other market indices are broadly diversified and engage in a variety of investment strategies, while the Fund’s portfolio is not as diversified and pursues an investment strategy that may be substantially different from many or most of the portfolios comprising any of the indices. In addition, the Fund’s portfolio and the portfolios of the other indices may contain securities issued by companies with different capitalization, amounts of equity and fixed income investments, and levels of short sales of securities and margin trading. Accordingly, the investment advisor cautions potential investors that none of these indices nor any other index of which the investment advisor is aware are directly comparable to the results of the Fund.

23 Appendix B: Composite Methodology Affiliate Manager Equally Weighted Composite The S&P 500 Index, as adjusted to reflect reinvestment of dividends, is an unmanaged index of 500 stocks and sets forth the performance of a wellknown, broad-based stock market index. The statistical data regarding the S&P 500 Index has been obtained from Bloomberg®. The MSCI Europe sets forth the performance of a developed European regional broad-based stock index. To construct the MSCI Europe, every listed security in the market is identified, and data on its price, outstanding shares, significant owners, free float, and monthly trading volume are collected. The securities are then organized by industry group, and stocks are selected, targeting 60% coverage of market capitalization. Selection criteria include: size, long- and short-term volume, cross-ownership and float. By targeting 60% of each industry group, the MSCI index captures 60% of the total country market capitalization while maintaining the overall risk structure of the market — because industry, more than any other single factor, is a key characteristic of a portfolio or a market. The statistical data regarding MSCI Europe has been obtained from Morgan Stanley Capital International Inc. The HFRI Fund Weighted Composite (the “HFRI Wtd. Index”) sets forth the performance of a well-known hedge fund market index. It is an equally weighted performance summary of over 1,650 hedge funds. Survivor bias is eliminated by incorporating funds that have ceased to exist. The statistical data regarding the HFRI Wtd. Index has been obtained from Hedge Fund Research. The Russell 2000® Index sets forth the performance of a well-known small-capitalization stock market index. It measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which represent approximately 8% of the total market capitalization of the Russell 3000® Index. As of the latest reconstitution, the average market capitalization was approximately $530 million; the median market capitalization was approximately $410 million. The largest company in the index had an approximate market capitalization of $1.4 billion. The statistical data regarding the Russell 2000 Index has been obtained from Frank Russell Company. The MSCI World sets forth the performance of a global broad-based stock index encompassing 24 developed countries. To construct the MSCI World, every listed security in the market is identified, and data on its price, outstanding shares, significant owners, free float, and monthly trading volume are collected. The securities are then organized by industry group, and stocks are selected, targeting 60% coverage of market capitalization. Selection criteria include: size, long- and short-term volume, cross-ownership and float. By targeting 60% of each industry group, the MSCI index captures 60% of the total country market capitalization while maintaining the overall risk structure of the market — because industry, more than any other single factor, is a key characteristic of a portfolio or a market. The statistical data regarding MSCI World has been obtained from Morgan Stanley Capital International Inc. The Lehman U.S. Aggregate Index (the “Lehman Aggregate”) sets forth the performance of a broad-based U.S. fixed income index covering the U.S. investment-grade fixed-rate bond market, including government and credit securities, agency mortgage. The statistical data regarding the Lehman Aggregate has been obtained from Bloomberg®. The 3-Month U.S. Treasury Bill Index (the “ML 3-Month T-Bill”) sets forth a reference point for short term fixed income investments’ performance. The ML 3-Month T-Bill is comprised of a single issue purchased at the beginning of the month and held for a full month. The statistical data regarding ML 3- Month T-Bill has been obtained from Bloomberg®.

24 Additional Information & Participants in Solicitation Additional Information and Where to Find It In connection with the proposed merger and required stockholder approval, Tailwind will file with the Securities and Exchange Commission a registration statement, which will include a prospectus relating to the Tailwind shares to be issued in connection with the merger and a proxy statement which will be mailed to the stockholders of Tailwind. Tailwind stockholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available as they will contain important information about Tailwind, Asset Alliance and the merger with Asset Alliance. Such persons can also read Tailwind’s final prospectus dated April 11, 2007, for a description of the security holdings of the Tailwind officers and directors and their respective interests in the successful consummation of the proposed merger. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed merger. Tailwind stockholders will be able to obtain a free copy of such filings at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of such filings can also be obtained, without charge, by directing a request to Tailwind Financial Inc., BCE Place, 181 Bay Street, Suite 2040, Toronto, Ontario, Canada M5J 2T3. Such documents are not currently available. Participants in Solicitation Tailwind and its directors and executive officers and Asset Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Tailwind common stock in respect of the proposed merger. Information about the directors and executive officers of Tailwind is set forth in the Annual Report on Form 10-K for Tailwind’s most recent fiscal year ended June 30, 2007, which was filed with the Securities and Exchange Commission on September 25, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement regarding the proposed merger when it becomes available.

Exhibit 99.3

Asset Alliance/Tailwind Financial Conference Call Script

January 9, 2008

<Speaker: Arnold Mintz>

Good Morning and welcome to the Asset Alliance/Tailwind Financial investor and analyst conference call. Before I hand it over to my colleagues, I would like to read a statement relating to forward-looking information. You will find this in the front of your slide pack and I encourage each of you to read it carefully.

Certain statements made on this conference call regarding the proposed merger between Tailwind Financial Inc. (“Tailwind”) and Asset Alliance Corporation (“Asset Alliance” or “AAC”) and any other statements regarding the parties’ future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the factors set forth in the press release issued yesterday, and the slides which accompany this call.

The inclusion of the financial projections in this presentation should not be regarded as an indication that Asset Alliance’s board of directors or any other recipient of the information considered, or now considers, them to be a reliable prediction of future results. The financial projections were not prepared with a view towards public disclosure or with a view to complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with U.S. generally accepted accounting principles. Neither Asset Alliance’s independent auditors nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Asset Alliance is under no obligation, and expressly disclaims any intention or obligation, to update or revise the financial projections presented, whether as a result of new information, future events or otherwise, except as required by applicable law.

Although the financial projections were prepared based on assumptions and estimates that Asset Alliance management believed were reasonable at the time, Asset Alliance provides no assurance that the assumptions made in preparing the financial projections will prove accurate or that actual results will be consistent with these financial projections.

On this conference call, we will also discuss non-GAAP financial measures as defined by SEC Regulation G, to provide greater transparency regarding Asset Alliance’s operating performance and this proposed transaction. In particular we will discuss EBITDA and Adjusted EBITDA.  Any such non-GAAP financial measures discussed should not be considered an alternative to measures required by US GAAP, and are unlikely to be comparable to non-GAAP information provided by other companies. Any non-GAAP measures disclosed are reconciled to the most directly comparable GAAP financial measure in the slides which accompany this conference call and which are available on the Asset Alliance website at www.assetalliance.com and the Tailwind website at www.tailwindfc.com.

Today’s speakers from Asset Alliance are:

•      Bruce Lipnick, Founder, Chairman and Chief Executive Officer

•      Arnold Mintz, Co-founder, President and Chief Operating Officer

•      Stephen Bondi, Executive Vice President and Chief Financial Officer

Today’s speaker from Tailwind Financial is:

•      Gordon McMillan, Chairman of the Board

If you now turn to slide 7 in your materials, I will hand over to Bruce Lipnick, Founder, Chairman and Chief Executive Officer of Asset Alliance.

SLIDE 7: ASSET ALLIANCE TO ACCESS PUBLIC MARKETS

<Speaker: Bruce Lipnick>

Good morning everyone and thank you for joining today’s call.

We are extremely excited to announce that Asset Alliance Corporation will become a US public company through a reverse merger with Tailwind Financial Inc., a blank check development stage company. Asset Alliance, which will survive as the name of the combined company will be traded on the American Stock Exchange. This all equity transaction brings numerous benefits, including increased capital to continue building our platform, further economies of scale and increased brand awareness in major markets. We believe that this transaction will allow us to further expand and diversify our business by capitalizing on potential new manager acquisitions.

Before I tell you about Asset Alliance, Tailwind and the opportunities in store, I would like to thank my colleagues at Asset Alliance and our clients for bringing us to where we are today. You are the reason for our past and future success.

Founded in 1996, Asset Alliance is a multi-faceted investment management company, specializing in alternative investments and offering strategic opportunities for highly skilled hedge fund managers.  We are one of the first companies formed to specialize in acquiring hedge fund managers.

Our headquarters are in New York with offices in London and Dubai. Asset Alliance and investment managers in which we have an equity interest have total assets under management of approximately $3.5 billion as of 9/30/07.  We have equity interests in nine fund managers and have a wholly-owned multi-manager fund of funds business. Through AIP, our majority owned affiliate manager, we offer public open-end mutual funds, sub-advised by over twenty managers utilizing alternative strategies.  We work closely with our affiliates and provide sales and distribution support to our portfolio companies.  Our success is directly related to our experienced management team and employees, the quality of our affiliate managers and a scalable infrastructure.

Subsequent to the merger, the combined company will deploy its cash reserve to fund potential acquisitions and seed candidates. Asset Alliance will also have the flexibility of issuing public stock to use to acquire managers.

Asset Alliance has a unique business model which combines:

1.               A portfolio of alternative asset managers that is diversified by strategy and product;

2.               The attractive value dynamics of a fragmented industry;

3.               An established and scalable platform; and

4.               Potential to acquire additional high growth and high margin companies

SLIDE 8: INVESTMENT HIGHLIGHTS

<Bruce>

The key factors that I want to highlight are that Asset Alliance has an attractive existing business and that we believe market dynamics support our continued growth and acquisition plan going forward. We expect 2008 to be the growth inflection point for Asset Alliance driven by the following factors:

i)                                         The emerging managers, which are in the early part of their growth phases and are managers where Asset Alliance has a larger relative equity stake, are expected to continue to grow at a rapid pace;

ii)                                      A meaningful number of affiliate managers are expected to realize an increase in their operating margins as they move from breakeven to higher levels of profitability. As a result, a greater percentage of new revenue will flow to the bottom line and will be passed onto Asset Alliance; and

iii)                                   Asset Alliance has the infrastructure in place to accommodate interests in many more managers without incurring significant additional costs.

Now let me pass the stage to Gordon McMillan, Chairman of Tailwind, who will go through a brief summary of the transaction.

SLIDE 9: TRANSACTION SUMMARY

< Speaker: Gordon McMillan >

Thanks Bruce. Let me begin by saying that Tailwind is delighted to be partnering with Asset Alliance in this transaction.

Tailwind will issue stock for 100% of the stock of Asset Alliance through a reverse merger.  There will be 10,625,000 Tailwind common shares issued at closing with up to 2,500,000 additional common shares issuable subject to the achievement of certain performance milestones over the next three years

There will also be an adjustment at closing, either upwards or downwards, equal to the net earnings of Asset Alliance between September 30, 2007 and the closing date paid in Tailwind shares priced at $8.00.  Assuming a Tailwind share price of $8.00 per share, the purchase price represents a multiple of approximately 8.1x Adjusted TTM EBITDA and approximately 5.4x Asset Alliance management’s 2008P EBITDA.

The executive management team of Asset Alliance will run the combined entity: Bruce Lipnick will continue as the Chairman and CEO; Arnold Mintz will be the President and COO; and Stephen Bondi will be Executive VP and CFO.  These individuals have agreed to enter into three-year employment agreements containing non-compete provisions. Asset Alliance’s management, certain existing shareholders and Tailwind management will also be subject to trading lock-up periods.

The transaction is subject to customary closing conditions, the approval of a majority of Tailwind’s public shareholders, the approval of Asset Alliance’s shareholders, and regulatory approvals.

SLIDE 10: ATTRACTIVE VALUATION OF BUSINESS

<Gordon>

We were drawn to Asset Alliance for a number of reasons. We believe that Asset Alliance has a unique business model and its eleven year track record has illustrated its success in partnering with managers. Management is experienced and the infrastructure is robust and scalable. The existing business consists primarily of ownership interests in nine affiliate managers which have generated approximately $21.4 million of revenue to Asset Alliance over the trailing twelve months ended September 30, 2007 and a wholly owned fund of funds business that has generated revenue of $7.3 million over the same period. The timing is attractive for Tailwind as we believe that for reasons outlined by Bruce, 2008 will be the growth inflection point for Asset Alliance. We believe that our valuation of 5.4 times projected 2008 EBITDA, assuming that the 2008 earnout is earned, is an extremely attractive valuation for a scalable high growth business.

The additional appeal of this transaction is the potential to acquire equity interests in managers with attractive performance track records and growth prospects at discounts to market multiples. These equity interests, which Asset Alliance management will seek to acquire at multiples ranging from 3-6 times EBITDA, are anticipated to be accretive to Asset Alliance before any synergies, such as marketing fee arrangements and cross promotion.

The chart on the bottom left of Slide 10 shows the purchase multiple of Asset Alliance, based on projected 2008 EBITDA before deploying the cash from this transaction, and compares it to the trading multiples of a universe of both mid-small cap asset managers and alternative asset managers.  As you can see, the purchase multiple of 5.4 times compares very favorably. The table on the bottom right of Slide 10 shows the fully diluted share price of Tailwind assuming various EBITDA trading multiples, and is based on Asset Alliance management’s forecast for the first 12 months following closing of the transaction.

SLIDE 11: OWNERSHIP BREAKDOWN

<Gordon>

Slide 11 demonstrates the ownership breakdown of Tailwind post closing on a fully diluted basis.  Assuming the full earn-out is earned, current Tailwind shareholders will own approximately 60% of the combined entity on a fully diluted basis.

Now, I’ll hand it back to Arnold Mintz, Co-founder, President and COO of Asset Alliance.

SLIDE 13: ASSET ALLIANCE OVERVIEW

<Arnold>

Let me take a moment now to tell you a bit more about Asset Alliance.

As mentioned earlier, Asset Alliance is a multi-faceted investment management company, specializing in alternative investments . Asset Alliance and investment managers in which it has an interest have in excess of $3.5 billion of assets under management.

In addition to our affiliate manager platform, our multi-manager fund of funds business complements and provides diversification to Asset Alliance.  This includes multi-manager and multi-strategy products offered to both institutional and retail investors. These products have historically provided a consistent and stable income stream and have additional capacity for growth and new product development.

Asset Alliance’s infrastructure is comprised of 45 experienced professionals specializing in investment research and analysis, risk management and monitoring, operations, accounting, legal and compliance and marketing and distribution. Our infrastructure also includes global distribution relationships and proprietary processes and systems for compliance and portfolio monitoring. Our experienced and deep management team has developed key industry contacts and relationships and has been instrumental in developing a scalable operational platform, highlighted by our historical success in partnering with managers.

SLIDE 14: OVERVIEW OF BUSINESSES

<Arnold>

Slide 14 details Asset Alliance’s different businesses. We have strategic equity stakes in nine affiliates, a wholly owned fund of funds advisory business and a small majority owned third party marketing business. Of the nine affiliates, the emerging managers represent managers that we have acquired more recently and we believe have the greatest potential for growth. The established managers consist primarily of Asset Alliance’s initial group of managers that have contributed substantial returns to Asset Alliance to date. We work closely with our affiliates and take an active role in building their businesses. To give you an example of some emerging managers, AIP which is 66.7% owned by Asset Alliance, is a manager which we acquired in 2002 and seeded their fund with $10 million and contributed approximately $1.8 million in operational capital. AIP runs an open-end mutual fund that uses more than 20 sub-advisors that employ various hedge funds strategies. The business has grown to approximately $670 million at the end of September 2007 and ended the year with approximately $760 million in AUM, having more than doubled per annum on an annualized basis over the past three years.

Spencer was a small manager in which we acquired an interest in 2004 that employs a value and event driven strategy. We helped Spencer launch a new offshore version of their fund and they grew their AUM from approximately $30 million to over $300 million currently. Both of these managers are relatively young managers with substantial growth potential and should become increasingly meaningful contributors to Asset Alliance.

SLIDE 15: DIVERSIFIED BUSINESS MODEL

<Arnold>

This slide summarizes our multi-faceted approach. As you can see from our revenue contribution by strategy, our affiliates employ a variety of different strategies. We expect any potential new acquisitions will contribute to further diversification of our revenue stream.

One important feature to note is Asset Alliance’s revenue distribution between management fees and incentive fees. In the trailing twelve months, approximately 41% of Asset Alliance’s share of its affiliates’ fees (before expense sharing) was from management fees. In 2008, we project that the contribution from management fees may increase to up to 54%, driven substantially by growth in Asset Alliance’s unique mutual fund business.

SLIDE 16: INVESTMENT PERFORMANCE SUMMARY

<Arnold>

From the AUM chart on the left hand side, you can see that Asset Alliance’s AUM has been driven primarily by the emerging managers that Asset Alliance acquired between 2000 and 2004. Asset Alliance had experienced declines in AUM from its more established managers, which in certain instances have decided to return client assets to allow them to focus on performance. The chart on the right hand side shows equally weighted composite returns of Asset Alliance’s single manager hedge fund affiliates from inception to date. The composite has outperformed many industry benchmarks, both on an absolute and a risk adjusted basis since the inception of Asset Alliance. Broadly speaking, we believe that the composite illustrates Asset Alliance’s ability to select attractive managers for affiliation.

SLIDE 17: USE OF TAILWIND IPO PROCEEDS

<Bruce>

Let me now address the benefits of being public and specifically of teaming with Tailwind.

I have been in the alternative investment business for over 30 years and have seen this industry grow dramatically over this time period. While overall industry growth has slowed down due to the law of large numbers and competition has been intense, I believe that the current environment is one of the most attractive environments that I have seen for Asset Alliance’s business. Asset Alliance is in the business of finding and acquiring hedge fund managers. While the rapid growth of the industry has attracted many new managers into the market, the institutionalization of the market has raised the hurdles and infrastructure required for a manager’s success. There are many managers that want to enter the market and there are some managers that may already have an existing business with a good track record but they need to find a strategic partner to help them grow to the next level.  We believe Asset Alliance’s experience in structuring strategic relationships and its support and distribution platform makes us a perfect partner for these managers.

Likewise, establishing strategic relationships with and acquiring managers provides substantial benefits to Asset Alliance. In addition to diversification and enhanced revenue, we believe there are opportunities to acquire managers at attractive valuations or to seed new managers. After the closing of this transaction with Tailwind, we believe Asset Alliance will have the opportunity to create meaningful earnings accretion and growth through such acquisitions.

SLIDE 18: ATTRACTIVE UNIVERSE OF OPPORTUNITIES

<Bruce>

Asset Alliance evaluates potential managers for seeding or acquisitions in North America, Europe and Latin America. We identify potential managers from various sources including our deep industry relationships and referrals from wire houses, our affiliates, and our fund of funds research team.

Historically, the key criteria that we target for managers are:

1.               An attractive track record;

2.               A substantial capacity for growth and an ability to build a business;

3.               Reasonable valuations and earnings accretion to Asset Alliance;

4.               Target payback period to be by or before the fourth year;

5.               Expected IRRs to be in excess of 30%; and

6.               The ability to maintain long-term interests which will continue to generate growing cash flows to Asset Alliance.

We have listed some of the strategies of managers that we generally consider for acquisition. These strategies range from the more traditional long/short to innovative strategies that target the emerging environmental sectors. These managers range from start-ups to managers with AUM in excess of $1.0 billion. Our target is to deploy at least 70% of merger transaction proceeds within the first year with the full use of the merger proceeds within 18 months. We expect we will focus initially on acquisitions of established managers that will drive earnings.

I will now pass this to Steve Bondi.

SLIDE 19: FINANCIAL HIGHLIGHTS

<Speaker: Stephen Bondi>

Slide 19 shows gross revenue, net income, Adjusted EBITDA, and AUM for Asset Alliance for fiscal years 2004 through 2006 and the trailing twelve month period ending September 30, 2007. The slide also includes management projections for fiscal years 2008 and 2009 on a standalone basis and management projections for the combined entity in the first two years after the merger.

Adjusted EBITDA is adjusted to exclude certain one-time or non-cash items and pro forma adjustments to historical numbers for new executive compensation arrangements that would exist post closing. Please refer to Appendix A for a reconciliation of net income on a GAAP basis to reported EBITDA and Adjusted EBITDA.

We believe that 2008 will be an inflection point in Asset Alliance’s existing business with continued growth in 2009 and beyond. Anticipated growth of the emerging managers and the positive impacts of scalability of the affiliate managers mentioned by Bruce earlier are key factors that we believe will drive the growth of Asset Alliance’s top and bottom line. I will highlight Alternative Investment Partners as a key contributor to our planned growth as it is an example of an emerging manager that has recently achieved profitability in 2007. Additionally, AUM at AIP has more than doubled every year in the last three years on an annualized basis and we expect this to continue into 2008 and to a lesser extent in 2009 as AIP enters new distribution channels and benefits from an attractive five-year track record which places it as one of the top funds in its category. Anticipated growth at AIP will also increase Asset Alliance’s top line contribution from management fees to over 50%. We anticipate that the established managers will continue to be meaningful revenue contributors to Asset Alliance but will not grow much year over year. The lone exception may be Trust Advisors, which earns a sub-advisory fee on the mutual fund assets advised by AIP. We believe that on a standalone basis, Asset Alliance will be able to achieve Adjusted EBITDA of approximately $16 million and $31 million in 2008 and 2009, respectively. Pro forma for the merger, access to the $100 million in the trust account and a goal of deployment of 70% of that capital over the first year and the remainder in the second year, we believe that the combined entity will be able to achieve Adjusted EBITDA of approximately $29 million and $52 million in the first and second years, respectively. Please note that projections may be back-end loaded in each year as revenue and EBITDA are expected to ramp up over the course of 2008 and 2009 as Asset Alliance increases AUM by deploying its capital to acquire new managers and as Asset Alliance and its affiliates grow their existing products and increase operating margins. Standalone AUM is expected to exhibit a more consistent ramp-up over the course of the projection periods and is an important indication of future profitability. AUM proforma for the merger will be affected by the deployment of capital and the size of the aggregate AUM acquired which will depend on prices paid for acquisitions and our percentage stakes acquired in managers.

I will now pass this back to Bruce for his summary.

SLIDE 20: SUMMARY

<Bruce>

Going forward, we expect strong and continued growth from Asset Alliance’s current group of managers. We see actionable growth prospects in deploying Tailwind’s capital to acquire potential new managers at attractive valuations and enhancing their growth by accessing our scalable operational, marketing and distribution platform. Asset Alliance has an experienced management team with deep industry relationships. We employ a rigorous investment process and have established a successful track record in picking managers and building businesses. We look forward to creating value for all of our current and future shareholders.

Once again, thank you for your interest.  We are now available to answer any questions that you may have.  Let me hand back to Stephen Bondi who will manage the Q&A session.

Additional Information and Where to Find It

In connection with the proposed merger and required stockholder approval, Tailwind will file with the Securities and Exchange Commission a registration statement, which will include a prospectus relating to the Tailwind shares to be issued in connection with the merger and a proxy statement which will be mailed to the stockholders of Tailwind.  Tailwind stockholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available as they will contain important information about Tailwind, Asset Alliance and the merger with Asset Alliance. Such persons can also read Tailwind’s final prospectus dated April 11, 2007, for a description of the security holdings of the Tailwind officers and directors and their respective interests in the successful consummation of the proposed merger.  The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed merger.  Tailwind stockholders will be able to obtain a free copy of such filings at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of such filings can also be obtained, without charge, by directing a request to Tailwind Financial Inc., BCE Place, 181 Bay Street, Suite 2040, Toronto, Ontario, Canada M5J 2T3. Such documents are not currently available.

Participants in Solicitation

Tailwind and its directors and executive officers and Asset Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Tailwind common stock in respect of the proposed merger. Information about the directors and executive officers of Tailwind is set forth in the Annual Report on Form 10-K for Tailwind’s most recent fiscal year ended June 30, 2007, which was filed with the Securities and Exchange Commission on September 25, 2007.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement regarding the proposed merger when it becomes available.